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08002293

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sandvik

*CURRENT ADDRESS

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01463 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/5/08

Sandvik Annual Report 2007

12-31-07
AR/S


07

Sandvik's business concept and strategy

Productivity and profitability as business concept

Sandvik develops, manufactures and markets products and services with a high technology content that contribute to enhancing the productivity and profitability of customers. This is Sandvik's business concept. All industrial companies must enhance efficiency in production so that rising costs for raw materials, wages, energy and other items, are kept in balance with the gains provided through higher prices. Sandvik's customer offering helps to close the productivity gap in customer operations.

Significant customer value

Sandvik creates customer value by offering products that result in cost savings and reliable and cost-efficient processes. Through a strong global presence, customers worldwide are offered optimal solutions that encompass products, services and technical support. Sandvik aims to be a valued partner and the customer's obvious first choice.

World-class manufacturing

Conducting core operations, such as manufacturing, on a proprietary basis, ensures that Sandvik's products adhere to the Group's high and globally standardized performance and quality parameters. Sandvik's production organization is strongly integrated with research and development and demonstrates world-class efficiency. This creates favorable conditions for the continuous launch of new products and is a key competitive advantage for the Group.

Comprehensive research and development

Comprehensive and goal-oriented research and development is a prerequisite for continued profitable growth. R&D activities are customer oriented and projects are managed in close cooperation with the customer. To ensure maximum customer value, the Group's R&D is based on leading, unique technology and active patent work. R&D also enhances manufacturing processes and facilitates more efficient production lines. Sandvik invests nearly SEK 3 billion annually in R&D and slightly more than 2,300 employees work in the area. The Group has some 4,800 active patents and intellectual properties owned and managed in a separate company for maximum value creation.

Advanced logistics

Sandvik's distribution system is based on a small number of large and strategically located Distribution Centers in major market areas. In this manner, the Group can offer rapid deliveries and an extensive product offering. Efficient inventory management and advanced logistics enhances delivery reliability and ensures first-rate customer service.

Specialized and decentralized organization

Sandvik has a decentralized organization. Decisions relating to the operational business are made in the Group's three business areas: Sandvik Tooling, Sandvik Mining and Construction and Sandvik Materials Technology. The business areas have specialist expertise within materials technology and in-depth knowledge of the customers' processes. To develop the best solutions, work is conducted in close cooperation with the customers. In terms of technology and the market, Sandvik is the leader in its areas of operations – industrial tools, mining equipment, special alloys and ceramic materials. The acquisition of complementary companies strengthens positions within areas of high growth and favorable profitability.

Well-defined corporate governance

Effective and transparent corporate governance generates increased confidence in Sandvik among various stakeholders and creates a clear focus on customer and shareholder value. Corporate governance defines roles and responsibilities for owners, the Board of Directors and executive management. It also covers the Group's control and management system.

Sustainable development

Sandvik has a strong corporate culture. The Group works in a goal-oriented manner with its three core values: Open Mind, Fair Play and Team Spirit. There is a clearly defined code of conduct to guide employees in their business activities. Sandvik works to ensure long-term sustainable development based on environmental and social goals for its own operation.

Long-term approach and shareholder value

Sandvik's business philosophy is based on a long-term approach and continuity, but also on flexibility and the ability to continuously improve. The Group always endeavors to create value for its shareholders. Sandvik has achieved approximately 10% annual growth over the past 20 years, attributable equally to organic growth and acquisitions. In the past five-year period, Sandvik's total return averaged 27% per year.

Sandvik
Annual Report 2007

Sandvik Aktiebolag; (publ) Corporate registration number 556000-3468

CONTENTS **PAGE**

In addition to the financial information in the Annual Report, Sandvik presents the Group in a separate publication, The Sandvik World, which is distributed to shareholders in April 2008. Information on the Group is also available on www.sandvik.com

Strong global demand and profitable growth during 2007

- Order intake SEK 92,059 M, up 18% from the preceding year for comparable units, excluding currency effects.
- Net profit for the period up 18%, SEK 9,594 M.
- Earnings per share up 19%, SEK 7.65.
- Proposal for increased dividend of SEK 4.00 (3.25).

Sandvik continued to develop favorably in 2007. Sales increased by 19% in value to SEK 86 billion and profit after financial items rose 17% to SEK 13 billion. A strong contributory factor to this development is our ability to create value for our customers. The distinct customer focus means that the possibilities for continued profitable growth are favorable, but the Group's cash flow must improve in 2008, which implies that increased capital efficiency is a prioritized goal.

Strong demand

Demand for Sandvik's products was strong within all customer segments. Demand was driven by the economic development in the world, the shift in the energy sector, Sandvik's entry into new product areas and the Company's geographic expansion. Sandvik continues to grow at a more rapid pace than the market in many parts of the world, including Asia, Russia and Eastern Europe. The customers' conversion to modern technology in their manufacturing processes represented a strong driving force. Sandvik invested heavily in production equipment and capacity, and expanded its network of sub-suppliers.

Company acquisitions continue to be a vital element of the strategy for profitable growth. During the year, we made key acquisitions in all three business areas and grew through these into new, profitable product segments and markets. Activities to integrate these acquisitions into Sandvik's operations are proceeding as planned.

Successful business areas

The ability to develop, manufacture and market our products in an efficient manner, thereby capturing market shares, is of decisive importance for the long-term development of our three business areas.

Sandvik Tooling's leading position in metal cutting was strengthened by increased demand and successful product launches. The brand strategy involving a differentiated customer offering continued to be successful and substantial investments were made in improved production technology and increased capacity. Through the acquisition of Diamond Innovations, Sandvik's know-how in metal cutting was combined with expertise in super-hard metals.

The comprehensive reorganization and rationalization program aimed at increasing profitability continued in Sandvik Materials Technology. The product mix continued to be tailored toward more value-added and specialized products. The business area is well-positioned in several expanding markets, including oil and gas extraction, the energy sector, petrochemicals and medical technology. Sandvik has long been a familiar brand as a supplier of specialized material for medical-technology products. Through the acquisition of Doncasters Medical Technologies, Sandvik has established itself as a supplier of implants and surgical instruments. Today, the products are marketed under the Sandvik brand.

During the year, the price of nickel alloy fluctuated significantly, with a dramatic drop in price in the summer of 2007. The total negative earnings effect for the Group as a result of these changes in metal prices was estimated at about SEK 450 M in 2007. The nickel price trend will also impact Sandvik's earnings in 2008.

Fiscal 2007 was also a successful year for Sandvik Mining and Construction. A sharp rise in demand for metals and the vast expansion of infrastructure taking place in many developing countries meant that the business area's markets continued to grow strongly.

A large number of product launches, combined with increased demand for mechanization, automation and services from customers, contributed to the strong growth. Crushing is a key operation in the mining and construction industries. In the mining industry, crushing is conducted to facilitate the transport of ore, and in the construction industry to produce aggregate, which is in short supply, for construction projects. Through company acquisitions, Sandvik has, in a goal-oriented manner, developed a product range for crushing and is now one of the few global players in this industry, which is rapidly moving toward consolidation.

Overall view

Today, for a leading and global company such as Sandvik, it is not enough to be financially successful. An increasing number of stakeholders demand an overall view that encompasses financial, environmental and social responsibilities. Sandvik has a sharp focus on these three areas of responsibility and endeavors to achieve favorable, long-term business development, while assuming responsibility for all three areas. In addition to the goals we have established for our own operations and processes as regards the external environment and work environment, it is also worth emphasizing the influence of environmental effects on our product development and the substantial environmental improvements that occur in customer operations when these new products are applied. This relates to such measures as reduced energy consumption, lower noise levels, the potential to use less raw material or improved safety for operators. The strong emphasis on improving productivity in the customers' processes is our greatest contribution to a better environment, since it results in more efficient resource utilization for our customers.

Customer focus generates shareholder value

Sandvik's business concept is to improve customers' productivity and profitability and this is also the guiding principle for the Group's extensive investments in research and development. The focus on creating value for customers forms the basis for Sandvik's successful development. It is interesting to note that this development started exactly 150 years ago with the founder's – Göran Fredrik Göransson – successful experiment using the so-called Bessemer process to manufacture steel. This laid the foundation for what would later become Sandvik and represents the first example in our history of the significance of research and development, goal orientation and customer focus. We continue to work with these success factors!

The emphasis on customer value also helped to generate an average annual total return of 27% over the most recent five-year period. The proposed dividend for 2007 provides a high direct return and is an expression of Sandvik's efforts to continuously create value for its shareholders.

Sandviken, January 2008

Lars Pettersson
President and CEO

The Sandvik share

The main financial goal of the Sandvik Group is to generate an attractive return and value growth for those who invest in the Sandvik share. The dividend shall amount to at least 50% of the earnings per share over an extended period.

Proposal for higher dividend

A dividend of SEK 4.00 per share is proposed for 2007. The dividend corresponds to an increase of 23% compared with a year earlier, and consequently, the increase in dividends has averaged 11% annually since 1997. The dividend comprises 52% of earnings per share in 2007, which increased by 19% to SEK 7.65. In total, this means that the Board is proposing a distribution of about SEK 4.7 billion to the shareholders for 2007.

Long-term shareholder value

In 2007, the Sandvik share price rose 12% (14% adjusted for the redemption), compared with the decline on the Stockholm Stock Exchange of 6%, measured as the OMX Stockholm All-Share Index (OMXS). The share price at year-end was SEK 111.25, corresponding to a market capitalization of SEK 132 billion (118). In terms of market capitalization, Sandvik was ranked the sixth (twelfth) largest company on the Nordic Exchange in Stockholm. During the year, Sandvik shares were traded at a total value of SEK 275 billion, making it the seventh (tenth) most actively traded share.

In 2007, the rise in the share price and dividends of the Sandvik share corresponded to a total return of 18%. In the most recent five-year period, Sandvik's total return, that is, the share price including reinvested dividends, rose an average of 27% annually. The comparable index, OMX Stockholm Benchmark (OMX SB), rose 16% annually during the same period.

Close contact with investors and analysts

It is of the utmost importance that the value of Sandvik as a company is always based on relevant and correct information. To achieve this, a clear strategy for financial communications is required and regular contact by the company with the various players in the financial market. This is primarily conducted through presentations in conjunction with the four interim reports, but also by organizing capital markets days, visits to various Sandvik plants and attendance at conferences and seminars. Contacts with the financial markets are coordinated by Sandvik's Investor Relations Group staff function. During the year, more than 300 meetings were conducted with investors and analysts throughout the world. The annual Capital Markets Day was held in Sandviken in September. In addition, the Group arranged a capital markets day in the US and investor visits to Sandvik's plants in such countries as Sweden, the US, India, China, Brazil and the Czech Republic.

Redemption procedure implemented

During May–June 2007, the mandatory redemption procedure, which was approved at the Annual General Meeting

SANDVIK AND THE STOCKHOLM ALL-SHARE INDEX



SEK
160
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
Sandvik
OMX STOCKHOLM ALL-SHARE INDEX

EARNINGS AND DIVIDENDS PER SHARE, SEK



4.00*
3.25
2.70
2.20
2.10
2.20
3.85
4.95
6.45
7.65
03
04
05
06
07
Earnings
Dividend

Years 2003–2005 recalculated after 5:1 split.
* *Proposed dividend.*

in April 2007, was implemented. Accordingly, shareholders received an extra distribution of SEK 3.00 per share, corresponding to about SEK 3.6 billion.

89,000 shareholders

Sandvik is listed on the Nordic Exchange in Stockholm and is one of the Stockholm Stock Exchange's oldest companies, with a listing already back in 1901. Sandvik's share price can also be followed on the Nordic exchanges in Helsinki and Copenhagen. The Sandvik share can be traded in the US in the form of ADRs (American Depositary Receipts).

In 2007, interest in the Sandvik share continued to increase, both in and outside Sweden, and the number of shareholders increased by nearly 15,000 to some 89,000. Sandvik has shareholders in approximately 75 countries.

For further information, see Sandvik's website www.sandvik.com/ir

The Sandvik share

	2007	2006	2005	2004	2003
Number of shares at year-end (millions)	1 186	1 186	237	247	250
Number of shares at year-end, recalculated for split (millions)	1 186	1 186	1 186	1 235	1 250
Market capitalization at year-end (SEK billions)	132	118	87.8	70.6	64.2
Number of shareholders	88 950	74 124	55 966	59 382	61 063
Dividend as a % of earnings per share	52	50	55	57	94
Total return (price increase + dividend), %	18	38	42	12	32
Proportion of shares in Sweden (%)	63	63	61	62	62
Proportion of shares owned by the ten largest shareholder groups (%)	38	35	45	41	36

The ten largest shareholders at 31 december (%)

	2007	2006	2005	2004	2003
AB Industrivärden	11.5	11.0	11.0	10.4	8.2
JP Morgan Chase Bank*	8.7	5.6	10.9	9.8	6.1
Handelsbanken's Pension Foundation	4.0	3.8	3.8	3.4	3.5
Alecta Pension Insurance	3.1	2.9	1.1	0.6	1.5
SSB CL Omnibus AC OM07 (15 pct)*	2.3	3.5	6.1	6.3	3.0
Swedbank Robur Funds	2.3	2.4	2.6	2.4	3.5
Handelsbanken Funds	2.1	2.0	2.2	1.9	3.2
AMF Pension Insurance	1.5	1.8	3.8	2.4	3.2
SEB Funds	1.5	1.7	1.6	1.4	1.7
Fourth Swedish National Pension Fund	1.4	1.5	-	-	-

** Administrates shares held in trust.*

NUMBER OF SHAREHOLDERS


61 063
59 382
55 966
74 124
88 950
03
04
05
06
07

OWNERS OF SANDVIK AB, 31 DECEMBER 2007


Swedbank Robur Funds, 2.3 %
Handelsbanken Funds, 2.1 %
Alecta Pension Insurance, 3.1 %
Handelsbanken's Pension Foundation, 4.0 %
AB Industrivärden, 11.5 %
Owners outside Sweden, 37.5 %
Swedish private persons, 10.4 %
Other Swedish institutions, 29.1 %

Group summary review

Order intake during 2007 rose to SEK 92,059 M (77,708), up 18% in value and up 18% for comparable units, excluding currency effects. The Sandvik Group's invoiced sales reached SEK 86,338 M (72,289), up 19% in value and up 18% for comparable units, excluding currency effects. Markets outside Sweden accounted for 94% (94) of sales.

Consolidated profit after financial income and expenses totaled SEK 12,997 M (11,113). Earnings per share amounted to SEK 7.65 (6.45). Return on capital employed was 27.0% (27.6).

The Board of Directors proposes a dividend of SEK 4.00 per share (3.25), corresponding to 52% (50) of earnings per share representing an increase of 23% from a year earlier.

Future prospects

During 2007, the Sandvik Group developed strongly in a continued positive business climate. Demand was driven by the global economic development, the shift in the energy sector, Sandvik's entry into new product areas and the Company's geographic expansion. Sandvik continues to grow at a more rapid pace than the market in many parts of the world, for instance Asia, Russia and Eastern Europe. The Sandvik customers' conversion to modern technology in their manufacturing processes represented a strong driving force. The Company has invested heavily in its production equipment and capacity, and has expanded its network of sub-suppliers. Sandvik's strong market position together with implemented improvement measures means that the Group is well positioned for continued profitable growth.

Financial objectives

New financial objectives were published in the 2006 press release of Sandvik's unaudited annual earnings figures etc. The new objectives are based on Sandvik's strong development over the last few years and assessments of the Company's strength and of how it is positioned for the future. The new objectives are presented below (old objectives in parenthesis).

The Group objectives have been specified by business area level for existing operations as shown in the table below.

Fulfillment of the Group objectives

Since 1997, the Group's annual organic growth has averaged 6% and the annual return has been 19.7%. In addition, the annual growth from acquisitions, net of divestments, has averaged 3%. During 2007, the organic growth was 9% and the return was 27.0%. At the end of 2007, the net debt/equity rate was 1.0. The proposed dividend means that the payout percentage is 52%.

Sandvik Group	2007	2006	Change, %
Order intake, SEK M	92 059	77 708	+18
Invoiced sales, SEK M	86 338	72 289	+19
Profit after financial items, SEK M	12 997	11 113	+17

Financial objectives for the Group	From 2007	(2000-2006)
Organic growth	+8% + acquisitions	(+6% + acquisitions)
Return on capital employed	25% for existing operations	(20%)
Net debt/equity ratio	0.7–1.0	(<0.7)
Dividend payout percentage	≥50%	(≥50%)

Financial objectives by business area:

Business area	Organic growth	Return on capital employed
Sandvik Tooling	+7%	30%
Sandvik Mining and Construction	+9%	25%
Sandvik Materials Technology	+8%	20%

DEVELOPMENT OVER THE LAST FIVE YEARS

INVOICED SALES, SEK M



48 810
54 610
63 370
72 289
86 338
03
04
05
06
07

PROFIT AFTER FINANCIAL ITEMS, SEK M



8.6
12.6
13.9
15.4
15.1
4 187
6 877
8 819
11 113
12 997
03
04
05
06
07
in % of invoiced sales

RETURN ON CAPITAL EMPLOYED, %



13.4
20.5
23.7
27.6
27.0
03
04
05
06
07

RETURN ON EQUITY, %



12.8
21.7
27.4
31.8
34.4
03
04
05
06
07

CAPITAL EXPENDITURE, SEK M



3 153
2 967
3 665
4 801
5 399
03
04
05
06
07

Earnings, returns and financial position

Earnings and returns

Operating profit amounted to SEK 14,394 M (12,068), up 19% compared with the preceding year.

Higher sales and production volumes, a better product mix as well as the effects of rationalization efforts had a positive effect on earnings. Changes in foreign exchange rates compared to 2006 negatively affected the operating profit by some SEK 800 M.

The net financing cost was SEK 1,397 M (955). The poorer outcome compared with the preceding year was mainly caused by higher average indebtedness. Profit after financial income and expenses reached SEK 12,997 M (11,113).

Income tax expense was SEK 3,403 M (3,006) or 26% (27) of profit before taxes.

The profit for the year attributable to equity holders of the Parent Company was SEK 9,116 M (7,701). Earnings per share amounted to SEK 7.65 (6.45).

Return on capital employed was 27.0% (27.6) and return on equity was 34.4% (31.8).

Financial position

Cash-flow from operating activities amounted to SEK 5,476 M (8,170). Cash-flow after investments, acquisitions and divestments was SEK -5,007 M (2,846). At the end of the year, cash and cash equivalents amounted to SEK 2,006 M (1,745). Interest-bearing provisions and liabilities less cash and cash equivalents yielded a net debt of SEK 29,940 M (16,811).

Sandvik has a credit facility of EUR 500 M expiring in 2012 and another facility of EUR 1.000 M expiring in 2013. These facilities, which are the Group's primary liquidity reserve, were unutilized at the end of the year. Under the Swedish bond program of SEK 15,472 M, bonds in the amount of SEK 11,169 M are outstanding. In addition, there are bonds issued in the US amounting to USD 740 M maturing over 10 and 15 years.

The international credit-rating institute Standard & Poors has an A+ rating for Sandvik's long-term borrowings, and A-1 for short-term borrowings.

Working capital

Working capital at the end of the year amounted to SEK 28,804 M (21,352), which was 31% (27) relative to invoiced sales. The change in the ratio is explained by temporarily increased inventories at Sandvik Materials Technology caused by a changed product mix together with production disruptions.

The carrying value of inventories at the end of the year was SEK 25,301 M (18,738) 27% (24) relative to invoiced sales.

Trade accounts receivable at year-end totaled SEK 15,228 M (12,574), which was 16% (16) relative to invoiced sales.

Earnings and returns

	2007	2006
Operating profit, SEK M	14 394	12 068
as a percentage of invoiced sales, %	16.7	16.7
Profit after financial income and expenses, SEK M	12 997	11 113
as a percentage of invoiced sales, %	15.1	15.4
Return on capital employed, %	27.0	27.6
Return on equity, %	34.4	31.8
Basic earnings per share, SEK	7.65	6.45
Diluted earnings per share, SEK	7.65	6.45

Definitions, page 52.

Quarterly trend of profit after net financial items

		Invoiced sales, SEK M	Profit after financial items, SEK M	Net margin, %
2006	1st Quarter	17 481	2 684	15
	2nd Quarter	17 851	2 695	15
	3rd Quarter	17 587	2 583	15
	4th Quarter	19 370	3 151	16
2007	1st Quarter	20 409	3 365	16
	2nd Quarter	22 002	3 795	17
	3rd Quarter	21 216	3 104	15
	4th Quarter	22 711	2 733	12

Financial position

	2007	2006
Cash-flow from operating activities, SEK M	5 476	8 170
Cash-flow after investments, acquisitions and divestments, SEK M	-5 007	2 846
Cash and cash equivalents at 31 December, SEK M	2 006	1 745
Net debt at 31 December, SEK M	29 940	16 811
Net financial items, SEK M	-1 397	-955
Equity ratio, %	35	41
Net debt/equity ratio, times	1.0	0.6
Equity at 31 December, SEK M	29 823	27 198
Equity per share at 31 December, SEK	24.10	22.00

Definitions, page 52.

Equity

Equity at year-end amounted to SEK 29,823 M (27,198), or SEK 24.10 (22.00) per share. The equity ratio was 35% (41).

Capital expenditure

	2007	2006
Investments in property, plant and equipment, SEK M	5 399	4 801
as a percentage of invoiced sales, %	6.3	6.6

Of these investments, SEK 588 M (626) pertained to Sandvik Mining and Construction's fleet of rental machines.

The purchase consideration for company acquisitions during the year (less acquired cash) was SEK 5,856 M (1,261). Proceeds from the sale of companies and shares amounted to SEK 363 M (70).

Investments in internally generated intangible assets amounted to SEK 431 M (247).

Parent Company and subsidiaries operating on commission for Sandvik AB

The Parent Company's revenue amounted to SEK 20,682 M (17,932) and operating profit was SEK 521 M (323). At 31 December 2007, interest-bearing liabilities and provisions less cash and cash equivalents amounted to SEK 10,240 M (4,445). Capital expenditure during the year amounted to SEK 1,128 M (1,011).

The Parent Company's total assets increased by SEK 5,099 M (from SEK 40,084 M to SEK 45,183 M). During the year, acquisitions of and capital contributions to subsidiaries amounted to SEK 2,036 M (1,230). The major acquisitions pertained to Extec Screens and Crushers Ltd. and Doncasters Medical Technologies.

Inventories increased by SEK 1,643 M, mainly at Sandvik Materials Technology pertaining to increased volumes of raw materials, semi-manufactured products and work in progress. The change in the product mix towards the end of the year together with adaptation to more efficient production processes have implied temporarily increased inventory volumes.

During 2007, the Parent Company paid a group contribution of SEK 3,004 M to Sanvik Intellectual Property AB.

During 2007, the Parent Company received dividends of SEK 5,944 M, SEK 2,595 M of which from Sandvik Finance BV and SEK 3,000 M from AB Sandvik Bruket.

The number of employees in the Parent Company and the subsidiaries operating on commission for Sandvik AB at 31 December 2007 was 7,999 (7,514).

Besides Sweden, the Parent Company operates in a number of countries, mainly through representative offices.

Market conditions

The global manufacturing industry continued to grow during 2007. All regions developed positively, above all Asia and Eastern Europe. Industrial production in the OECD countries rose by 3% compared to the previous year.

In the EU countries, the manufacturing industry continued its positive development by 3.7%. Germany posted the strongest manufacturing industry growth among the Western European countries and rose by 6.5%. Manufacturing industry in France grew by 2% while Italy and the UK stayed on the previous year level. Development in Eastern Europe was strong. In Russia and Poland, the manufacturing industry grew by 10% compared to the preceding year.

In the US, the manufacturing industry posted a growth of 2%, slightly lower than in 2006. Manufacturing industry development in Brazil had a growth rate of 6% while the development in Mexico was slightly positive, 1%.

Asia continued to post the strongest growth in industry production. The growth was strong in, among others, China, India, and South Korea. In China, industry production rose by 18%, and in India the manufacturing industry grew by 10%. Growth in the manufacturing industry in South Korea continued and reached 8%. In Japan, the growth rate was 3%.

High demand in the markets of Sandvik's customers

Demand from the general engineering industry remained high. Activity in the global automotive industry continued to be favorable. Activity in the aerospace industry was high with an increase in demand primarily in NAFTA countries (the US, Canada and Mexico).

During the year, the mining industry continued its strong growth, above all in South America and in Australia. The activity level was high also in Asia, South Africa and Russia. The price level for raw materials continued to be high, both for base and precious metals.

The construction industry developed positively during 2007, above all in Asia where particularly China continued to post strong growth. In Europe, the positive development continued with investments in both the infrastructure and the energy sectors.

Market conditions continued to be favorable for highly processed niche products to investment-related customer segments such as process industry, oil/gas and other parts of the energy sector.

Order intake and sales

Sandvik experienced a positive development in demand in all of its market areas during 2007. Sandvik's growth within the EU strengthened during the year. The activity was high in, among others, Germany and Italy. Demand in Eastern Europe continued to rise. The order intake development in NAFTA was positive. The business climate in South America was favorable during the year, coupled with high activity and production rate in the mining industry. Demand was strong also in Africa as a consequence of the favorable investment climate in the mining industry.

Demand in Asia/Australia rose from an already high level, particularly in China, India and Australia. The market area Asia/Australia posted 24% of the Group's total order intake.

Sandvik Tooling

The development in Sandvik Tooling's markets was positive during the year. Demand rose in both Western and Eastern Europe. Germany and Russia posted particularly positive growth. Demand in NAFTA declined slightly but remained at a high level. In Asia, the markets continued to develop positively and China, India and Japan posted particularly strong growth. Demand from the engineering industry, the oil/gas sector, and the heavy vehicles industry save in the US, was strong and improved further in the aerospace industry. The activity level in the car industry in Eastern Europe and Asia was high, however slightly down from the previous year. Demand from the automotive industry in the US declined somewhat.

Sandvik Mining and Construction

During the year, Sandvik Mining and Construction's order intake developed favorably in all market areas. Metal prices remained high and the demand for base and precious metals was strong throughout the year. The activity level was high also in the coal industry, partly as a consequence of the strong demand from the steel industry in China, partly the high oil price. This resulted in additional capacity investments. In the construction industry, the activity was high, particularly in the countries in Eastern Europe and in Asia.

Sandvik Materials Technology

Demand for Sandvik Materials Technology products continued to very strong and the market conditions were favorable in all regions. All product areas posted growth and highly processed niche products were for capacity reasons prioritized. Market conditions were strong for products to important sectors such as the oil/gas, energy, medical technology, chemical and petrochemistry sectors. Demand for products to the consumer-related customer segments was also generally positive although weakening towards the end of the year.

Order intake by market area

	2007 SEK M	Share %	2006 SEK M	Change %	Change *
Europe	42 262	46	35 469	+19	+15
NAFTA	15 449	17	14 145	+9	+14
South America	5 143	6	5 336	-4	-5
Africa, Middle East	6 757	7	5 737	+18	+26
Asia, Australia	22 448	24	17 021	+32	+29
Group total	92 059	100	77 708	+18	+18

* Change compared with the preceding year for comparative units, excluding currency effects and company acquisitions.

Invoiced sales by market area

	2007 SEK M	Share %	2006 SEK M	Change %	Change *
Europe	39 704	46	32 446	+22	+18
NAFTA	14 901	17	13 916	+7	+11
South America	5 445	6	4 339	+25	+24
Africa, Middle East	6 716	8	5 450	+23	+29
Asia, Australia	19 572	23	16 138	+21	+19
Group total	86 338	100	72 289	+19	+18

* Change compared with the preceding year for comparative units, excluding currency effects and company acquisitions.

Invoiced sales in the 10 largest markets

	2007 SEK M	2006 SEK M	Change %
US	11 187	10 622	+5
Australia	7 498	5 928	+26
Germany	7 467	6 458	+16
Sweden	5 082	4 155	+22
Italy	5 023	4 285	+17
France	3 560	3 184	+12
South Africa	3 547	2 619	+35
China	3 434	2 827	+21
Brazil	3 333	2 574	+29
UK	3 267	2 578	+27

Business Areas and changes in the Group

The Group's order intake and invoiced sales by business area are presented in separate tables. The listed subsidiary Seco Tools – 60% owned by Sandvik, corresponding to 89% of the voting rights – publishes its own annual report with comments on its operations.

Sandvik Tooling

Sandvik Tooling's order intake amounted to SEK 25,134 M (22,730), up 10% from the preceding year for comparable units, excluding currency effects. Invoiced sales amounted to SEK 24,732 M (22,477), up 9% for comparable units, excluding currency effects. Exchange rate changes had a 2% negative effect on both order intake and total invoiced sales.

The positive sales development was driven by favorable market factors, market share gains and a positive price trend. Growth was higher for cemented-carbide tools than for high-speedsteel tools.

Operating profit was SEK 5,989 M (5,191), corresponding to an operating margin of 24.2%. The improvement was attributable mainly to increased sales, higher prices and high capacity utilization. The business area's improved productivity, rationalization measures within production and distribution as well as changes in the customer structure and in the product mix aiming at better profitability also positively affected the results.

The number of employees at 31 December was 16,440 (15,139).

Sandvik Mining and Construction

Sandvik Mining and Construction's order intake developed strongly and amounted to SEK 37,986 M (28,431), up 29% from the preceding year for comparable units, excluding currency effects. During the year, a number of strategic orders were received, including an order for a complete crusher and transportation system for Boliden's Aitik mine worth some SEK 800 M. Talvivaara Mining Company in Finland ordered a crushing and screening plant and a conveying system for totally some SEK 275 M. The single largest order for a crushing and screening plant was received from Arcelor Mittal in the Ukraine worth SEK 160 M. In Australia, the business area obtained a large contract for mobile equipment for an opencast mine worth SEK 430 M. Order intake from the construction industry was strong and included orders from contractors in Chile and Mexico for tunneling drill rigs worth some SEK 50 M and SEK 40 M, respectively. The business area made great progress within the Mexican mining industry and established itself in the construction industry in that country. During the year, Sandvik established itself as a leading supplier of advanced mining equipment to the Chinese coal industry and, as a consequence, the order intake doubled.

Invoiced sales amounted to SEK 33,073 M (25,001), up 26% from the preceding year for comparable units, excluding currency effects. Exchange rate changes affected sales negatively by 2%.

Operating profit was SEK 4,979 M (3,672), corresponding to an operating margin of 15.1%. The improvement was attributable mainly to increased volumes and continued high capacity utilization.

The number of employees at 31 December was 15,173 (12,165).

Order intake by business area

	2007 SEK M	2006 SEK M	Change %	Change *
Sandvik Tooling	25 134	22 730	11	10
Sandvik Mining and Construction	37 986	28 431	34	29
Sandvik Materials Technology	22 733	20 978	8	12
Seco Tools	6 176	5 540	11	14
Group activities	30	29	/	/
Group total	92 059	77 708	18	18

* Change for comparable units, excluding currency effects and company acquisitions.

Invoiced sales by business area

	2007 SEK M	2006 SEK M	Change %	Change *
Sandvik Tooling	24 732	22 477	10	9
Sandvik Mining and Construction	33 073	25 001	32	26
Sandvik Materials Technology	22 486	19 337	16	20
Seco Tools	6 011	5 436	11	13
Group activities	36	38	/	/
Group total	86 338	72 289	19	18

* Change for comparable units, excluding currency effects and company acquisitions.

Operating profit by business area

	2007 SEK M	2007 % of sales	2006 SEK M	2006 % of sales
Sandvik Tooling	5 989	24	5 191	23
Sandvik Mining and Construction	4 979	15	3 672	15
Sandvik Materials Technology	2 435	11	2 324	12
Seco Tools	1 491	25	1 266	23
Group activities	-500	/	-385	/
Group total	14 394	17	12 068	17

Sandvik Materials Technology

Sandvik Materials Technology's order intake amounted to SEK 22,733 M (20,978), up 12% from the preceding year for comparable units, excluding currency effects.

During the year, a number of major project orders for seamless tubes for the oil/gas industry were received, among others an order from Norway for some SEK 170 M and two orders from the US each worth SEK 130 M. Large orders were also obtained for seamless tubes for the fertilizer industry and for steam generators.

Invoiced sales totaled SEK 22,486 M (19,337), up 20% from the preceding year for comparable units, excluding currency effects. Surcharges due to higher raw materials prices affected invoiced sales by about 16 percentage points. Exchange rate changes affected invoiced sales negatively by 2%.

During the year, the nickel price varied strongly and fell dramatically during the summer of 2007. The carrying value of metal inventories has continually been adjusted to the lower of cost or net realizable value. The total negative effect during 2007 of these movements in metal prices has been estimated at some SEK 450 M.

Operating profit was SEK 2,435 M (2,324), corresponding to an operating margin of 10.8%. The operating profit has been positively affected by a better product mix but was negatively affected by increased production costs and metal price changes.

During 2007, a strong position within the medical technology application area was established through three strategic acquisitions, among them Doncasters Medical Technologies.

The number of employees at 31 December was 9,098 (8,585).

Changes in the Group

Sandvik Tooling

In early 2007, Sandvik Tooling acquired Diamond Innovations, a manufacturer of tools based on superabrasives, such as synthetic diamonds and cubic boron nitride. The acquisition strengthened Sandvik Tooling's future growth potential since the business area thereby has a fully integrated value chain as from raw materials to the finished products made of cemented-carbide and superabrasive materials. During the year, Sandvik Tooling reached an agreement with Mori Seiki regarding the divestment of Sandvik Tobler, a Group company that manufactures and markets chucks, mandrels and other clamping devices for tools for mainly the automotive and aerospace industries. The brands Walter, Titex and Prototyp finalized their merger into a joint product area. The coordination of product development, market support and development of the new product area strengthens its growth potentiality and improves the effectiveness of the three brands. Dormer and Precision also successfully completed their merger into a joint product area, Dormer, which strengthens the possibilities of continued growth for these brands. During the year, Valenite and Safety formed a joint product area, ValeniteSafety, and in that connection the new brands ValeniteSafety and ValeniteImpero were launched also in Europe.

The work to consolidate the production, render it more effective and to increase capacity continued during the year. In the UK, production units for special tools in Halesowen and for high-speed steel drills in Worksop were closed. In addition, a decision to cease the production of tungsten carbide powder at Sandvik Hard Materials' unit in Coventry was announced. Also the production of special tools in Mexico was discontinued.

During the year, Sandvik Tooling increased its capacity for cemented-carbide production. A new factory for the manufacturing of indexable inserts was opened in Münsingen, Germany. Sandvik Tooling decided to increase the production of indexable inserts in Semine, Japan. The manufacturing capacity will be further increased in 2008 and 2009. A new factory for special tools was opened in Schmalkalden, Germany. In Rovereto, Italy, the business area invested in a new factory for cemented-carbide tools and high-speed steel tools. Extension of capacity for tool handling systems, Coromant Capto, continued with, among other things, substantial investments in Sandviken, Sweden. Sandvik Hard Materials in 2007 concluded the acquisition of Rexem's US unit for the manufacturing of cemented-carbide tools for the can manufacturing industry. In addition, Sandvik Hard Materials opened a new factory for the manufacture of cemented-carbide tools for the can manufacturing industry, pump applications, and other cemented-carbide components in Barcelona, Spain. Sandvik Tooling's expansion in Asia continued. A new factory for special tools and for sintering and grinding operations is being set up in Wuxi, China. During the year, a decision was also taken to increase production of drills in solid carbide in Lang Fang, China. The business area further decided to increase the production of inserts for the threading of tubes used in the oil and gas industry.

Sandvik Mining and Construction

In May, the business area acquired Extec Screens and Crushers Ltd. and Fintec Crushing & Screening Ltd., both offering mobile crushing equipment to customers.

Extec is located near Birmingham, UK and has service units in Australia, the US, and in Germany. Fintec's head office and production unit are located near Belfast in the UK.

Both companies offer equipment complementary to the big mobile crushers that Sandvik already offered to customers, mainly for mines and quarries. Extec brings medium-sized mobile crushers mainly intended for the construction industry, and Fintec offers mobile crushers that are smaller in size intended for recycling of concrete and minerals. These two acquisitions established Sandvik as a leading player in the expansive mobile crushing field.

During January and February, the business area also acquired two Australian companies, Shark Abrasion Systems Ltd. and Hydramatic Engineering Pty Ltd. Shark Abrasion Systems Ltd. is a market leader in the development and production of wear parts for underground loader buckets. Hydramatic Engineering Pty Ltd. is a market leader in the development and production of specialized drilling and bolting machines designated for rock reinforcement in underground mines and tunnels.

During the year, the business area continued to implement a new infrastructure within logistics, one of the most important areas for securing availability of products and spare parts to the customers. In April, the new central warehouse in Chicago was opened, one of the three central warehouses for the global supply of tools and spare parts.

Sandvik Mining and Construction also continued to establish manufacturing and assembly of equipment close to its customers. In addition to the proximity to customers, this offers a very flexible production, cost advantages and shorter lead-time. All plants are controlled by Sandvik Mining and Construction's global production organization ensuring equal product range and quality at all the business area's plants.

Sandvik Materials Technology

At year-end 2006, the acquisition of Metso Powdermet AB was concluded. The company is world leading in powder metallurgy components manufactured through so-called hot isostatic pressing (HIP) into near net shape. Metso Powdermet develops and delivers customized components in high-alloyed steels as well as nickel- and cobalt-based alloys. Through that acquisition, Sandvik Materials Techology strengthens its position in the strategically important oil/gas, energy and medical technology segments. Metso Powdermet AB also provides access to the complementary competence required for Sandvik Materials Technology to take a significant position in application development and the manufacturing of powder-based components pressed into near net shape. The products are nowadays marketed under the Sandvik brand.

During the year, Sandvik Materials Technology made three acquisitions within the strategically important and rapidly growing medical technology segment. In June, Doncasters Medical Technologies was acquired, a world leading manufacturer and sub-supplier of orthopedic implants and instruments. The products are manufactured in high-alloy stainless materials, titanium and cobalt-based alloys. In December, JKB Medical Technologies, a leading manufacturer and sub-supplier of spinal implants and medical instruments, was acquired. The products are manufactured in titanium-based alloys and high-alloy stainless materials. Towards the end of the year, Sandvik concluded an agreement with the US company Medtronic Inc. covering the acquisition of a manufacturing plant that specializes in medical instruments for spinal surgery. The unit is located in Memphis, Tennessee in the US.

The core competence of the acquired entities as manufacturers of medical implants and instruments and Sandvik Materials Technology's core competence within materials and surface technology, processing and manufacturing create an effective combination in the medical technology market. The three acquired companies together with Sandvik's other medical technology operations form an entirely new product area within Sandvik Materials Technology. All products are nowadays marketed under the Sandvik brand.

During the year, an investment was made that increased the capacity of a plant in Sandviken for vacuum re-melting of high-alloy stainless materials and titanium-based alloys in order to meet the increased demand from the medical and dental technology segment. Substantial investments are also being made in order to increase capacity in the area of surface technology products.

As part of the work to phase out activities outside the defined core business of Sandvik Materials Tehnology, Sandvik Sorting Systems with revenue of some SEK 1,000 M and about 300 employees has been divested. Early on in 2007, also the 11.6% minority holding in Outokumpu Stainless Tubular Products was divested.

Research, development and quality assurance

Advanced research in selected niches is a prerequisite for Sandvik's development. The Group's expenditure during 2007 amounted to SEK 2,739 M (2,287), corresponding to 3% of invoiced sales, SEK 377 M (179) of which is recognized as assets in the balance sheet. More than 2,300 employees work in the fields of research, development and quality assurance, many of which are highly educated specialists.

Sandvik Tooling conducts research and development (R&D) of materials and production processes for the entire business area at several competence centers around the world. Product and application development is conducted at the respective product areas in close liaison with customers.

Sandvik Mining and Construction's main development units are located in Finland, Sweden, Austria and the US. The business area at these sites – in close cooperation with customers – develops products adapted to needs and overall solutions for the mining and construction industries.

Sandvik Materials Technology's R&D center for advanced metallic materials and special alloys in Sandviken, Sweden, is among Europe's largest. The business area also has an R&D unit in Hallstahammar, Sweden, for ceramic and metallic resistance materials.

Sandvik Tooling

Sandvik Tooling's research and development focuses on the development of new materials and products and the improvement of production processes and production equipment. The aim is to improve the performance and quality of the tools as well as the production efficiency for the customers and the business area itself. New methods are continually being developed for the production of cemented carbide powders, as well as the manufacturing of ceramic materials, cubic boron nitride, and synthetic diamonds. For the production of inserts, development of powder pressing techniques and coating methods are of high priority.

In 2007, Sandvik Coromant introduced more than 3,000 new articles, as well as four additional grades for steel turning and steel milling. Two pioneering tooling concepts were launched – CoroTurn®TR and CoroMill®390, CoroTurn®TR features a new locking interface between insert and holder, which improves performance and stability. CoroMill®390D utilizes a built-in system for vibration free machining improving customers' productivity.

The newly formed product area Walter with its three brands Walter, Titex and Prototyp offers a complete range of products for all kinds of metal working – for milling as well as for turning and boring. During 2007, the brand Walter introduced a new generation of the Xtra·tec® side and face milling cutters. The assortment of turning tools was enlarged with several new products, including new Tiger·tec® cutting tool materials. Titex launched the new XtremePlus solid carbide drill. Prototyp extended the product range of highly efficient threading taps and also introduced new end mills for machining aircraft components.

Diamond Innovations, which became a new product area in Sandvik Tooling 2007, introduced several new products during the year. For example, they launched a new grinding grade, CBN700, the hardest cubic boron nitride ever produced so far. A number of products in synthetic diamond were introduced to customers in the oil and gas industry. New cutting tool materials were also brought to the machining industry, among these a new synthetic diamond grade.

ValeniteSafety focused on providing complete and innovative cutting tool solutions mainly to major manufacturers within the automotive industry. New milling cutters for machining cast iron and aluminum were developed. ValeniteSafety also introduced a new competitive highly wear resistant fine-grained cemented carbide grade for milling operations.

During the year, Dormer extended their solid carbide offering of rotating tools. This included the launch of new end mills, taps and drills designed specifically for machining stainless steel.

Sandvik Hard Materials improved its product portfolio and launched new cemented-carbide grades. A new technical solution was developed for carbide rotary cutters. The concept is designed so as to enable customers to more easily and quickly change and adapt the profile cutter to different operations. This improves flexibility, shortens down time and improves the customer's productivity. Sandvik Hard Materials has also extended its product assortment for the manufacturing of aluminum and other metal cans and is thereby one of few companies in the world offering a complete range of tools.

Sandvik Mining and Construction

Sandvik Mining and Construction continued to introduce new technology and new products in the market. By working closely with the customers, Sandvik Mining and Construction can continually adapt its products to the customers' needs and offer total solutions. Important driving forces for product development have been the increase in costs at customers, particularly their energy costs, and their difficulties to recruit skilled staff.

During the year, the business area continued to launch the new generation of underground loaders and trucks. Improved reliability, easy maintenance and ergonomics as well as personal safety are the most important qualities. All machines in the new product program are also prepared for automation. The new product program for underground loaders and trucks form part of a production philosophy in which increased automated functionality, improved ergonomics and safety in the mining operations are being developed.

During 2007, Sandvik introduced a new generation of belt conveyor rollers. Within the mining industry, conveyor belts can reach a speed of over 10 meters/second and can transport up to 50,000 tons/hour. Accordingly, component requirements may be stiff, in particular on the rollers carrying the belts. Sandvik's HM150 roller has a new innovative design reducing power consumption/roller by almost 3 watts. With thousands of rollers in a conveyor belt, this saves several kilowatts and at the same time the noise level is reduced by up to 20 decibels. The life of the rollers is significantly increased and the raised speed, the reduced energy consumption and reduced down time improve productivity.

In April 2007, Sandvik Mining and Construction introduced a surface tophammer drill rig, Sandvik DP1500i, built on modern technology. The operator is in full control of the drilling having access to all necessary data that makes maximum productivity possible. The new concept also includes functions that can be integrated with the customer's production system and diagnostics for swift and easy maintenance. It works in all temperatures and has excellent fuel economy. The operator's cabin offers adequate comfort, is air-conditioned and is equipped with air filter.

By using simulators, Sandvik Mining and Construction's product development addresses a number of industry constraints such as lack of training sites, lack of machines for practice purposes and high training costs. This also makes a cost effective and safe training possible whereby the regular equipment may remain in production while training proceeds.

Sandvik Materials Technology

Sandvik Materials Technology develops advanced materials, products and integrated solutions in close cooperation with its customers in order to increase the extent of automation and productivity, and to reduce energy consumption and environmental impact.

The acquisitions of Doncasters Medical Technologies, JKB Medical Technologies, and Medtronics' Memphis unit broadened Sandvik's product program in the medical technology segment to also include implants and surgical instruments. These products are manufactured in high-alloy stainless materials, titanium and cobalt-based alloys. The combination of the core competence of the acquired entities as manufacturers of medical implants and instruments and Sandvik Materials Technology's core competence in materials and surface technology, processing and production creates excellent conditions for a continued development of the medical technology product program. Moreover, the application knowledge of the acquired entities provides Sandvik the possibility to further develop its materials offering to the medical technology segment. In order to take advantage of all development possibilities, the means for research and development within the medical technology segment were increased in connection with the acquisitions.

Sandvik ClikLoc® is a new connector used to connect tubes in demanding oil rig surroundings. The revolutionary function enables Sandvik ClikLoc® to reduce the time needed for installation by up to 17 hours compared to conventional connectors. The oil companies save both time and money by using the new connector since a great number of connectors are needed for a tube reaching all the way from the platform to the oil well. Sandvik ClikLoc® is very user-friendly and safe, and has no moving parts or a need for tools.

Product area Kanthal continued its launching of heating systems for gas fed industry furnaces with new burner models marketed under the brand name Ecothal®. Kanthal's heating systems offer to customers in the heating industry a possibility to increase productivity while at the same time reducing the environmental impact.

Product area Kanthal introduced new alloys for heat resistant wire. The alloys contain essentially less quantities of the precious nickel metal but their performance is retained or improved. This implies lower costs and less consumption of high-grade alloy elements.

Kanthal also launched new heating systems for the aluminum industry based on the unique tubes extruded from the Kanthal APM® alloy and on Superthal® heating modules. These system solutions contribute to increased productivity and a more effective utilization of energy.

Product area Process Systems' further development of processing plants for the freezing of instant coffee and for highly efficient freezing of antioxidants within the tire industry resulted in strongly increased sales. The customers above all appreciate the high productivity of the processing and the uniform and high quality. The customers' production and utilization of machinery are favored by Process Systems' local presence with its own service organization for maintenance and spare parts.

During the year, the range of die-cutting products for the punching of packaging materials was enlarged. The new die-cutting products have longer life and make it possible to punch tougher and harder materials.

In the production of energy by coal firing, increased efficiency and less environmental impacts through the raising of the processing temperature have for a long time been desired. The main obstacle has been that only very expensive materials have coped with the high performance requirements at such temperatures. In a EU-cooperation, Sandvik Materials Technology therefore has developed the material Sandvik Sanicro25® for modernized coal firing. Throughout the project, contacts were established with power companies and manufacturers of steam boilers that were impressed by the properties of the material. Large-scale production of seamless tubes in Sandvik Sanicro25® has been verified during the year and the market potential is deemed to be great.

During the year, the launching of unique surface technology products continued. Sandvik Santronic® is specially developed for applications within electronics and telecommunications. The manufacturing technology is based on a new method to coat metallic precision strip with different kinds of surface layers such as nickel, silver or copper. This opens new possibilities to give the precision strip a combination of different properties – one side of the strip could for instance be coated with a layer for enhanced surface conductivity. Sandvik Santronic® offers unique advantages to customers when it comes to product properties and functionality, and makes it possible for customers to increase their productivity. Sandvik Decorex®, which is intended for design purposes, has a surface that is more formable than would be possible to attain with a lacquered surface. Intense development work is going on in cooperation with leading companies within different application areas.

Personnel

Effective recruiting is important to Sandvik's competitiveness. To bring about a borderless approach to recruiting and skills, a global HR program was initiated in 2003 under the name Connect. The basis for the program is the integration of all work related to recruiting and the development of skills with the actual business operations. This results in a common way of working with a number of important HR processes, such as staffing, competence development and change management. The objective is to offer all employees opportunities for development, partly by posting all vacancies internally, partly by making various activities for the enhancement of competence available. At the same time, the new processes offer better support to managers responsible for personnel matters to define the future needs for skills and to prepare the appropriate strategy to ensure the availability of competence, which is an important part of the overall business strategy.

Equal opportunity at work for men and women is important to Sandvik. Therefore, the Company has initiated various activities aimed at increasing such equality. Among other actions, a new recruiting policy has been laid down signifying that both genders shall be represented when the final selection of candidates for a position is made. The goal is to increase the proportion of women to 25% before the end of 2010.

At year-end, the number of employees was 47,123 (41,743). For comparable units, the number of employees increased by 3,815 (2006: increase by 735).

At 31 December 2007, the number of employees in Sweden was 11 342 (10,586).

Details of employee benefits and the average number of employees are provided on pages 55–58.

Salaries and wages, employee profit-sharing and bonus program

The structure for salaries and wages within Sandvik is based on a policy that supports Sandvik's business objectives and helps making it attractive to work and develop at Sandvik, stimulates internal mobility and increases efficiency. The policy is based on four cornerstones, the complexity and difficulty of the position, individual performance, the market situation and stimulation for own progress.

Since 1986, Sandvik has had a profit-sharing system for all employees of wholly-owned Swedish companies. The system was modified during 2007 in order to increase transparency and elasticity and to better relate the system to the Company's goals. Under the modified system, the maximum allocation may be higher than before, but cannot exceed SEK 250 M including related social costs, and also the requirements for maximum allocation have been raised. The Group's return during 2007 implied an allocation of SEK 238 M to the profit-sharing foundation.

As part of the total remuneration package, a share-based program was established in the year 2000 to offer a long-term variable salary to some 350 international executives and specialists in the Group. The program was based on an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allocation was based on Sandvik's return on capital employed during the preceding year. While the grant as such was free of charge, the option holder must pay an exercise price for the share. The program is based on existing shares and, therefore, does not require the issue of new shares.

Options under the program were granted during years 2000–2004. During 2007, it was possible to exercise options granted in years 2002, 2003, and 2004.

Under a financial arrangement, the effects for the Company of future increases in the market value of the Sandvik share have been limited. For additional information, see pages 55–56, note 3.5 Information on benefits to the Board of Directors and senior executives.

The long-term variable salary program was halted for two years but in 2006 the Board decided to implement a cash-settled program. Based on a common goal perception for executives, specialists and shareholders, the program shall form a link to future performance goals aimed at the long-term value enhancement of the company. This is effected by overall common Group and

	2007	2006
No. of employees 31 December*	47 123	41 743
Average number of employees		
Women	7 875	7 099
Men	36 548	33 573
Total	44 423	40 672

* Part-time employees adjusted to reflect an equivalent number of full-time employees.

NO. OF EMPLOYEES
31 DECEMBER


36 930
38 421
39 613
41 743
47 123
03
04
05
06
07

business area focus on and governing towards profitable growth. An additional purpose is to improve the possibilities to recruit and retain key employees in the Group.

The 2006 program runs for three years and is settled in 2009. Under the program, there is a direct link between performance, value added and remuneration with an annual maximum related to the participant's fixed salary in the third year's December month. There are some 350 Sandvik employees participating in the program. The outcome of the program is conditional upon meeting measurable goals, established by the Board, for certain key ratios that create shareholder value linked to the Company's growth, profitability and capital efficiency over a three-year period.

In 2007, the Board decided to implement a corresponding cash-settled program structured as described above. The 2007 program runs for a three-year period and will be settled in 2010.

The Board's proposal for the decision on principles for the remuneration of senior executives.

The guidelines for the remuneration of the Board and senior executives that applied during 2007 are set out in note 3.5 on pages 55–56. The Company's auditors have examined compliance with the guidelines.

The Board's proposal for the decision on principles for the remuneration of senior executives during 2008 is designed to ensure that Sandvik from a global perspective can offer remuneration at the market rate that will attract and retain qualified members of the Group Executive Management.

The remuneration package for Group Executive Management comprises fixed salary, annual variable salary and long-term variable salary. It is intended that the components will form a well-balanced remuneration and benefit program that reflects the individual's performance, responsibility and the Group's earnings trend.

The fixed salary, which is individual and differentiated considering responsibility and performance, is determined taking into account market conditions and is reviewed each year.

The annual component of variable salary is based on the achievement of goals that are determined each year. The goals are mainly related to the financial results of the Company but also to measurable goals within each individual's area of responsibility. Members of the Group Executive Management may receive an annual variable salary corresponding to a maximum of 50–75% of the fixed salary.

A prerequisite for the long-term variable salary is the achievement of measurable goals established by the Board, i.e. certain key ratios that create shareholder value linked to the Company's growth, profitability and capital efficiency over a three-year period. For members of the Group Executive Management, the maximum long-term variable salary equals 45–50% of the fixed annual salary.

In previous years, the long-term variable salary took the form of personnel options. The option program was based on an annual allotment of personnel options on Sandvik shares. There are still outstanding options at 31 December 2007, 30,000 of which to senior executives. See also note 3.5.

Other benefits to members of Group Executive Management shall match what may be considered reasonable in relation to market practice. These benefits include pension, company car, residence, health insurance and termination benefits. Pension benefits to members of Group Executive Management are based on the fixed salary only and may be of either the defined benefit or the defined contribution kind. Normal pension age is 62. For the President, the pension age is 60.

Termination benefits are normally paid in the event that Sandvik terminates the employment. The severance pay equals 12–18 months' pay for persons aged less than 55 and 18–24 months' pay for persons aged 55 or more. Any other earned income is offset against the severance pay. No termination benefit is paid in the event the employee terminates the employment.

The Board may depart from the principles established by the annual meeting of shareholders if, in isolated cases, there are special reasons for a departure.

Those affected by these proposed principles are the President and the other members of Group Executive Management.

Non-financial information

In addition to the financial performance of Sandvik, environmental and social performance are presented in the Sandvik sustainability report, pages 82–89.

The risks and opportunities that Sandvik has identified as part of its overall risk management process in such areas as environment, working environment, human rights and corruption as well as customers and suppliers form the basis for Sandvik's work on sustainable development. For Sandvik, sustainable development forms an integrated part of the business process aiming at continuous improvement. Sandvik has adopted an explicit code of conduct as a basis for its continuous improvement.

Environmental objectives

Sandvik has established the following overall environmental objectives:

- More efficient use of energy and raw materials.
- Reduced emissions to air and water.
- Increased materials recovery, both internally within Sandvik and externally by recovery of the Group's products.
- Reduced environmental impact from the use of hazardous chemicals.

ISO 14001 certification of newly acquired companies, energy savings programs, phasing-out of chlorinated solvents and reduction of water consumption by re-circulation are examples of activities effected to fulfill the objectives. Relevant key ratios for electricity and fossil fuels consumption, carbon dioxide emission and water consumption are monitored on a quarterly basis. The outcome for 2007 is presented in Sandvik's sustainability report.

Licensed operations

Sandvik complies with applicable laws and regulations relating to the environmental issues in the countries where the Group operates but, in addition, Sandvik applies even stricter requirements when it is ecologically justified, technically possible and economically reasonable.

Sandvik's Swedish units conduct licensed operations in accordance with the Swedish environmental legislation at the plants in Sandviken, Gimo, Stockholm, Hallstahammar, Molkom, Surahammar, Svedala, Arbrå and Köping, as well as at a number of other locations in Sweden. The environmental permits for these sites relate to such activities as the manufacturing of ingots, bar, tube, strip and wire products, rock drilling products, metal powder, cemented-carbide products, castings and various equipment and tools. All these units have the environmental permits that are required for their operations. The main environmental impacts are emissions to air and water, land contamination and noise. Sandvik is very dependent on the environmental permits that have been granted for these sites.

No new applications for environmental permits were filed during 2007. In 2008, an application will be made for the production of hydrogen gas in Stockholm. No significant environmental non-compliances occurred during the year.

For the units subject to environmental permits, public environmental reports are submitted each year to the supervisory authority. In these reports, conditions and compliance with all the various requirements are presented, as are annual emissions and actions taken to lessen impacts on the environment or the consumption of resources. No unit has been issued any significant injunction from the supervisory authority in 2007.

At 25 units throughout the entire Sandvik Group, known or presumed land contamination has occurred. At nine units, clean-up procedures have been ordered at an estimated cost of some SEK 30–40 M. Moreover, cleaning-up measures at additionally six sites have been decided.

When new manufacturing companies are acquired, the due diligence procedures always include a comprehensive environmental examination to discover any liabilities for environmental issues.

Emission allowances

Sandvik's operations affect the climate in various ways, and two of the Group's entities are subject to the trading in carbon dioxide emission allowances imposed within the EU. The initial period for emission allowances, 2005–2007, has now come to an end and a new period for years 2008–2012 started at the turn of the year. The new allowances are expected to be issued in the spring of 2008. A change in the enacted law is effective from 2008, and thereby the meaning of "metallurgical process", which is now defined as "a physical change of the material". The change implies that generally all use of fossil fuels within the industrial estate in Sandviken is embraced by the trading in emission allowances, and an extended application has therefore been filed and was also granted by the county administrative board. It is expected that fewer allowances will be allocated over the new period, which further raises the importance of a reduced consumption of fossil fuels.

In 2007, Sandvik sold 19,000 emission allowances for a total of SEK 513,000 and repurchased allowances for a total of SEK 4,000.

The trading in emission allowances also affects Sandvik in that the price for electricity, even such electricity not affected by emission allowances, has risen considerably.

Sandvik is otherwise not aware of any changes in environmental requirements raised by laws or otherwise that could have a significant operational or financial effect on business activities.

Social objectives

Sandvik has established the following social objectives:

- Zero accidents.
- Reduced absence due to illness.
- Increased equality of opportunity at work.

The certification of the environmental management system in accordance with OHSAS 18001, training, risk assessment of the workplace, more focus on reporting of incidents, improving the efficiency of safety committees, and offering stimulation to managers to employ women, in particular in regions where the proportion of female employees is low, are all examples of activities carried out during the year in order to attain the objectives. Relevant indicators and key ratios that are monitored on a quarterly basis include the number of fatalities, lost days injuries, near misses, lost days due to injuries, sick-leave ratio, and absentee rate. Additional indicators are monitored on an annual basis. During 2007, one Sandvik employee met with a fatal accident at work. The 2007 outcome is presented in Sandvik's sustainability report.

Sandvik's policies relating to human rights, labor law issues and corruption are set out in a code of conduct. To emphasize the importance of compliance, training in these issues is regularly arranged. At the end of 2007, more than 90% of the employees had participated in this training.

No incidents relating to violation of human rights were reported during 2007. A few suspected incidents of corruption were reported. All these incidents have been investigated, and when considered necessary, corrective measures were taken.

Sandvik's risks and risk management

Being a global group, represented in 130 countries, Sandvik is exposed to a range of business and financial risks. Accordingly, the management of risks is a process that is important to Sandvik in order to achieve its objectives. Effective risk management is a continuous process conducted within the scope of the operational control system and is an integral part of the periodic monitoring.

ERM – Integrated Risk Management

Since several years, Sandvik has a comprehensive program for risk management, Enterprise Risk Management (ERM). The program covers all parts of operations, business areas as well as group functions.

A full, consolidated ERM Report is submitted to Executive Group Management twice a year. The Board deals with the ERM Report once a year.

The purpose of the integrated risk management work is to:

- create a heightened risk awareness in the organization, from operational decision-makers to the Board of Directors. Transparent and consistent reporting of risks shall form a basis for a common approach to what shall be prioritized and managed.
- support the Board of Directors and executive management in the strategic decision-making by continuous identification and evaluation of strategic risks.
- contribute to improvements in operational decision-making by managers at various levels by ensuring that operational risks are continuously evaluated and managed.
- ensure control of the company's exposure to risk by implementing a common model and methodology for risk management.
- Link the risk management work to the Company's Performance Management, which means that among the targets set for individual employees, also risk management work shall be included.

The risk management model covers the following risk areas:

- Strategic risks.
- Commercial, operational and financial risks.
- Compliance with external and internal rules and regulations.
- Financial reporting.

The risk exposure varies between the business areas. A groupwide risk management model has been established with common definitions, reporting formats and processes, which at the same time makes it possible for each business area to identify and manage its specific risks.

The main components of risk management are identification, measurement, managing, reporting, monitoring and control. An action plan is established for each risk in order to either accept, reduce, eliminate or increase the risk. Formal routines and processes are established for the reporting, monitoring and control of risks.

PURPOSE OF INTEGRATED RISK MODEL



Risk awareness
Improve control of the Group's risk exposure by way of a transparent and consistent reporting of risks.
Business advantages
Improve strategic and operational decision making by ensuring that risks are continuously evaluated and managed.
Risk control
Improve control and managing of the Group's risks.
Risk awareness
Business advantages
Risk control

ERM PROCESS – OVERVIEW



6b. ERM Report
1. Expectations and criteria
6a. Monitoring of risks
2. Business model and objectives
Function/Unit
5. Co-ordination and communication
3. Identification and measurement of risks
4. Managing of risks

The various risks are classified as follows.

Operational risks

Each manager with operational responsibilities has a responsibility to ensure that risks associated with the operations are appropriately identified, measured and managed. Operational risks include market and country risks, R & D risks, product risks, production risks, legal risks and environmental risks. Each unit's risks are regularly summarized in a report also setting out what measures are being taken to manage the risks. Each risk is measured and assigned an action plan. All this information is consolidated at Group level.

Compliance risks

Sandvik is globally engaged in many different areas and conducts its business within the framework of rules and regulations applying in different countries, markets and factual areas. Sandvik shall comply with laws as regards environmental issues, the running of a business, taxation, terms of employment, marketing rules, etc. In its external financial reporting, Sandvik complies with International Financial Reporting Standards (IFRS).

Financial reporting risks

Sandvik's operating companies report their financial position continually in accordance with internal reporting rules and the accounting policies that Sandvik applies (IFRS).

Legal issues

Litigation

Sandvik at times is party to litigation related to its business operations, of greater or lesser proportions. In the ordinary course of business, Sandvik is also party to legal and administrative proceedings related to its responsibility for products, environment, health and safety. There are no such proceedings of a material nature. As with a large number of other companies that market and sell welding electrodes in the US, Sandvik's US subsidiary, Sandvik Inc., is the object of claims in which it is asserted that exposure to welding fumes caused neurological injury. All of the claims involve multiple defendants in addition to Sandvik Inc. The company has not lost or settled any such claims, and the only costs incurred are the costs of defending the lawsuits which have been covered by insurance.

To obtain a favorable result against Sandvik Inc., a plaintiff would have to prove that any neurological injury was caused by welding electrodes sold by Sandvik Inc. The market share of Sandvik Inc. for welding electrodes in the US is less than 1%, and many of the cases against the company have been dismissed because the plaintiffs could not show that they had used Sandvik Inc.'s welding electrodes. Sandvik believes that there is no reliable scientific evidence to support the claims but anticipates – despite such absence of evidence, and considering also the minimal market share – that Sandvik Inc. will have to continue to defend itself against this kind of claims in lawsuits.

Protection of intellectual properties

To protect the return on the resources that Sandvik invests in research and development, the Group has a strategy for the active safeguarding of technical achievements against patent infringements and copying. Sandvik asserts its intangible rights through legal proceedings when necessary.

Tax disputes

During 2007, the Swedish Tax Agency performed tax audits at Sandvik AB and Sandvik Intellectual Propery AB (the "IP Company"), and in that connection reviewed the reorganisation of ownership and management of intangible rights that took place in 2005.

The reorganization implied that Swedish-owned patents and trademarks were transferred to the IP Company. The reasons for this reorganization was the need to gather the activities relating to intangible rights in one company in order to visualize the considerable worth of the intangibles and to gain operational advantages.

The Tax Agency did not accept the tax returns for years 2005 and 2006 filed by the IP Company with respect to the claimed deductions for amortization of the transferred intellectual property rights.

The Tax Agency approved the tax returns filed by Sandvik AB for the year 2005. Subsequently, the Agency through the Public Commissioner has filed an appeal against its own decison relating to the effects of the above-mentioned reorganization. According to the Commissioner's appeal, the rejection of the IP Company's amortization claims should be removed should the appeal against Sandvik AB's tax returns be granted. If the Commissioner's requests are granted, the reported results of the Sandvik Group would not be affected since the additional tax expense of Some SEK 5,050 M is matched by the tax value of the IP Company's taxable amortization claims.

If the Court accepts Sandvik's position, the Group's tax expense would decline by SEK 5,050 M to be recognized as a tax benefit when such court order becomes legally binding.

In Sandvik's opinion, the raised tax assessment of the IP Company decided by the Tax Agency and the Public Commissioner's appeal as it relates to Sandvik AB are both incorrect. All transactions comply with the agreements entered into in accordance with civil law by the Group companies concerned and have been realized in accordance with such agreements. According to the advice of the tax specialists that Sandvik has consulted, a tax assessment in line with Sandvik AB's filed tax returns complies with enacted laws. The raised tax assessments of the IP Company decided by the Tax Agency and the Public Commissioner's press for a raised assessment of Sandvik AB, respectively, are based merely on the grounds that the reorganization has entailed unacceptable tax advantages to Sandvik.

In January 2008, the IP Company appealed against the Tax Agency's assessment decision. Pending a conclusion of the legal proceedings, Sandvik has recorded a provision for the effects of a disallowance of the IP Company's amortization claims, and for the interest penalties that an assent to the Public Commissioner's appeal against Sandvik AB's tax assessment would entail.

Insurable risks

Sandvik has the customary insurance programs with respect to the Group's property and liability risks.

As a natural part of Sandvik's different activities, measures to limit the effects of damages are continually taken, often in cooperation with Sandvik's external insurance advisors.

In such context, standards for desired safeguard levels are established in order to reduce the probability of material damages and to guarantee deliveries to the customers.

Financial risks

The Board of Directors is responsible for establishing the Group's finance policy which comprises the guidelines, objectives and limits for financial management, and the managing of financial risks within the Group. Sandvik Financial Services has been established to act as the functional organization responsible for the managing of the greater part of the Group's financial risks.

Internal bank operations

Through its comprehensive international operations, Sandvik is exposed to currency, interest and financing risks. There are advantages in the central handling of matters pertaining to financing and financial exposure. Therefore, Sandvik conducts internal banking operations within Sandvik Financial Services located at its head office in Sweden. There are also units in the US and Germany, primarily for customer financing.

The internal bank shall be able to serve the Group companies and the purpose of the bank is to support subsidiaries with loans, investment opportunities and currency-exchange deals, and to act as advisors in financial matters. Most receivables created through internal Group sales are transferred to the Swedish bank unit. Since internal sales largely arise in the buying company's local currency, the internal bank thereby attains adequate control over the Group's transaction exposure. The internal bank also conducts Sandvik's netting system, and is accountable for international cash management.

The primary objectives of the internal banking operations within Sandvik are to contribute to the creation of value by minimizing the financial risks to which the Group is exposed in the ordinary course of business, and to optimize the Group's net financing cost. Only banks with a solid financial position and high credit ratings are accepted as Sandvik's counterparties in financial transactions.

Currency risk

The most significant financial risk to which Sandvik is exposed is currency risk. Foreign-exchange movements affect the company's earnings, shareholders' equity and competitive situation in different ways:

- Earnings are affected when sales and purchases are made in different currencies (transaction exposure).
- Earnings are affected when assets and liabilities are denominated in different currencies (translation exposure).
- Earnings are affected when the financial results of subsidiaries are translated to Swedish kronor (translation exposure).
- Shareholders' equity is affected when the net assets of subsidiaries are translated to Swedish kronor (translation exposure).

NET FLOWS IN FOREIGN CURRENCY, SEK M


2006
2007
2 500
2 900
3 600
1 850
1 600
1 300
950
1 350
950
1 100
900
650
-100
550
EUR
USD
AUD
NOK
ZAR
CAD
Övriga

HEDGED FOREIGN CURRENCIES, SEK M


2006
2007
EUR
-700
180
1 220
1 275
USD
400
95
AUD
350
210
NOK
80
100
ZAR
330
135
CAD
Other
120
-475

Transaction exposure

In its international operations, Sandvik regularly offers customers the possibility to pay in their own currencies. As a result, the Group is continuously exposed to currency risks in accounts receivable denominated in foreign currency and in future sales to foreign customers.

Since a large percentage of production is located in Sweden, Sandvik in Sweden has large surplus flows of foreign currency, which are exposed to transaction risks. The company also has major exporting production and distribution units in other countries, particularly in the euro area, with net flows in currencies other than their own. The Group's net inflow of payments in foreign currencies in 2007, fully set off against the counter value in the exporting companies' local currencies, amounted to approximately SEK 9,700 M (10,400). Flows in 2008 are not expected to be significantly different.

Under Sandvik's guidelines, the net flow of foreign currencies must be hedged. The first hedging measure always involves using currency received to pay for purchases in the same currency. Furthermore, all major project orders are hedged when received to secure the gross margin. In addition, the anticipated net flow of sales and purchases is hedged through sales and purchases of forward contracts. The hedging horizon for the Group as a whole depends on the mix of currency flows in the different business areas and is normally one to four months, but may be raised by maximum some six months by strategic currency hedges decided by the CFO. As of 31 December 2007, the average hedging horizon was about 2 months (2). In the hedging of future sales flows, forward contracts and currency options are used.

The actual value of outstanding forward contracts at year-end are presented in the diagram on the preceding page which shows outstanding contracts in the most important currencies at year-end exchange rates. Unrecognized gains on currency contracts for hedging of future net flows at year-end amounted to SEK 34 M (–99). Of this amount, SEK 39 M pertains to contracts that mature in 2008 and SEK –5 M to contracts maturing in 2009 or later. Hedge accounting in accordance with IAS 39 is applied to the greater part of these hedging transactions. For a more detailed breakdown of cash-flow effects by quarter, see page 28.

Translation exposure

Group subsidiaries normally should not have any translation risk in their balance sheets. Sandvik's objective is that a subsidiary's receivables and liabilities in foreign currency shall be balanced (hedged).

As of 31 December 2007, net assets of Group subsidiaries denominated in foreign currencies amounted to approximately SEK 30,800 M (24,700).

A subsidiary usually raises intra-group borrowings denominated in its own currency. Its net assets, normally equivalent to its equity, are translated to Swedish kronor at the year-end exchange rate. The net assets are not hedged but the differences that arise due to changes in exchange rates since the preceding year-end are recognized directly in equity.

Sandvik borrows largely to finance foreign subsidiaries' investments. Such borrowing is frequently in a particular currency, whereupon the internal bank lends to the subsidiaries requiring financing in local currencies. Furthermore, subsidiaries deposit excess cash with the internal bank. In these cases, the internal bank's deposits and loans are hedged by

SENSITIVITY OF OPERATING PROFIT TO CHANGES IN EUR, USD AND AUD EXCHANGE RATE (2007)


EUR
USD
AUD
100
60
20
-20
-60
-100
-10
-5
5
10
Rate change in SEK 0.01
Operating profit change in SEK M on an annual basis

NET ASSETS IN FOREIGN CURRENCY, SEK M


2006
2007
12 250
14 650
2 500
2 150
2 200
2 650
650
2 600
1 200
1 600
950
1 350
4 950
5 800
EUR
USD
CHF
GBP
AUD
CZK
Other

BORROWINGS BY CURRENCY, SEK M


2006
2007
1 100
2 720
3 940
5 980
8 540
15 380
890
1 650
530
2 050
370
1 070
EUR
USD
SEK
AUD
GBP
Other

currency forward contracts. The Group's borrowings in various currencies is presented in the diagram on the preceding page.

Translation exposure in the subsidiaries' earnings

The earnings of the foreign subsidiaries are translated to Swedish kronor at the average exchange rate for the period during which earnings arise.

Exchange-rate sensitivity

As an estimate, it may be stated that a change of plus or minus SEK 0.10 in the USD rate would change Sandvik's operating profit by plus or minus SEK 50 M (60) on an annual basis, under conditions that prevailed at year-end 2007. A change of SEK 0.10 in the rates for EUR and AUD would have comparable effects of SEK 80 M (70) and SEK 35 M (35), respectively. In addition, there would be effects from the basket of other currencies that the Group's operations give rise to.

The change in earnings occurs with a timelag, since a change in exchange rates does not have an impact until the hedging horizon has passed. Experience shows that foreign-exchange movements often have other direct and indirect effects on earnings that can be difficult to foresee and analyze. The rule of thumb, therefore, should be used cautiously for a company like Sandvik with global production and sales. Refer to the diagram on the preceding page.

Interest risk

Interest risk is defined as the risk that changes in market interest rates affect the Group's net financial items adversely. The speed with which a change in interest rate affects net financial items depends on the fixed-interest period of the loans.

The company's exposure to interest-rate fluctuations (interest risk) is considerably less than for currency risk. Interest risk arises in two ways:

- The company may have invested in interest-bearing assets, the value of which changes when the interest rate changes.
- The cost of the company's borrowing fluctuates when the general interest-rate situation changes.

Sandvik has no long-term surplus liquidity and normally does not invest any liquidity in other than current bank deposits/current money-market instruments with maturities of less than 90 days. Accordingly, there is no significant interest risk in the Group's short-term investments.

Accordingly, changes in interest rates mainly affect the cost of the company's borrowings.

THE GROUP'S MATURITY PROFILE FOR OUTSTANDING LOANS, SEK M



9 954
1 143
3 000
2 500
1 656
2 050
0
500
813
1 375
1 890
1 271
1 223
1 078
<6 months
6–12 months
2009
2010
2011
2012
2013
2014
2015
2016
2017
2019
2020
2022

Interest rates for outstanding loans

SEK M	Effective interest, %	Total
Bond loans	4.6	10 697
Commercial papers	4.5	6 881
Private placement	6.1	4 762
Other loans	4.5	6 506
Total	4.8	28 846

Nominal values of interest-rate swaps and maturity

SEK M	2008	2012	2016	2017	2019	2020	2022	Total
EUR	303							303
SEK		1 200	1 375					2 575
USD				1 030	644	1 223	515	3 412
Total	303	1 200	1 375	1 030	644	1 223	515	6 290

The Group's maturity profile and interest rates for outstanding loans as at 31 December 2007 are presented in the above diagram and table.

Sandvik has entered into a number of interest-rate swaps to affect interest duration. The nominal values of interest-rate swaps and maturity appears in the above table.

The interest-rate swap agreements entered into had an estimated positive market value of SEK 196 M (–3) at year-end. Sandvik applies hedge accounting in accordance with IAS 39 to these interest rate swaps since they are directly related to specific loans.

The Group's average interest rate, including other loans and effects of interest rate swaps, was about 4.8% (4.3).

Sandvik's average fixed-interest term for loans shall, in accordance with Group guidelines, be 12 months, but may vary between 6 and 30 months upon decision by the CFO. At year-end, the average term was 13 months (28) taking into account interest derivative instruments. In order to reduce the refinancing risk, the Group strives for an adequate distribution of maturity dates. At year-end, the average payback period was 4.3 years.

Loan conditions essentially follow the normal market terms. Assets were only exceptionally pledged in connection with the raising of loans. Such pledging is disclosed in Note 29.

A change in the market interest rate, over the entire interest-rate curve, of one percentage point would change the fair value of the loan portfolio by some SEK 195 M (193), given the same volume and fixed-interest term as at 31 December 2007.

Liquidity and financing risk

Liquidity and financing risk is defined as the risk that costs will rise and financing possibilities will be limited when loans must be refinanced, and that payment commitments cannot be met as a result of insufficient liquidity.

In Sandvik's finance policy, the liquidity and financing risks are regulated such that the sum of guaranteed credit facilities and cash and cash equivalents must exceed the total of all borrowings falling due within the next six months. At 31 December 2007, the sum of cash and cash equivalents and credit facilities was SEK 16,192 M (10,872) compared to borrowings falling due within the next six months totaling SEK 9,954 M (8,185).

Sandvik has credit facilities of EUR 500 M maturing in 2012 and of EUR 1,000 M maturing in 2013. These credit facilities have been placed at the Company's disposal by a group of banks. The constituent banks also have other dealings with Sandvik. The facilities, which are the Group's primary liquidity reserve, were unutilized at year-end. The size of the facilities is regularly reconsidered and adapted to the Group's need for a liquidity reserve.

The Company has a Swedish Medium Term Note program with a program size of SEK 15,472 M (5,451). At year-end, bonds in the amount of SEK 10,697 M (3,842) were outstanding, with an average fixed-interest term of 3.9 years (1.2). Sandvik has issued bonds totaling USD 740 M (300) in the US market in so-called "private placements". The duration of these bonds varies between 10 and 15 years.

Sandvik has a Swedish commercial-paper program with a program size of SEK 10,000 M (4,000). The amount outstanding at year-end was SEK 5,971 M (3,224). The commercial papers had an average remaining term of about 1 month.

In addition, Sandvik has a European commercial-paper program with a program size of EUR 750 M (500). At year-end, measured in SEK, the outstanding amount was SEK 910 M (2,648). These commercial papers had an average remaining term of about 2 months.

At year-end, Standard & Poor's, the international credit rating institute, had an A+ credit rating for Sandvik's long-term borrowing and A-1 for short-term borrowing.

Credit risk

The Group's financial transactions give rise to credit risk in relation to financial counterparties. Credit risk or counterparty risk is defined as the risk for losses if the counterparty does not fulfill its commitments.

Sandvik has entered into agreements with the banks that are most important to the company on such matters as the right to offset receivables and liabilities that arise from financial transactions, so-called ISDA agreements. This means that the company has no significant credit exposure to the financial sector. The company has, on the other hand, a credit risk in the form of outstanding customer accounts receivable. The distribution of the respective business areas' invoicing by industry segment implies a good risk spread.

At 31 December 2007, the total nominal value of derivative instruments for purchased and sold currencies amounted to SEK 43,375 M (49,408). These derivatives form part of the Group's managing of currency risks in transaction flows and financing.

Sandvik's customers frequently wish to finance their investments in new equipment with terms that match the products' expected economic lives. Therefore, Sandvik Financial Services

Total credit risk – Financial instruments

SEK M	2007
Trade receivables	15 228
Cash and cash equivalents	2 006
Unrealized gains on derivatives	982
Other receivables	487
Total	18 703

Age analysis of trade receivables

		2007	
SEK M	Gross	Allowance for bad debts	Net book value
Current receivables	11 577	-64	11 513
Past due receivables 0–3 months	3 139	-53	3 086
Past due receivablees 3–12 months	765	-160	605
Past due receivables >12 months	238	-214	24
Total	15 719	-491	15 228

works in close liaison with financial institutions, such as banks and exports credits guarantee boards, to be able to offer customers competitive solutions. In certain cases, Sandvik must provide buy-back guarantees, that is promise to repurchase a machine at a price established in advance. At year-end, the outstanding buy-back guarantees amounted to SEK 25 M (49).

Sandvik and then particularly the Sandvik Mining and Construction business area offers credits to the company's distributors and end-customers, especially in the NAFTA countries and in Europe, through its own finance companies. The value of outstanding credits in these companies was SEK 487 M (344) at year-end. In addition to the traditional financing of equipment that the customer buys, Sandvik also offers rental machines to customers who only have need for a machine during a shorter period. At year-end, the net book value of Sandvik's global fleet of rental machines was SEK 569 M (565).

At 31 Decemer 2007, the total gross amount of trade receivables was SEK 15,719 M (13,041). Impairment totaling SEK -491 M (-467) was recognized.

An aged analysis of outstanding trade receivables at 31 December 2007 appears in the table on the preceding page.

Raw materials price exposure

Sandvik's operations give rise to risks due to changes in the price of market-quoted raw materials, mainly nickel, tungsten, cobalt, and of electricity. The nickel price varied significantly during the year. At beginning of the year, the price was USD 34,000 per metric ton, the highest price was USD 54,000, while the price at year-end was USD 26,000 per metric ton. The total consumption of nickel is some 26,000 metric tons per year. When Sandvik Materials Technology obtains a significant customer order, the price of quoted materials included in the order is hedged. At year-end, the volume of hedged nickel volume was about 700 metric tons. The market value of commodity derivative entered into was SEK –7 M (37). The effects of changes in prices of raw materials are reduced by alloy surcharge clauses in the end-price to the customer. A price reduction for nickel of USD 1,000 per metric ton is estimated to have a SEK 80 M negative effect on Sandvik's reported results on an annual basis based on conditions ruling at the end of the year 2007.

For Sandvik's large production units in Sweden, the electricity price is contin-

Fair value of financial assets and liabilties by category, SEK M

Balance sheet items	Derivatives designated as hedging instruments 2)		Assets at fair value through profit or loss 1) Derivates held for trading 3)		Available-for-sale financial assets		Loans and receivables		Total book value		Fair value	
Financial assets	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Financial investments					79	89			79	89	79	89
Shares in associates					348	543			348	543	348	543
Trade receivables							15 228	12 574	15 228	12 574	15 228	12 574
Other receivables 4)							1 043	1 626	1 043	1 626	1 043	1 626
Derivatives 5)	407		575	527					982	527	982	527
Cash/Cash equivalents							2 006	1 745	2 006	1 745	2 006	1 745
Total financial assets	407	-	575	527	427	632	18 277	15 945	19 686	17 104	19 686	17 104

	Derivatives designated as hedging instruments 2)		Liabilities at fair value through profit or loss 1) Derivates held for trading 3)		Financial borrowings		Other financial liabilities		Total book value		Fair value	
Financial liabilities	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Borrowings 6)					28 846	15 375			28 846	15 375	28 473	15 305
Derivatives 7)			303	497					303	497	303	497
Accounts payable							6 777	5 921	6 777	5 921	6 777	5 921
Due to associates							103	143	103	143	103	143
Other liabilities 8)							539	361	539	361	539	361
Total financial liabilities	-	-	303	497	28 846	15 375	7 419	6 425	36 568	22 297	36 195	22 227

1) Fair Value Option is not applied
2) Of which SEK +111 M (0) pertains to cash-flow hedges reported in the hedging reserve in equity. For more detailed information, see the desciption of hedge accounting.
3) Of which SEK +226 M (-7) pertains to economic hedges; hedge accounting is not applied.
4) Made up by parts of the Group's non-current receivables, accrued income and other receivables reported in the balance sheet.
5) Derivatives form part of the other receivables reported in the balane sheet.
6) Reported in the balane sheet as non-current and current liabilities to financial institutions and other liabilities.
7) Derivatives form part of the other liabilities reported in the balance sheet.
8) Form part of the Group's non-current liabilities, accrued expenses and other liabilities reported in the balance sheet.

uously hedged. The total electricity consumption at these units comes to some 900 GWh. The hedging horizon at year-end was about 21 months' expected consumption. The market value of electricity derivatives at year-end was about SEK 103 M (–95). A change in the electricity price of SEK 0.10 per kWh is estimated to effect Sandvik's operating profit by plus or minus SEK 90 M on an annual basis based on conditions ruling at the end of the year 2007.

Hedge accounting in accordance with IAS 39 is applied to the greater part of the raw materials and electricity derivatives.

Fair value of financial assets and liabilities

Fair value is based on market prices and is determined under generally accepted methods. When available, official market values at the closing date are used. Translation to SEK is effected at the quoted currency rate on the balance sheet date.

Financial assets and liabilities and financial derivatives are stated at fair value except own non-current and current borrowings, which are measured at amortized cost. Marking the Company's own borrowings to market would reduce the Group's non-current borrowings by SEK 373 M (70). When measuring interest-bearing liabilities, the Company's Swedish bond loans have then been remeasured at listed market prices when available. Other non-current debt has been remeasured based on the difference between the nominal interest rate and current market rate. Current loans, which include, among other items, outstanding commercial papers with a fixed interest period of less than 12 months, have not been revalued.

Hedge accounting

At the end of 2007, hedge accounting in accordance with IAS 39 is applied as follows:

- Cash-flow hedge accounting is applied to foreign currency derivatives (hedging instruments) used to hedge future commercial payments in foreign currency (hedged item). Accordingly, all derivatives are carried in the balance sheet at fair value and changes in fair value are taken to the hedging reserve in equity. Amounts reported in the hedging reserve are reversed to the income statement at the same time as the external sale or purchase is recognized in the income statement, that is when the delivery to the external customer or from the external supplier occurs.
- Cash-flow hedge accounting is applied to commodity derivatives used to hedge customer orders received.
- Cash-flow hedge accounting is applied to electricity derivatives used to hedge the cost of future electricity consumption at the Swedish production facilities.
- Fair-value hedge accounting of a few significant loans and interest rate swaps used to obtain a desired interest duration. Sandvik's external financing is effected by various borrowing programs and interest rate swaps are entered into to convert such borrowings to a desired structure for the interest duration. These hedging relations comprise fair-value hedges whereby Sandvik uses interest rate derivatives (hedging instrument) to eliminate the risk that changes in the market interest rate shall have an effect on the value of the liabilities (hedged item). In these hedging relations, the hedging instrument (the derivative) is measured at fair value, and the hedged item (the loan) is also measured at fair value with regard to the hedged risk. This means that the change in the fair value of the hedging instrument and in the hedged item are both recognized in net finance cost.

Sandvik has not entered into any derivatives to hedge net investments in foreign operations.

Sandvik does not apply hedge accounting to all transactions entered into for hedging purposes. In those cases when hedge accounting is not applied, the measurement of the derivatives at market value and of financial liabilities at amortized cost creates an accounting volatility in net financing cost.

Sandvik considers that also such transactions offer an economic hedge and that risk have been managed in accordance with the finance policy approved by the Board.

Net gains/losses by category, SEK M

	2007	2006
Assets and liabilities at fair value through profit or loss		
Derivatives	244	430
Loans and receivables	-114	-247
Available-for-sale assets	1	1
Financial liabilities	-1 516	-909
Total	-1 385	-725

Periods when hedged cash flows are expected to occur and affect the income statement

SEK M	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	2010	Total
Currency derivatives	37	6	-9	3	-1	-1	0	3	-9	29
Interest rate derivatives	-2	-2	-2							-6
Commodity derivatives	10	10	9	17	16	7	6	5	8	88
Total	45	14	-2	20	15	6	6	8	-1	111

For additional information on Sandvik's risk areas, see also the Company's Corporate Governance Report pages 90–95, and its Sustainability Report, pages 82–89.

Consolidated income statement

Amounts in SEK M		2007	2006
Revenue	Note 1, 2	86 338	72 289
Cost of sales and services		-57 222	-47 084
Gross profit		29 116	25 205
Selling expenses		-10 334	-9 342
Administrative expenses		-2 896	-2 524
Research and development costs	Note 4	-1 818	-1 583
Share of results of associated companies		119	136
Other operating income	Note 5	386	263
Other operating expenses	Note 6	-179	-87
Operating profit	Note 1, 3, 7, 8	14 394	12 068
Financial income		377	334
Financial expenses		-1 774	-1 289
Net financing cost	Note 9	-1 397	-955
Profit after financial items		12 997	11 113
Income tax expense	Note 11	-3 403	-3 006
Profit for the year		9 594	8 107
Attributable to:			
Equity holders of the parent		9 116	7 701
Minority interest		478	406
Basic earnings per share, SEK	Note 12	7.65	6.45
Diluted earnings per share, SEK	Note 12	7.65	6.45

Consolidated balance sheet

Amounts in SEK M		2007	2006
ASSETS			
Non-current assets			
Intangible assets			
Patents and other intangible assets	Note 13	2 492	1 095
Goodwill	Note 13	8 933	5 156
Total		11 425	6 251
Property, plant and equipment			
Land and buildings	Note 13	5 719	4 798
Plant and machinery	Note 13	10 925	9 344
Equipment, tools and installations	Note 13	1 548	1 366
Construction in progress and advance payments	Note 13	2 703	2 169
Total		20 895	17 677
Financial assets			
Investments in associated companies	Note 1, 16	348	543
Other financial assets	Note 17	79	89
Deferred tax assets	Note 11	1 323	1 338
Other non-current receivables	Note 18	2 029	1 683
Total		3 779	3 653
Total non-current assets		36 099	27 581
Current assets			
Inventories	Note 19	25 301	18 738
Current receivables			
Trade receivables		15 228	12 574
Due from associated companies		186	563
Income tax receivables	Note 11	1 429	667
Other receivables	Note 18	4 179	3 365
Prepaid expenses and accrued income		1 007	668
Total		22 029	17 837
Cash and cash equivalents		2 006	1 745
Total current assets		49 336	38 320
TOTAL ASSETS	Note 1	85 435	65 901

Amounts in SEK M		2007	2006
EQUITY AND LIABILITIES			
Equity			
Share capital		1 424	1 424
Other paid-in capital		1 057	1 057
Reserves		368	-512
Retained earnings including profit for the year		25 765	24 177
Equity attributable to equity holders of the parent		28 614	26 146
Minority interest		1 209	1 052
Total equity	Note 20	29 823	27 198
Non-current liabilities			
Interest-bearing liabilities			
Provisions for pensions	Note 23	3 100	3 180
Loans from financial institutions		2 682	2 255
Other liabilities	Note 26	15 695	4 935
Total		21 477	10 370
Noninterest-bearing liabilities			
Deferred tax liabilities	Note 11	1 786	2 029
Provisions for taxes	Note 11	2 760	1 413
Other provisions	Note 24	701	647
Other liabilities	Note 27	129	98
Total		5 376	4 187
Total non-current liabilities		26 853	14 557
Current liabilities			
Interest-bearing liabilities			
Loans from financial institutions		9 158	6 780
Other liabilities	Note 26	1 311	1 405
Total		10 469	8 185
Noninterest-bearing liabilities			
Advance payments from customers		1 795	1 409
Accounts payable		6 777	5 921
Due to associated companies		103	143
Income tax liabilities	Note 11	1 334	1 133
Other liabilities	Note 27	2 168	1 966
Provisions	Note 24	569	735
Accrued expenses and deferred income		5 544	4 654
Total		18 290	15 961
Total current liabilities		28 759	24 146
TOTAL LIABILITIES		55 612	38 703
TOTAL EQUITY AND LIABILITIES		85 435	65 901

For information on contingent liabilities and pledged assets, see note 29.

Consolidated statement of changes in equity

	Equity attributable to equity holders of the parent company						
Amounts in SEK M	Share capital	Other paid-in capital	Reserves	Retained earnings/ Profit for the year	Total	Minority interest	Total equity
Equity at 1 January 2006	1 424	1 057	1 184	19 823	23 488	1 019	24 507
Foreign currency translation difference	-	-	-1 784	-	-1 784	-41	-1 825
Change in hedging reserve	-	-	122	-	122	-	122
Acquisition of minority interest	-	-	-	-	-	-2	-2
Income tax on income and expense recognized directly in equity	-	-	-34	-	-34	-	-34
Net changes recognized directly in equity, excl. transactions with equity holders	-	-	-1 696	-	-1 696	-43	-1 739
Profit for the year	-	-	-	7 701	7 701	406	8 107
Total recognized income for 2006 excl. transactions with equity holders	-	-	-1 696	7 701	6 005	363	6 368
Dividend	-	-	-	-3 203	-3 203	-330	-3 533
Exercised share options	-	-	-	-148	-148	-	-148
Equity-settled share-based payments	-	-	-	4	4	-	4
Equity at 31 December 2006	1 424	1 057	-512	24 177	26 146	1 052	27 198
Equity at 1 January 2007	1 424	1 057	-512	24 177	26 146	1 052	27 198
Foreign currency translation difference	-	-	800	-	800	31	831
Change in hedging reserve	-	-	111	-	111	-	111
Income tax on income and expense recognized directly in equity	-	-	-31	-	-31	-	-31
Net changes recognized directly in equity, excl. transactions with equity holders	-	-	880	-	880	31	911
Profit for the year	-	-	-	9 116	9 116	478	9 594
Total recognized income for 2007 excl. transactions with equity holders	-	-	880	9 116	9 996	509	10 505
Dividend	-	-	-	-3 855	-3 855	-352	-4 207
Exercised share options	-	-	-	-136	-136	-	-136
Reversal of tax provision pertaining to share options	-	-	-	22	22	-	22
Redemption of shares	-712	-	-	-2 847	-3 559	-	-3 559
Stock dividend	712	-	-	-712	0	-	0
Equity at 31 December 2007	1 424	1 057	368	25 765	28 614	1 209	29 823

Consolidated cash-flow statement

Amounts in SEK M	2007	2006
Cash-flow from operating activities		
Income after financial income and expenses	12 997	11 113
Adjustment for depreciation, amortization and impairment losses	3 077	2 976
Adjustment for items that do not require the use of cash	-627	-291
Income tax paid	-3 404	-2 708
Cash-flow from operating activities before changes in working capital	12 043	11 090
Changes in working capital		
Change in inventories	-5 528	-3 090
Change in operating receivables	-2 505	-2 523
Change in operating liabilities	1 466	2 693
Cash-flow from operating activities	5 476	8 170
Cash-flow from investing activities		
Acquisition of companies and shares, net of cash acquired	-5 856	-1 261
Acquisition of property, plant and equipment	-5 399	-4 801
Proceeds from sale of companies and shares, net of cash disposed of	363	70
Proceeds from sale of property, plant and equipment	409	668
Net cash used in investing activities	-10 483	-5 324
Net cash-flow after investing activities	-5 007	2 846
Cash-flow from financing activities		
Proceeds from external borrowings	16 671	4 057
Repayment of external borrowings	-3 619	-2 933
Redemption of own shares	-3 559	-
Exercise of personnel options	-100	-80
Dividends paid	-4 207	-3 533
Cash flow from (net cash used in) financing activities	5 186	-2 489
Cash-flow for the year	179	357
Cash and cash equivalents at beginning of year	1 745	1 559
Exchange-rate differences on cash and cash equivalents	82	-171
Cash and cash equivalents at end of year	2 006	1 745

Supplementary information, note 31.

Parent Company income statement

Amounts in SEK M		2007	2006
Revenue	Note 2	20 682	17 932
Cost of sales and services		-16 111	-13 646
Gross profit		4 571	4 286
Selling expenses		-621	-577
Administrative expenses		-1 982	-1 719
Research and development costs	Note 4	-1 019	-778
Other operating income	Note 5	488	455
Other operating expenses	Note 6	-916	-1 344
Operating profit	Note 3, 7, 8	521	323
Income from shares in group companies	Note 9	5 997	9 264
Income from shares in associated companies	Note 9	5	1
Income from investments held as non-current assets	Note 9	-	0
Interest income and similar items	Note 9	638	657
Interest expenses and similar items	Note 9	-1 165	-898
Profit after financial items		5 996	9 347
Appropriations	Note 10	3 063	305
Income tax expense	Note 11	-745	-29
Profit for the year		8 314	9 623

Parent Company balance sheet

Amounts in SEK M		2007	2006
ASSETS			
Non-current assets			
Intangible assets			
Patents and similar rights	Note 14	26	51
Total		26	51
Property, plant and equipment			
Land and buildings	Note 14	484	473
Plant and machinery	Note 14	3 624	3 492
Equipment, tools and installations	Note 14	305	309
Construction in progress and advance payments	Note 14	1 352	974
Total		5 765	5 248
Financial assets			
Shares in group companies	Note 15	13 762	11 723
Advances to group companies		48	34
Investments in associated companies	Note 16	4	4
Advances to associated companies		-	0
Other investments		1	1
Non-current receivables	Note 18	20	23
Deferred tax assets	Note 11	22	17
Total		13 857	11 802
Total non-current assets		19 648	17 101
Current assets			
Inventories	Note 19	6 242	4 599
Current receivables			
Trade receivables		1 255	1 150
Due from group companies		16 311	15 846
Due from associated companies		131	474
Income tax receivables	Note 11	393	16
Other receivables	Note 18	518	456
Prepaid expenses and accrued income		679	423
Total		19 287	18 365
Cash and cash equivalents		6	19
Total current assets		25 535	22 983
TOTAL ASSETS		45 183	40 084

Amounts in SEK M		2007	2006
EQUITY AND LIABILITIES			
Equity			
Non-distributable equity			
Share capital		1 424	1 424
Legal reserve		1 611	1 611
Total		3 035	3 035
Distributable equity			
Profit brought forward		1 552	1 637
Profit for the year		8 314	9 623
Total		9 866	11 260
Total equity	Note 20	12 901	14 295
Untaxed reserves			
Accelerated depreciation	Note 21	-	2 430
Tax allocation reserves	Note 22	-	639
Other untaxed reserves	Note 22	19	15
Total		19	3 084
Provisions			
Provisions for pensions and similar obligations	Note 23	108	106
Provisions for taxes	Note 11	55	42
Other provisions	Note 24	154	127
Total		317	275
Non-current interest-bearing liabilities			
Loans from financial institutions	Note 25	1 718	1 669
Loans from group companies	Note 25	30	3
Other liabilities	Note 25	10 131	2 511
Total		11 879	4 183
Non-current noninterest-bearing liabilities			
Other liabilities		-	9
Total		-	9
Current interest-bearing liabilities			
Loans from group companies		10 902	12 766
Other liabilities		1 080	1 324
Total		11 982	14 090
Current noninterest-bearing liabilities			
Advance payments from customers		159	53
Accounts payable		1 721	1 734
Due to group companies		3 655	27
Due to associated companies		82	125
Other liabilities		136	205
Accrued expenses and deferred income	Note 28	2 332	2 004
Total		8 085	4 148
TOTAL EQUITY AND LIABILITIES		45 183	40 084
Pledged assets	Note 29	-	-
Contingent liabilities	Note 29	16 068	11 929

Parent Company statement of changes in equity

Amounts in SEK M	Share capital	Legal reserve	Distributable equity	Total equity
Equity at 1 January 2006	1 424	1 611	4 739	7 774
Profit for the year	-	-	9 623	9 623
Dividend	-	-	-3 203	-3 203
Group contributions	-	-	341	341
Tax effect of group contributions	-	-	-95	-95
Exercised share options	-	-	-149	-149
Equity-settled share-based payments	-	-	4	4
Equity at 31 December 2006	1 424	1 611	11 260	14 295
Profit for the year	-	-	8 314	8 314
Dividend	-	-	-3 855	-3 855
Redemption of shares	-712	-	-2 847	-3 559
Stock dividend	712	-	-712	0
Group contributions	-	-	-3 012	-3 012
Tax effect of group contributions	-	-	843	843
Reversal of tax provisions pertaining to share options	-	-	11	11
Exercised share options	-	-	-136	-136
Equity at 31 December 2007	1 424	1 611	9 866	12 901

Parent Company cash-flow statement

Amounts in SEK M	2007	2006
Cash-flow from operating activities		
Profit before tax	9 059	9 652
Adjustment for depreciation	592	576
Adjustment for items that do not require the use of cash	-3 130	-337
Income tax paid	-282	-85
Cash-flow from operating activities before changes in working capital	6 239	9 806
Changes in working capital		
Changes in inventories	-1 643	-743
Changes in operating receivables	-441	-991
Changes in operating liabilities	3 967	883
Cash-flow from operating activities	8 122	8 955
Cash-flow from investing activities		
Acquisition of companies and shares, net of cash acquired	-2 036	-1 232
Acquisition of property, plant and equipment	-1 128	-1 011
Proceeds from sale of companies and shares, net of cash disposed of	3	13
Proceeds from sale of property, plant and equipment	38	19
Net cash used in investing activities	-3 123	-2 211
Net cash-flow after investing activities	4 999	6 744
Cash-flow from financing activities		
Changes in advances/loans to/from group companies, net	-1 841	-4 316
Proceeds from external borrowings	8 679	1 821
Repayment of external borrowings	-1 288	-1 230
Redemption of own shares	-3 559	-
Exercise of personnel options	-136	-148
Dividend paid	-3 855	-3 203
Group contributions	-3 012	341
Net cash used in financing activities	-5 012	-6 735
Cash-flow for the year	-13	9
Cash and cash equivalents at beginning of year	19	10
Cash and cash equivalents at end of year	6	19

Supplementary information, note 31.

Significant accounting policies

and judgments and assumptions in the process of applying these policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB) and interpretations of such standards by the International Financial Reporting Interpretations Committee (IFRIC), as endorsed by the EU Commission. In addition, the standard RR 30:06, Supplementary accounting standards for group accounts, issued by the Swedish Financial Accounting Standards Council has been applied.

The Parent Company has applied the same accounting policies as those applied in the consolidated financial statements except as set out below in the section "Parent Company's accounting policies".

The financial reports are presented on pages 6–80. The Parent Company's annual report and the consolidated financial statements were approved for issuance by the Board of Directors on 30 January 2008. The Group's and the Parent Company's income statements and balance sheets are subject to adoption at the Annual Meeting of Shareholders on 29 April 2008.

Basis of measurement

Assets and liabilities are stated on a historical cost basis except that certain financial assets and liabilities are stated at their fair value, viz. derivative financial instruments and available-for-sale financial instruments.

Receivables and liabilities and items of income and expense are offset only when required or expressly permitted in an accounting standard.

The Parent Company's functional currency is Swedish kronor (SEK) which is also the reporting currency of the Parent Company and the Group. Accordingly, the financial reports are presented in SEK. All amounts are given in SEK million unless otherwise stated.

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have a significant effect on the financial statements, and estimates with a significant risk of material adjustment in the next year, are further discussed below.

Events after the balance sheet date refer to both favorable and unfavorable events that have occurred after the balance sheet date but before the date the financial reports were authorized for issue by the Board of Directors. Significant non-adjusting events, that is events that are indicative of conditions that arose after the balance sheet date, are disclosed in the financial reports. Only adjusting events, that is those that provide evidence of conditions that existed at the balance sheet date, have been considered in the preparation of the financial reports.

The most significant accounting policies to the Group set out below have been applied consistently to all periods presented in these consolidated financial statements except as specifically described. The Group's accounting polices have moreover been consistently applied in the reports of all members of the Group and also in the reports of associated companies – when necessary by adaptation to Group policies – when including these entities in the consolidated financial reports.

Changes in accounting policies

The following new standards and interpretations have been adopted in the preparation of the 2007 financial reports.

IFRS 7, Financial Instruments: Disclosures, and related changes in *IAS 1 Presentation of Financial Statements*, require comprehensive disclosures of the significance of financial instruments for the Group's financial position and results of operations as well as qualitative and quantitative disclosures of the nature and extent of related risks. IFRS 7 and related changes in IAS 1 further include added requirements for disclosures in the 2007 financial reports of the entity's financial objectives and policies and procedures for managing capital. The new standard did not signify an accounting policy change but merely expanded disclosure requirements.

A number of interpretations issued by IFRIC that came inte force in 2007 have been applied in the preparation of the Group's financial statements. No interpretation, however had any significant impact on the Group's operating results or financial position.

No new IFRSs have been adopted early.

New or revised IFRSs and interpretations coming inte effect in future accounting perods

No new IFRSs come inte effect during 2008, largely an effect of the decision taken by the IASB in July 2006 that no substantial changes to the standards should be implemented before 1 January 2009. A lesser number of IFRICs come inte force during 2008.

In September 2007, a revised *IAS 1, Presentation of Financial Statements,* was issued. Under the revised standard, the format and periodicity of the financial reports will change considerably as from 2009. The new IAS 1 above all means that other changes in equity than transactions with owners shall be reported either in a separate financial report or be integrated with the income statement. If an accounting policy is retrospectively changed, another balance sheet shall be presented (as of the beginning of the earliest comparative period presented) in the annual report. Such balance sheet shall be presented also in case items are reclassified in the financial reports. This new standard has not yet been endorsed by the EU.

In March 2007, a revised *IAS 23, Borrowing Costs,* was issued which requires that an entity shall capitalize borrowing costs directly attributable to the acquisition, construction or production of qualifying assets that take a long time to make ready for the intended use or sale. Under the earlier standard, all borrowing costs could be taken to income as incurred. The effect of the revised standard on Sandvik's results of operations and financial position is expected to be limited. The revised standard has not yet been endorsed by the EU.

IFRS 8, Operating Segments, issued in November 2006 replaces the earlier IAS 14 standard for segment reporting och forms part of the joint efforts of the IASB and FASB to reduce the differences between IFRS and US GAAP. Accordingly, a listed entitiy shall as from 2009 externally present its segments based on the internal reports regularly reviwed by management, that is based on the same information that management internally uses to evaluate and monitor the develepement of a segment. The new standard has been endorsed by the EU. Sandvik has not yet finalized its analyses of the possible changes that the new standard entails for the Group's segment reporting.

Classification

Non-current assets and non-current liabilities essentially consist of amounts expected to be recovered or settled after more than 12 months from the balance sheet date. Current assets and current liabilities essentially consist of amounts expected to be recovered or settled within 12 months from the balance sheet date. The Group's operating cycle is considered to be less than one year.

Segment reporting

The Group's operations are organized in a number of business areas based on products and services. The market organization also reflects this structure. The business areas therefore constitute the Group's primary segments while the market areas constitute the secondary segments.

In accordance with IAS 14, segment information is presented only on the basis of the consolidated financial statements.

Segment results, assets and liabilities include only those items that are directly attributable to the segment and the relevant portions of items that can be allocated on a reasonable basis to the segments. Unallocated items comprise interest and dividend revenue, gains on disposal of financial investments, interest expense, losses on disposal of financial investments, income tax expense and certain administrative expenses. Unallocated assets and liabilities include income tax receivables and payables, financial investments and financial liabilities.

Basis of consolidation

Subsidiaries

Subsidiaries are entities that are controlled by the Parent Company. Control exists when the parent has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. Acquisitions of subsidiaries are reported in accordance with the purchase method. Under such method, the acquisition is regarded as a transaction whereby the parent indirectly acquires the subsidiary's assets and assumes its liabilities and contingent liabilities. The acquisition cost to the Group is established in a purchase price allocation analysis. In such analysis, the cost of the business combination is established as are the fair values of recognized identifiable assets, liabilities and contingent liabilities. The cost of the business combination is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for the net assets acquired, plus any costs directly attributed to the business combination. When the cost of the business combination exceeds the net fair value of the identifiable assets, liabilities and contingent liabilities, the excess is reported as goodwill. If the difference is negative, such difference is immediately recognized in the income statement.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associated companies

Associated companies are those entities in which the Group has significant influence, but not control, over the financial and operating policies, normally a shareholding of not less than 20% and not more than 50%. Interests in associated companies are, as from the date significant influence commences, reported in accordance with the equity method in the consolidated financial statements. Under the equity method, the carrying values of interests in associates correspond to the reported equity of associated companies, any goodwill and any other remaining fair value adjustments recognized at acquisition date. The consolidated income statements include as "Share of results of associated companies" the Group's share of the associate's income adjusted for any amortization impairment losses, and other adjustments arising from the purchase price allocation. Dividends received from an associated company reduce the carrying value of the investment.

Any difference between the cost of the investment and the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities is accounted for in accordance with IFRS 3, Business Combinations.

The application of the equity method is discontinued on the date that significant influence ceases.

Transactions eliminated on consolidation

Intragroup balances, income and expenses and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealized losses are eliminated in the same way, but only to the extent that there is no evidence of impairment.

Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated into functional currency at the foreign exchange rate ruling at the date of the transaction. The functional currency is the currency of the primary economic environment in which the Group entities operate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to the Group's reporting currency, SEK, at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to SEK at rates approximating the foreign exchange rates ruling at the dates of the transactions.

Exchange differences arising from the translation of the net investment in foreign operations are recognized directly in a separate component of equity, a translation reserve. Such reserve reflects cumulative translation differences arising as from 1 January 2004, the date of transition to IFRSs. Translation differences arising before that date are included in other components of equity and are not separately disclosed.

Such translation reserve relating to a foreign operation is released into the Group's income statement upon disposal.

Revenue

Sales and service revenue

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, that is normally in connection with delivery. If the product requires installation at the buyer, and installation is a significant part of the contract, revenue is recognized when the installation is completed. Buy-back commitments may entail that sales revenue cannot be recognized if the agreement with the customer in reality implies that the customer has only rented the product for a certain period of time.

Revenue from service assignments is normally recognized in connection with the rendering of the service. Revenue from service and maintenance contracts is recognized in accordance with the percentage of completion method. The stage of completion is normally determined based on the proportion that costs incurred to date bear to the estimated total costs of the assignment.

Construction contracts

Construction contracts exist to some extent, mainly in the Sandvik Mining and Construction business area and the Process Systems product area. As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognized in the income statement in proportion to the stage of completion of the contract. The stage of completion is determined based on the proportion that contract costs incurred to date bear to the estimated total contract costs. Expected losses are immediately recognized as an expense.

Other revenue

Revenue in the form of royalty is recognized based on the financial substance of the agreement.

Government grants

Government grants are recognized in the balance sheet when there is reasonable assurance that the grant will be received and that the entity will comply with the conditions attaching to them. Grants are recognized as income in the same way and over the same periods as the related costs which they are intended to compensate, on a systematic basis. Grants related to assets are presented by deducting the grant from the carrying value of the asset.

Operating and financial income and expenses

Operating lease agreements

Costs for operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense. Variable fees are charged to income as incurred.

Finance lease agreements

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Variable fees are charged to income as incurred.

Finance income and expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for sale financial assets, and gains on hedging instruments that are recognized in profit or loss.

Interest income on financial instruments is recognized using the effective interest method (see below). Dividend income is recognized when the Group's right to receive payment is established.

Finance expenses comprise interest expense on borrowings, unwinding of the discount effect on provisions, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. All borrowing costs are recognized in profit or loss using the effective interest method, irrespective of how the borrowed funds are used (see below).

Foreign currency gains and losses are reported on a net basis.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts.

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the related tax effect is also recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is reported using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, nor for temporary difference arising on the initial recognition of assets or liabilities that affect neither accounting, nor taxable profit. Additionally, deferred tax is not recognized on temporary differences relating to investments in subsidiaries and associated companies to the extent that they will probably not reverse in the foreseeable future . The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of the underlying assets and liabilities, using tax rates and fiscal regulations enacted or substantively enacted at the balance sheet date.

A deferred tax asset relating to deductible temporary differences and net operating losses is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Any additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Financial instruments

Financial instruments recognized in the balance sheet comprise, among assets, cash and cash equivalents, loan and trade account receivables, financial investments and derivatives, and among liabilities, accounts payable, borrowings and derivatives.

Recognition and derecognition

A financial asset or a financial liability is recognized on the balance sheet when the entity becomes a party to the contractual provisions of the instrument. Trade receivables are recognized upon issuance of the invoice. A liability is recognized when the counterparty has performed under the agreement and the Company is contractually obliged to settle the obligation, even if no invoice has been received. A financial asset (or a portion of a financial asset) is derecognized when the rights under the agreement are realized or have expired, or when control of the contractual rights is lost. A financial liability (or a part of a financial liability) is removed from the balance sheet when the obligation specified in the contract is discharged or otherwise expires. A financial asset and a financial liability is offset and presented in a net amount in the balance sheet only if there is a legally enforceable right to set off the recognized amounts and an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

A regular-way purchase or sale of financial assets is recognized and derecognized, as applicable, using trade date accounting. Trade date is the date at which an entity commits itself to purchase or sell an asset.

Classification and measurement

A non-derivative financial instrument is initially recognized at transaction price equivalent to the fair value of the instrument. The classification of a financial asset determines how it is measured after initial recognition. The Group classifies its financial instruments based on the purpose for its acquisition. Management decides its classification on initial recognition. Sandvik's holdings of financial instruments are classified as follows.

Derivative financial instruments are initially recognized at cost reflecting the fair value of the instrument. Attributable transaction costs are recognized in profit or loss. After the initial recognition, derivatives are measured as described below.

Cash and cash equivalents comprise cash balances and call deposits with banks and equivalent financial institutions, and short-term investments that have a maturity of no more than three months from the date of acquisition, and that are exposed to but insignificant risk of changes in value.

Financial assets and liabilities are classified as follows:

a) Financial assets and financial liabilities at fair value through profit or loss consisting of two subgroups;
i) financial assets and financial liabilities held for trading, which comprise all derivatives held by Sandvik. Derivatives are mainly acquired to hedge the Group's foreign exchange and interest rate risks. Derivatives with positive fair values are reported with other current or non-current receivables (unrealized profits) while derivatives with negative fair values are reported with other current or non-current liabilities (unrealized losses).
ii) Financial assets and liabilities which are initially classified as belonging to this category (fair value option). Sandvik holds no financial instruments classified into this subgroup.

b) Loans and receivables

Other non-current receivables and current trade receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, these assets are measured at amortized cost using the effective interest method, less any impairment losses.

c) Financial liabilities

Financial liabilities, that is Sandvik's borrowings, are initially measured at fair value net of transaction costs. Borrowings are subsequently measured at amortized cost and any difference between the loan amount (net of transaction costs) and the repayable amount is allocated to profit or loss over the term of the loan using the effective interest method. Borrowings are classified as current unless the Company has an unconditional right to postpone payment for at least twelve months after the balance sheet date.

d) Available-for-sale assets

Investments in shares and participations reflect holdings that are not traded on an active market and are classified as available-for-sale financial assets. Such assets are, after initial recognition, principally measured at their fair values with gains or losses arising from a change in the fair value recognized directly in equity. However, if there is objective evidence that the asset is impaired, the cumulative loss recognized directly in equity is removed from equity and recognized in the income statement. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are, however, measured at cost, possibly adjusted to recognize an impairment loss.

The policies set out above are those that Sandvik mainly apply when accounting for financial assets and financial liabilities. The exceptions from the above-mentioned principles apply to financial instruments that form part of hedging relations. A more detailed account of such exceptions is set out in the hedge accounting section of the risk and risk management statement.

Derivatives and hedge accounting

The Group's derivative instruments have been acquired to hedge the interest rate and foreign exchange risks that the Group is exposed to, and also the risk for changes in the fair value of certain assets, liabilities and contracted transactions. Derivatives are initally recognized at fair value. Transaction costs are recognized in profit or loss. After initial recognition, derivatives are measured as described below.

In order to meet the criteria for hedge accounting, there must be a clear-cut relation to the hedged item and the hedge must be expected to be highly effective and it must be possible to measure such effectiveness reliably. Also, the hedge must be formally designated and documented.

Receivables and liabilities denominated in foreign currencies

Sandvik uses foreign exchange contracts to hedge the foreign exchange risk inherent in these assets and liabilities. Hedge accounting is not applied to derivatives that economically hedge such monetary assets and liabilities denominated in foreign currencies. Rather, both the underlying receivable or liability and the hedging instrument are measured at the exchange rate ruling on the balance sheet date with changes in value recognized in the income statement.

Cash flow hedges

Sandvik uses foreign exchange contracts and foreign currency options to hedge future cash flows and forecast transactions denominated in foreign currencies, including intragroup transactions as defined in the amendment to IAS 39 issued by the IASB in April 2005. These derivative instruments are included in the balance sheet at fair value. The effective portion of changes in fair value is recognized directly in the hedging reserve in equity. The ineffective portion of a gain or loss is immediately recognized in the income statement. To a lesser extent, Sandvik has entered into foreign exchange contracts that are not designated as hedging instruments. The changes in fair value of these contracts are directly recognized in the income statement.

The accumulated gain or loss recognized in equity is reclassified into profit or loss in the periods during which the hedged item affects profit or loss (for instance when a forecast sale takes place). If the hedged forecast transaction subsequently results in the recognition of a non-financial asset (for instance inventories or an item of property, plant and equipment), or a non-financial liability, the hedging reserve is resolved and the gain or loss is included in the initial cost or other carrying amount of the asset or liability.

To hedge the risk in future interest rate flows of loans with floating interest rate, interest rate swaps are used. The swaps are measured at fair value in the balance sheet. The interest coupon in swaps is reported as interest income or interest expense in the income statement. The remaining change in fair value is recognized directly in the hedging reserve in equity until the hedged item is recognized in profit or loss, or as long as the criteria for hedge accounting and hedge effectiveness are met. Some of Sandvik's interest rate swaps do not meet the criteria for hedge accounting and the changes in fair value of these instrumens are therefore recognized in profit or loss. Also the contracts that Sandvik on account of its share option program has entered into to limit the effect of future Sandvik share price rises are accounted for in this way.

Fair value hedges

When a hedging instrument is used to hedge the exposure to changes in fair value, changes in the fair value of the instrument is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss.

Fair value hedges are used to hedge the value of assets and liabilities recognized in the balance sheet if the hedged item otherwise would be measured at cost, and to hedge the fair value of unrecognized firm commitments. The derivative instruments used include commodity and electricity derivatives used to hedge delivery contracts entered into with suppliers.

Hedging of net investments

Sandvik has not entered into any derivatives to hedge net investments in foreign operations.

Intangible assets

Goodwill

Goodwill acquired in a business combination represents the excess of the cost of the business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

Goodwill is measured at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment. Goodwill arising on the acquisition of an associated company is included in the carrying value of such an investment.

On transition to IFRS, the Company has not applied IFRS retrospectively to business combinations effeced before 1 January 2004. Rather, the carrying value of goodwill at that date henceforth constitutes its deemed cost, adjusted only for any impairment losses.

If in a business combination the fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the difference is immediately recognized in the income statement.

Research and development

Expenditure on research activities related to the obtaining of new scientific or technical knowledge is charged to income as incurred. Expenditure on development activities, whereby the research results or other knowledge is applied to accomplish new or improved products or processes, are reported as an intangible asset in the balance sheet, provided the product or process is technically and commercially feasible and the Company has sufficient resources to complete development, and is subsequently able to use or sell the intangible asset. The carrying value includes the directly attributable expenditure such as the cost of materials and services, costs of employee benefits, fees to register a legal right and amortization of patents and licenses. Other expenses for development are charged to income as incurred. In the balance sheet, capitalized development expenditure is stated at cost less accumulated amortization and any impairment losses.

Other intangible assets

Other intangible assets acquired by the Company are reported at cost less accumulated amortization and any impairment losses. Capitalized expenditure for the development and purchase of software for the Group's IT operations are included under this caption. Expenditure for internally generated goodwill and trademarks is reported in the income statement as incurred.

Subsequent expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits. All other expenditure is expensed as incurred.

Amortization of intangible assets

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment on each balance sheet date or as soon as there is an indication that the asset may be impaired. Intangible assets with a finite useful life are amortized as from the date the asset is available for use. The estimated useful lives are as follows:

- Patents and trademarks 10–20 years
- Capitalized development costs 3–7 years
- Software for IT operations 3 years

Property, plant and equipment

Owned assets

Items of property, plant and equipment are measured at cost less accumulated depreciation and any impairment losses.

No borrowing costs are included in the cost of an asset but such costs are charged to income as incurred irrespective of how the borrowed funds were used.

Leased assets

In the consolidated financial statements, leases are classified as either finance leases or operating leases. A finance lease substantially transfers the economic risks and rewards of ownership to the lessee. If that is not the case, the lease is classified as an operating lease.

Assets leased under finance leases are recognized as assets in the consolidated balance sheet and are initially measured at the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. The obligation to pay future leasing fees is reported as interest-bearing non-current and current liabilities. The leased assets are systematically depreciated and the leasing fees are apportioned between interest expense and the reduction of the outstanding liabilities.

Where Sandvik is the lessor under a finance lease, the assets held under such leases are not presented as property, plant and equipment since the risks of ownership have been transferred to the lessee. Rather, the future minimum lease payments are reported as financial receivables.

Subsequent expenditure

Subsequent expenditure on an item of property, plant and equipment is capitalized only when it increases the future economic benefits. All other expenditure is expensed as incurred.

Depreciation

Depreciation is based on cost less estimated residual value. The assets are depreciated over the estimated useful lives.

Plant and machinery is generally depreciated on a straight-line basis over 5–10 years, rental assets over 3 years, buildings over 10–50 years, and site improvements over 20 years. Land is not depreciated. Computer equipment is depreciated over 3–5 years on the diminishing balance method.

If an item of property, plant and equipment is comprised of parts with different useful lives, each such significant part is depreciated separately.

Depreciation methods and estimated residual values and useful lives are reviewed at each year-end.

Impairment and reversals of impairment

Assets with an indefinite useful life are not amortized but tested for impairment annually. Assets that are amortized or depreciated are tested for impairment whenever events or changed circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the amount by which the carrying amount of an asset exceeds its recoverable amount, which is the greater of the net selling price and value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses recognized in respect of a cash-generating unit (or group of units) are allocated first to reduce the carrying amount of any goodwill allocated to the unit (group of units) and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

In respect of items of property, plant and equipment and intangible fixed assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment loss had been recognized.

Impairment – and any reversal of impairment – of certain other assets, such as financial assets under the scope of IAS 39, inventories, plan assets held by a long-term employee benefit fund and deferred tax assets, is tested in accordance with the respective standard.

Inventories

Inventories are stated at the lower of cost and net realizable value, with due consideration of obsolescence. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Cost is based on the first-in/first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

Equity

When share capital is repurchased, the amount of the consideration paid is recognized as a change in equity. If the repurchased shares are cancelled, the quota value of such shares reduces the share capital. If repurchased shares are re-issued, the consideration directly increases shareholders' equity.

Dividends are recognized as a liability in the period in which they are declared at a shareholders' meeting.

Earnings per share

The calculation of basic earnings per share is based on the profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of ordinary shares outstanding during the year. When calculating diluted earnings per share, the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential ordinary shares, that is during periods presented options under employee equity-settled share-based payment transactions. The options are dilutive if the exercise price is less than the quoted stock price and increases with the size of the difference.

Employee benefits

The Group's pension plans

The Group sponsors a number of defined contribution and defined benefit pension plans, some of which with plan assets held by separate foundations or equivalent. A number of Group entities also provide post-employment medical benefits. Whenever possible, Sandvik nowadays seeks defined contribution pension solutions and in recent years defined benefit plans have as far as possible been closed for new entrants in connection with negotiations about defined contribution pension arrangements. The Group's Swedish companies as from October 2007 offers to its newly hired white-collar staff the defined contribution pension solution (ITP 1) resulting from the renegotiation of the ITP Plan between the Confederation of Swedish Enterprise and the Negotiation Cartel for Salaried Employees in the Private Business Sector.

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. The size of the pension that the employee will ultimately receive in such case depends on the size of the contributions that the entity pays to the plan or an insurance company and the return that the contributions yield. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense as the employee renders services to the entity and the contribution payable in exchange for that service becomes due.

Defined benefit plans

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. The discount rate is the yield a the reporting date of AA credit rated bonds – or if there is no deep market for such bonds, government bonds – that have maturity dates approximating the terms of the Group's obligations. The calculation is performed annually by a qualified actuary. Also the fair value of any plan assets as at the balance sheet date is assessed. Sandvik applies such accounting policy to the Group's most significant defined benefit plans. A number of plans which neither individually, nor in the aggregate are significant in relation to the Group's total pension obligations are still reported in accordance with local regulations.

In measuring the present value of pension obligations and the fair value of plan assets, actuarial gains and losses may accrue either because the actual outcome differs from earlier assumptions (so-called experience adjustments) or since the assumptions are changed. The corridor rule is applied which means that only the portion of the aggregate gains and losses that exceed the greater of 10% of the present value of the obligations or 10% of the fair value of plan assets are recognized in profit or loss over the remaining expected average service period of the plan participants. Actuarial gains and losses are otherwise not recognized.

When the benefits under a plan are improved, the portion of the increased benefits that relate to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefis vest immediately, the expense is recognized immediately in profit or loss.

The amount of obligations reported in the balance sheet for pensions and similar obligations reflects the present value of the obligations at balance sheet date, less the fair value of any plan assets and any unrecognized gains or losses as well as any unrecognized past service costs.

If the net amount so determined is an asset, the recognized value of the asset is limited to the total of any cumulative unrecognized net actuarial losses and past service cost, and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Obligations for old-age pensions to salaried employees in Sweden according to the earlier ITP Plan were earlier provided for under the so-called FPG/PRI system. However, the commitment for family pension is insured with the pension insurance company Alecta. Sufficient information to use defined benefit accounting for these commitments has not been available but these commitments insured with Alecta are accounted for as if the plan were a defined contribution plan. At the end of 2007, Alecta reports a plan surplus of 152% (2006: 143%). Such surplus reflects the fair value of Alecta's plan assets as a percentage of plan commitments, then measured in accordance with Alecta's actuarial assumptions which are different from those under IAS 19. Alecta's surplus may be distributed to the members of the plan and/or the plan participants.

When there is a difference between the pension cost recognized in the separate financial statements of an entity and in the consolidated financial statements, a provision or a refundable claim for payroll tax on pension costs calculated on such difference is recognized. Such calculation is not discounted to present value.

Termination benefits

A provision is recognized relating to termination of employees only when the entity is demonstrably committed either to terminate the employment of an employee or a group of employees before the normal retirement age or provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the latter case, a liability and an expense are recognized if it is probable that the offer will be accepted and the number of employees that will expect the offer can be reliably estimated.

Share-based payments

A share option program allows employees to acquire shares in the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value as measured at grant date is spread over the vesting period. The fair value of the options is measured using the Black & Scholes formula, taking into account the terms and conditions upon which the options were granted. Sandvik's option programs contain no other vesting conditions than that the employee shall remain in the entity's employ at the end of the three-year vesting period. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Cash-settled options result in a commitment to employees measured at fair value recognized as an expense and a liability. The fair value is initially measured at grant date and is allocated over the vesting period. The fair value of the cash-settled options is calculated in accordance with the Black & Scholes formula, taking into account the terms and conditions of the rights. The fair value of the liability is re-measured at each reporting date and at the date of settlement, with any changes in fair value recognized as an employee expense in the income statement.

Social costs relating to share-based payments to employees are expensed over the accounting periods during which the services are provided. The charge is based on the fair value of the options at the reporting date. The fair value is calculated using the same formula as that used when the options were granted.

Provisions

A provision is reported in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, the provision is determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighing of all possible outcomes with their associated probabilities.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Site restoration

In accordance with the Group's published environmental policy and applicable legal requirements, a provision for site restoration in respect of contaminated land is recognized when the land is contaminated.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group are lower than the unavoidable cost of meeting its obligations under the contract.

Contingent liabilities

A contingent liability is reported when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events or when there is a present obligation that can not be reported as a liability because it is not probable that an outflow of resources will be required, alternatively because the amount of the obligation cannot be measured with sufficient reliability.

Cash flow statement

Payments and receipts are presented by activities: operating activities, investing activities, and financing activities. Cash flows from operating activities are reported using the indirect method.

Changes during the year in operating assets and liabilities are adjusted for the effects of exchange rate movements. Acquisitions and divestments are reported with investing activities. The assets and liabilities held by acquired or divested entities at the transfer date are not included in the analysis of changes in working capital, nor in changes in balance sheet items reported with investing and financing activities.

In addition to cash and bank, cash and cash equivalents include short-term investments, the conversion of which to bank funds can be accomplished at an amount that is largely known in advance. Cash and cash equivalents thus include short-term investments with a maturity of less than three months.

Parent Company's accounting policies

The Parent Company has prepared its annual report in accordance with the Annual Accounts Act (1995:1554) and the standard, RR 32:06 Reporting by a legal entity, issued by the Swedish Financial Accounting Standards Council. Also the interpretations issued by the Council's Emerging Issues Task Force valid for listed companies have been applied. Under RR 32:06, the Parent Company in its annual report shall apply all the IFRSs and IFRIC interpretations approved by the EU to the extent possible within the framework of the Annual Accounts Act, the law on safeguarding of pension commitments, and also considering the close tie between financial reporting and taxation. The standard specifies what exceptions from or additions to the IFRSs shall be made. Taken together, this results in differences between the accounting policies applied in the consolidated financial statements and those applied by the Parent Company in the following areas.

Classification and reporting formats

The Parent Company's income statement and balance sheet adhere to the formats included in the Annual Accounts Act. The differences compared to IAS 1 Presentation of Financial Statements applied when presenting the consolidated financial statements mainly pertain to the presentation of finance income and expenses, non-current assets, equity and the presentation of provisions as a separate caption in the balance sheet.

Shares in group companies and associated companies

The Parent Company reports shares in group companies and associated companies in accordance with the cost model. Revenues comprise only dividends received, provided such dividends are derived from post-acquisition earnings. Dividends in excess of such earnings are considered a recovery of part of the cost of the equity securities which reduces the carrying value.

Property, plant and equipment

The Parent Company reports items of property, plant and equipment at cost less accumulated depreciation and any impairment losses, that is as in the consolidated financial statements, but increased by any revaluation.

Leased assets

The Parent Company reports all lease contracts as operating leases.

Intangible assets

The Parent Company recognizes all expenditure for research and development in the income statement.

Employee benefits

The Parent Company calculates expenses for defined benefit pension plans differently from the manner prescribed in IAS 19. The Parent Company applies the Act on Income Security and regulations issued by the Swedish Financial Supervisory Authority, which is a prerequisite for income tax purposes. Compared to IAS 19, the most significant differences relate to the determination of the discount rate, the fact that the obligation is calculated based on the current salary level disregarding assumptions about future levels, and the immediate recognition of actuarial gains and losses in the income statement.

Income tax

The Parent Company reports untaxed reserves including the deferred tax component. In the consolidated financial statements, untaxed reserves are reported in their equity and deferred tax components.

Group contributions and shareholders' contributions in legal entity accounts

The Parent Company reports group contributions and shareholders' contributions in accordance with the pronouncement of the Swedish Financial Accounting Standard Council's task group (URA 7). Shareholders' contributions are reported directly in the recipient's equity whereas the contributor capitalizes the contribution with shares and participations, to the extent that the recognition of an impairment loss is not required. Group contributions are reported in accordance with their financial substance. This means that group contributions paid to minimize the Group's overall income tax burden are reported directly in retained earnings net of the related tax effect.

Anticipated dividends

Anticipated dividends from subsidiaries are recognized in case the Parent Company unilaterally may decide the size of the dividend and provided that the Parent Company has made such decision before it issued its financial reports.

Financial instruments

Hedge accounting is not applied by the Parent Company.

Financial guarantees

Sandvik has elected not to apply the provisions of IAS 39 relating to financial guarantee contracts entered into in favor of subsidiaries and associated companies as allowed under RR 32:06.

Critical accounting estimates and judgments

Key sources of estimation uncertainty

In order to prepare the financial reports, management and the Board make various judgments and estimates that can significantly affect the amounts recognized in the financial statements for assets, liabilities, revenues and expenses. The judgments and estimates discussed in this section are those deemed to be most important for an understanding of the financial statements, considering the level of significant estimations and uncertainty. The conditions under which Sandvik operates are gradually changing meaning that the estimates also change.

Impairment tests of goodwill

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying value of goodwill has been impaired, for example due to a changed business climate or a decision has been taken either to sell or close-down certain operations. In order to determine if the value of goodwill has been impaired, the cash-generating unit to which goodwill has been allocated must be valued using present-value techniques. When applying this valuation technique, the Company relies on a number of factors, including historic results, business plans, forecasts and market data. This is further described in note 13. As can be deduced from this description, changes during 2008 in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

Impairment tests of other fixed assets

Sandvik's property, plant and equipment and intangible assets – excluding goodwill – are stated at cost less accumulated depreciation/amortization and any impairment losses. Sandvik has not identified any intangible assets with indefinite useful lives. The assets are depreciated/amortized over the estimated useful lives to their estimated residual values. Both the estimated useful life and the residual value are reviewed at least at each financial year-end.

The carrying value of the Group's non-current assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value will not be recovered. The carrying value of intangible assets not yet available for use is tested annually. If such analysis indicates an excessive carrying value, the recoverable amount of the asset is estimated. The recoverable amount is the higher of the asset's fair value less costs to sell, and its value in use. Value in use is measured as the discounted future cash flows of the asset, alternatively the cash-generating unit to which the asset belongs. The rental fleet of Sandvik Mining and Construction is particularly examined considering its dependence on the business climate in the mining industry and the risk that rental agreements may be cancelled. The carrying value of the rental fleet at the end of 2007 was SEK 569 M (565).

A call for an impairment test arises also in connection with the classification of a non-current asset as held for sale, when it shall be re-measured at the lower of its carrying amount and fair value less cost to sell.

Property, plant and equipment and intangible assets – excluding goodwill – comprise about 30% of the Group's assets (see note 13). Impairment losses during 2006 and 2007 were not significant, but losses may arise if forecasts of future cash flows are changed due to changes in the business model and strategy, the competitive situation or legal conditions for the operations.

Pension assumptions

Actuarial assumptions are important ingredients in the actuarial methods used to measure pension obligations and they can significantly affect the reported net liability and the annual pension cost. Two critical assumptions – the discount rate and expected return on plan assets – are essential for the measurement of both the expense of the current year and the present value of the defined benefit obligations. These assumptions are reviewed annually for each pension plan in each country. Other assumptions, which may relate to demographic factors such as pension age, mortality rates and employee turnover are reviewed less frequently. The actual outcome often differs from the actuarial assumptions for economic or other reasons.

The discount rate is used to measure the present value of future cash flows at the measurement date. This rate shall be determined by reference to market yields at the balance sheet date on high-quality corporate bonds or, if there is no deep market for such bonds, the market yields on government bonds. A lower discount rate increases the present value of the pension obligation and the annual pension cost.

In order to determine the expected rate of return on plan assets, the Company considers the current and anticipated categories of plan assets as well as historic and expected returns on the various categories.

Considering current interest rate levels, Sandvik raised the discount rate for 2007 from a weighted average rate of 4.8% in 2006 to 5.3%. The expected weighted average return on plan assets was 6.5% in 2007 compared to 6.0% in 2006.

Income tax

Significant estimates are made to determine both current and deferred tax liabilities/assets, not least the value of deferred tax assets. The Company then must determine the possibility that deferred tax assets will be utilized and offset against future taxable profits. The actual results may differ from these estimates, for instance due to changes in the business climate, changed tax legislation, or the outcome of the final review by tax authorities and tax courts of tax returns. Sandvik at 2007 year-end reports deferred tax assets of SEK 1,323 M (1,338). Further, the Group has additional tax loss carryforwards of about SEK 700 M (1,000) for which no deferred tax assets are recognized since utilization of these losses is not deemed probable. A change in the estimate of the possibility for utilization thus can affect results both positively and negatively. The expenditure recognized as a provision for ongoing tax litigations is based on management's best estimate of the outcome and at the end of 2007 amounts to SEK 2,760 M (1,413).

Disputes

Sandvik is – besides the tax litigation cases set out above – party to a number of disputes and legal proceedings in the ordinary course of business. Management consults with legal experts on issues related to legal disputes and with other experts internal or external to the Company on issues related to the ordinary course of business. It is management's best estimate that neither the Parent Company, nor any subsidiary, is involved in legal proceedings or arbitration that may be deemed to have a materially negative effect on the business, the financial position or results of operations. For additional information on risks related to disputes, refer to page 22.

Critical judgments in applying the Group's accounting policies

The Company refers to its description above of the accounting policies that the Company has chosen to apply, especially when those policies are selected from allowed alternatives. Management would in particular draw attention to the following:

Inventory accounting

Sandvik applies IAS 2 when accounting for its inventories. Inventories are carried at the lower of cost and net realizable value. A consequence of the IAS 2 rules is that if the market value of materials and components included in Sandvik's finished goods drops, the value of the materials and components must not be reduced as long as the selling price of the finished product less selling costs still is greater than the cost of the finished product. Instead, the lesser market value of the materials and components shows itself in the form of a lower margin in future periods to the extent that Sandvik must adapt its selling price due to the changes in market values. In periods of significant price volatility, this state of things should be taken into consideration when future results are being appraised.

Accounting for actuarial gains and losses
Under IAS 19, it is allowed not to immediately recognize actuarial gains and losses related to defined benefit pension plans in the income statement but to recognize only that part of such gains and losses that fall outside of a corridor of plus/minus 10% of the greater of the present value of the defined benefit obligation and fair value of the plan assets. Also any systematic method that results in faster recognition of actuarial gains and losses is possible, including immediate recognition in the income statement. Sandvik has chosen to apply the corridor approach and to recognize gains or losses outside the corridor over the expected average remaining working lives of the employees participating in the plan. Unrecognized actuarial losses at 2007 year-end amounted to SEK 932 M (856).

Definitions

Earnings per share

Net profit for the year attributable to equity holders of the parent company divided by the average number of shares outstanding during the year.

Equity ratio

Shareholders' equity including minority interests in relation to total capital.

Net debt/equity ratio

Interest-bearing current and non-current debts (including provisions for pensions) less cash and cash equivalents divided by the total of shareholders' equity including minority interests.

Rate of capital turnover

Invoiced sales divided by average total capital.

Return on shareholders' equity

Net profit for the year as a percentage of average shareholders' equity during the year.

Return on capital employed

Profit after financial income and expenses, plus interest expenses, as a percentage of average total capital, less non-interest-bearing debts.

Note register

Notes

TO THE CONSOLIDATED AND PARENT COMPANY FINANCIAL STATEMENTS

(Amounts in SEK million, unless otherwise stated)

NOTE 1. SEGMENT INFORMATION

1.1 Information on business segments/business areas

	Sandvik Tooling		Sandvik Mining and Construction		Sandvik Materials Technology		Seco Tools		Corporate		Eliminations		Group total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Revenue														
External revenue	24 732	22 477	33 073	25 001	22 486	19 337	6 011	5 436	36	38			86 338	72 289
Internal revenue	338	328	6	178	351	724	23	15	131	164	-849	-1 409		
Group total	25 070	22 805	33 079	25 179	22 837	20 061	6 034	5 451	167	202	-849	-1 409	86 338	72 289
Share of results of associated companies	5	2	63	44	49	90	2						119	136
Operating profit by business area	5 989	5 191	4 979	3 672	2 435	2 324	1 491	1 266	-500	-385			14 394	12 068
Net financing cost													-1 397	-955
Income tax expense													-3 403	-3 006
Profit for the year													9 594	8 107
Other disclosures														
Assets	22 375	18 715	26 678	17 722	22 440	17 841	4 795	4 106	1 931	2 627			78 219	61 011
Investment in associates	19	13	57	120	263	403	9	7					348	543
Segment assets	22 394	18 728	26 735	17 842	22 703	18 244	4 804	4 113	1 931	2 627			78 567	61 554
Unallocated assets													6 868	4 347
Group total													85 435	65 901
Liabilities	5 034	4 502	8 126	5 922	3 637	3 944	1 295	1 140	2 228	2 454			20 320	17 962
Unallocated liabilities													35 293	20 741
Group total													55 613	38 703
Capital expenditure	2 024	2 031	1 273	1 094	1 227	1 050	563	426	312	200			5 399	4 801
Business combinations	1 508	77	2 842	839	1 973	97							6 323	1 013
Depreciation/Amortization	-1 161	-968	-916	-841	-563	-600	-309	-278	-90	-89			-3 039	-2 776
Impairment losses	-5	-100		-10		-32		-6					-5	-148
Other non-cash expenses	29	17	-73	-91	4	-72	0	67	-587	-212			-627	-291

All transactions between the business areas are effected on an arm's length basis.

1.2 Information by market area

	Europe		NAFTA		South America		Africa, Middle East		Asia, Australia		Group total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
External income	39 704	32 446	14 901	13 916	5 445	4 339	6 716	5 450	19 572	16 138	86 338	72 289
Total assets	56 339	43 551	11 952	8 935	3 775	3 003	2 512	1 785	10 857	8 627	85 435	65 901
Direct capital expenditure	3 739	3 369	591	596	352	242	160	127	557	467	5 399	4 801

External segment revenue is based on the geographical location of the customers.
The reported amounts for segment assets and investments during the year are based on the location of the assets.

NOTE 2. CATEGORIES OF REVENUE

	Group		Parent Company	
	2007	2006 [1]	2007	2006
Sale of goods	81 499	67 931	20 625	17 884
Contract revenue	1 547	1 424	-	-
Rendering of services	2 613	2 090	52	46
Rental income	679	844	5	2
Total	86 338	72 289	20 682	17 932

1) Comparative amounts have been reclassified to conform with the current year's presentation.

NOTE 3. PERSONNEL INFORMATION AND REMUNERATION TO MANAGEMENT AND AUDITORS

3.1 Average number of employees

	Group				Parent Company			
	2007		2006		2007		2006	
	Number	Women %	Number	Women %	Number	Women %	Number	Women %
Sweden	10 964	20	10 381	19	7 707	19	7 384	18
Rest of Europe	14 645	19	13 645	19	-	-	3	40
Total Europe	25 609	20	24 026	19	7 707	19	7 387	18
NAFTA	5 782	19	5 349	20	-	-	-	-
South America	3 074	12	2 667	12	1	-	1	-
Africa, Middle East	2 694	11	2 451	11	-	-	-	-
Asia, Australia	7 264	14	6 179	14	-	-	-	-
Total	44 423	18	40 672	17	7 708	19	7 388	18

3.2 Absence due to illness, Parent company

	2007 %	2006 %
Total absence due to illness as a percentage of regular working hours	4.5	5.3
Share of total absence due to illness pertaining to continued sick leave for 60 days or more	45.5	52.5

Sjukfrånvaro som en andel av varje grupps ordinarie arbetstid:

Sick leave by gender:		
Men	4.0	4.7
Women	6.3	8.0
Sick leave by age category:		
Age 29 or younger	3.5	3.5
Age 30 to 49	4.0	4.8
Age 50 or older	5.7	7,0

3.3 Wages, salaries, other remuneration and social costs

	Group		Parent Company	
	2007	2006	2007	2006
Wages, salaries and other remuneration	16 080	14 600	3 222	2 908
Social costs	4 244	4 075	1 495	1 345
Employee profit sharing	238	150	197	135
Total	20 562	18 825	4 914	4 388
of which pension costs reported with social costs	1 392	1 219	416	353

SEK 46 M (50) of the Group's pension costs relate to boards and presidents. The Group's pension liability to these persons amounted to SEK 189 M (159). Correspondingly, SEK 7 M (7) of the Parent Company's pension costs related to the Board of Directors and presidents. The Parent Company's pension liability relating to these persons amounted to SEK 75 M (63). As from 2007, wages, salaries and other remuneration include also non-monetary benefits. Corresponding figures for 2006 have been adjusted to conform with current year's presentation.

3.4 Wages, salaries and other remuneration by market area

	Group		Parent Company	
	2007	2006	2007	2006
Sweden	4 443	3 952	3 222	2 908
Rest of Europe	6 219	5 675	0	0
Total Europe	10 662	9 627	3 222	2 908
NAFTA	2 476	2 419	-	-
South America	572	439	0	0
Africa Middle East	661	559	-	-
Asia, Australia	1 709	1 556	-	-
Total	16 080	14 600	3 222	2 908
Of which to boards of directors and presidents:				
Salaries and other remuneration	366	336	28	28
of which variable salary	63	59	8	7

As from 2007, salaries and other remuneration include also non-monetary benefits. Corresponding figures for 2006 have been adjusted to conform with current year's presentation.

3.5 Information on benefits to the Board of Directors and senior executives

Principles

The principles for remuneration to Sandvik's senior executives were adopted at the Annual Meeting of Shareholders in 2007. They are designed so as to ensure that Sandvik from a global perspective can offer remuneration at the market rate, which can attract and retain qualified members.

Components of remuneration

The total remuneration package is distributed between fixed salary, annual variable salary, long-term variable salary, pension and other benefits, e.g. company car, free residence, health insurance and termination benefits. It is intended that the components together shall form a well-balanced remuneration and benefit program that reflects the individual's performance, responsibility as well as the Group's earnings trend.

Preparation and decision-making process

The Board's Remuneration Committee prepares issues relating to Executive Group Management's remuneration. The Committee met four times during the year. Issues dealt with included the distribution between fixed and

Remuneration and other benefits during the year[1)]

SEK	Basic salary/ Directors' fee	Annual variable salary [2)]	Long-term variable salary [3)]	Other benefits [4)]	Pension cost	Financial instruments [5)]	Total
Styrelsens ordförande Clas Åke Hedström	1 325 000 [6)]	-	-	-	2 134 000 [7)]	-	3 459 000
President and CEO Lars Pettersson	6 870 821 [8)]	3 333 000	2 486 327	252 997	5 376 000	3 361 104	21 680 249
Other senior executives [9)]	17 610 439	8 736 660	5 409 111	1 753 127	9 305 000	8 287 259	51 101 596
Total	25 806 260	12 069 660	7 895 438	2 006 124	16 815 000	11 648 363	76 240 845

1) Expensed during 2007.

2) Amount pertaining to 2007 and expected to be paid in 2008.
During 2007, annual variable salary expensed in 2006 was paid in the amount of SEK 13,865,000, SEK 4,500,000 of which to the President.

3) Amount provided for the 2nd year under the year 2006 program and for the 1st year under the year 2007 program assuming maximum outcome under the respective program.

4) Other benefits largely pertain to free residence and company car.

5) Value of personnel options exercised during the year calculated as the difference between the exercise price and the share price at the exercise date.

6) Expensed during 2007 and will be paid in 2008. The amount includes the regular directors' fee of SEK 1,275,000 and a SEK 50,000 fee to members of the Remuneration Committee.

7) Pension to the Chairman is being paid under an earlier employment contract.

8) Lars Pettersson's salary as of 1 January 2007 amounts to SEK 6,500,000 to which is added vacation pay.

9) Pertains to the following persons in 2007: Peter Larson, Peter Gossas, Anders Thelin, Lars Josefsson och Per Nordberg. (Carina Malmgren Heander through 15 November 2007).

variable salary, the size of any salary increases and long-term variable salary. The Board has discussed the Committee proposals and has decided guided by such proposals.

The Board based on the Remuneration Committee proposals decided the remuneration of the President for the year 2007. The President decided remuneration to other senior executives after consultation with the Remuneration Committee. The Remuneration Committee performed its task supported by expertise on remuneration levels and structures. For information on the composition of the Committee, see page 92.

Remuneration to the Board and senior executives

The Board

Fees to the Chairman and other external Board members are paid in accordance with the decision at the Annual Meeting of Shareholders. No board fees are paid to the President and the employee representatives.

President and other senior executives

The remuneration package for the President and other senior executives comprise fixed salary and variable salary with two components: an annual component based on achieved performance goals and a long-term component linked to the Company's growth, profitability and capital efficiency over a three-year period. In addition, they receive other benefits and pension. Other senior executives are those who, together with the President, make up the Group Executive Management, the detailed composition of which is set out on page 98.

Salary

The fixed salary, which is individual and differentiated considering responsibility and performance, is determined considering market conditions and is reviewed each year.

The annual component of variable salary is based on the achievement of targets that are determined each year. The targets are mainly related to the Company's financial results but also to measurable targets within each individual's area of responsibility. Members of Group Executive Management may receive an annual variable salary corresponding to 50–75% of the fixed salary. For information on the long-term variable salary, see below.

Pension

The pension system for members of Group Executive Management is comprised of three parts: a basic part in the form of the ITP Plan with pension age 65, a supplementary defined-contribution scheme, and a defined-benefit pension between age 60–65 for the President and between age 62–65 for the other members.

Termination benefits

In the event Sandvik terminates the employment, and provided the termination is not caused by gross negligence, the executives are entitled to severance pay. The severance pay equals 12–18 months' salaries for persons aged less than 55 and 18–24 months' pay for persons aged 55 or more. Any other earned income is offset against the severance pay.

In accordance with the decision at the annual meeting of shareholders, the total fee to the external directors elected at the meeting amounts to SEK 4,250,000. Of this amount, SEK 1,275,000 (on an annual basis) is payable to the chairman of the board (Clas Åke Hedström), SEK 850,000 to the deputy chairman (Anders Nyrén) and SEK 425,000 to each of the other external board members (Georg Ehrnrooth, Sigrun Hjelmquist, Egil Myklebust, Fredrik Lundberg och Hanne de Mora).

In addition to these amounts, the annual meeting resolved that an additional fee should be paid for the committee work to committee members not employed by the Company in the amount of SEK 100,000 to each of the members of the Audit Committee (Anders Nyrén, Fredrik Lundberg and Sigrun Hjelmquist) and SEK 50 000 to each of the members of the Remuneration Committee (Clas Åke Hedström, Egil Myklebust and Georg Ehrnrooth).

Beside the pension obligation to the chairman of the board, there are no pension obligations to other board members. At 31 December 2007, the pension obligation to the chairman amounts to SEK 51,995,266 and relates to a defined benefit obligation which is not secured by an insurance policy and which refers to his period of services as president of Sandvik AB.

Effective 1 January 2007, President and CEO Lars Pettersson is paid an annual fixed salary of SEK 6,500,000, and receives benefits in the form of free residence and company car. In addition, a variable salary of maximum 75% of the fixed salary is paid. The variable salary for 2007 is estimated at SEK 3,333,000.

Lars Pettersson is entitled to retire with pension at age 60. His pension between age 60–65 will amount to 65% of the fixed salary up to 30 price base amounts and 50% of fixed salary in excess of 30 price base amounts. No pension insurance policy is taken out for his pension through age 65 and at 31 December 2007 the obligation for pension earned through that date amounts to SEK 12,947,130. His ITP Plan and a supplementary defined-contribution plan under which the Company each year contributes 40% of the fixed salary in excess of 20 price base amounts make up pension from age 65. Moreover, an agreement has been reached covering severance pay in the event that the Company terminates the employment. The severance pay equals 18 months' fixed salary in addition to the six-month notice period.

For the other members of Group Executive Management, pension age is 62. Pension between age 62–65 will amount to 65% of fixed salary up to 30 price base amounts, 50% of fixed salary between 30–50 price base amounts, and 25% of fixed salary in the interval 50–100 price base amounts. No pension insurance policies have been taken out for pensions through age 65 and at 31 December 2007 the obligation for pensions earned through that date amounts to SEK 15,111,186.

The pension from age 65 to the other members of Group Executive Management is made up by the ITP Plan and a supplementary defined-contribution plan under which the Company each year contributes 20–30% (depending on age) of fixed salary portions in excess of 20 price base amounts. Moreover, agreements have been reached covering severance pay in the event that the Company terminates the employment. The severance pay equals 12–18 months' fixed salary in addition to the six-month notice period. For both the President and other members of Executive Group Management, any earned income is offset against the severance pay.

Profit sharing

To promote a behavior that is favorable to the Group's long-term development and also to stimulate continued employee loyalty, Sandvik since 1986 has a profit-sharing system for all employees in wholly-owned companies in Sweden. As from 2007, the system has been modified in order to increase transparency and elasticity and to better relate the system to the Company's goals. Under the modified system, the maximum allocation may be higher than before, but cannot exceed SEK 250 M, and also the requirements for maximum allocation have been raised. The Group's return during 2007 implied an allocation of SEK 238 M to the profit sharing foundation.

Share-based payments

As part of the total remuneration package, a share-based program was established in the year 2000 to offer a long-term variable salary to some 350 international executives and specialists in the Group. The program was based on an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allocation was based on Sandvik's return on capital employed during the preceding year. While the grant as such was free of charge, the option holder must pay an exercise price for the shares. The program is based on existing shares and, therefore, does not require the issue of new shares.

Allotments under the program were made during years 2000–2004. During 2007, it was possible to exercise options granted in years 2002, 2003, and 2004.

The expense for the share-based payments, including related social security costs, recognized in the 2007 income statement was SEK 231,545.

Under a swap agreement entered into with a bank, the Company has secured the acquisition of 9,000,000 Sandvik shares (after the 5:1 split decided at the Annual Meeting of Shareholders in 2005) at a price of SEK 46.80. Of that number, 1,842,605 shares were acquired during 2007 (2,677,847 shares during 2006). In total, 7,905,987 shares have been acquired under the agreement. Under a call option fully utilized during 2006, additionally 270,000 shares (before the split) had been secured at a price of SEK 267.50. These measures limit the effects of future increases in the market price of the Sandvik share on the Company's costs for the program and during 2007 these measures had a positive effect on results of SEK 54,549,000. Accordingly, the net effect of the share-based program and related financial arrangements during 2007 increased results by SEK 54,317,455.

Long-term variable salary

In 2006, the Board decided to implement as a long-term variable salary a cash-settled share-based program. Based on a common goal perception for executives, specialists and shareholders, the program shall form a link to future performance goals aimed at the long-term enhancement of the value of the Company. Overall common Group and business area focus on and governing towards profitable growth effect this. An additional purpose is to improve the possibilities to recruit and retain key employees in the Group.

The 2006 program runs for thee years and is settled in 2009. Under the program, there is a direct link between performance, value added, and remuneration. There is an annual maximum outcome related to the participant's fixed salary in the third year's December month. Some 350 Sandvik employees participate in the program. The outcome is conditional upon meeting measurable goals established by the Board for certain key ratios that create shareholder value linked to the Company's growth, profitability and capital efficiency over a three-year period. For members of Group Executive Management, the maximum long-term variable salary can amount to 45–50% of the annual fixed salary. The estimated cost for the program over the three-year period, after adjustment of the basis for the calculation and of salary assumptions, amounts to SEK 151 M. Through 2007, two thirds of that amount has been charged to earnings.

In 2007, the Board decided to implement a corresponding cash-settled program structured as described above. The 2007 program runs for a three-year period and will be settled in 2010. The total cost for that program is estimated at SEK 169 M and one third of that amount was charged to earnings in 2007.

NOTE 3. PERSONNEL INFORMATION AND REMUNERATION TO MANAGEMENT AND AUDITORS (cont.)

Break-down of share-based payments (personnel options)

Group

Allotted and exercisable options at 2007 year-end are presented in the following table:

Option program	Date granted	Exercise period	Exercise price, SEK	Exercise price after split, SEK	Options granted	Exercisable options	Underlying shares [2]	Settlement method [1]
2003	02/15/03	02/16/06 – 02/15/08	202.70	39.62	967 200	171 200	890 240	Delivery of shares
2004	02/18/04	02/19/07 – 02/20/09	262.70	51.34	312 000	153 537	798 392	Delivery of shares

Parent Company

Allotted and exercisable options at 2007 year-end to employees at the Parent Company are presented in the following table:

Option program	Date granted	Exercise period	Exercise price, SEK	Exercise price after split, SEK	Options granted	Exercisable options	Underlying shares [2]	Settlement method [1]
2003	02/15/03	02/16/06 – 02/15/08	202.70	39.62	483 600	64 100	333 320	Delivery of shares
2004	02/18/04	02/19/07 – 02/20/09	262.70	51.34	155 500	87 300	453 960	Delivery of shares

1) The President under his option agreement may choose cash settlement. During 2007, the President has settled his options under the 2004 program in cash. After 31 December 2007, no options that can be settled in cash are outstanding.

2) After the share redemptions in 2005 and 2007 and the split on 8 June 2006, each option carries the right to acquire 5.2 shares.

Options exercisable by senior executives

Option program	President and CEO Lars Pettersson	Other senior executives
2001	-	-
2002	-	-
2003	-	5 000
2004	-	25 000 [1]

1) Carina Malmgren Heander holds 5,000 of these options.

Number and weighted average exercise prices for shares under options

Group

Options in thousands	Weighted average exercise price 2007, SEK	Number of options 2007	Weighted average exercise price 2006, SEK	Number of options 2006
At beginning of year	46.67	757	46.00	1 572
Forfeited	51.34	-49	43.17	-75
Exercised	45.32	-384	43.72	-740
At end of year	45.16	324	46.67	757
Exercisable at end of year	45.16	324	42.92	462

Parent Company

Options in thousands	Weighted average exercise price 2007, SEK	Number of options 2007	Weighted average exercise price 2006, SEK	Number of options 2006
At beginning of year	46.96	396	46.00	808
Forfeited	51.34	-45	43.17	-7
Exercised	45.55	-200	43.64	-405
At end of year	46.38	151	46.96	396
Exercisable at end of year	46.38	151	43.36	241

For options exercised during the year, the weighed average share price during the period was SEK 121.26. The exercise price for options outstanding at 31 December 2007 is in the interval SEK 39.62–51.34. Their average contractual life is 8 months.

The estimated value of options granted is calculated in accordance with the Black&Scholes option-pricing model. The contracted life of the options is five years but expected early exercises are considered in the model.

NOTE 3. PERSONNEL INFORMATION AND REMUNERATION TO MANAGEMENT AND AUDITORS (cont.)

Total expense recognized for share-based payments, excluding social costs

Group and Parent Company, SEK	2007	2006
Options granted 2004	-	3 756 996
Expense related to cash-settled options granted 2003	-	9 422 423
Expense related to cash-settled options granted 2002	1 170 809	-
Expense related to cash-settled options granted 2004	3 348 419	-
Total expense for share-based payments	4 519 228	13 179 419

3.6 Proportion of women in senior management and boards

	Group		Parent Company	
Proportion of women, %	2007	2006	2007	2006
Boards and presidents	8	6	23	23
Senior management	13	13	-	13

3.7 Audit fees

Fees to the Group's auditors were as follows:

	KPMG		Other auditors at Group companies		Total	
	2007	2006	2007	2006	2007	2006
Audit						
Parent Company	5.9	5.2	0.0	0.1	5.9	5.3
Subsidiaries (excl. Seco Tools)	38.9	39.9	3.1	2.5	42.0	42.4
Seco Tools	0.3	0.3	7.2	7.4	7.5	7.7
Group	45.1	45.4	10.3	10.0	55.4	55.4
Other services						
Parent Company	4.2	10.8				
Subsidiaries (excl. Seco Tools)	11.4	13.2				
Seco Tools	0.6	0.5				
Group	16.2	24.5				

Audit services comprise the examination of the financial statements, the accounting records and the administration of the business by the Board of Directors and the President, and other procedures required to be performed by the Company's auditors as well as other services caused by observations during the performance of such examination and other procedures.

Other services essentially comprise advice in areas closely related to the audit, such as advice on accounting issues, tax services and due-diligence services.

NOTE 4. RESEARCH, DEVELOPMENT AND QUALITY ASSURANCE

	Group		Parent Company	
	2007	2006	2007	2006
Expenditure for				
research and development	2 195	1 762	1 019	778
quality assurance	544	525	236	222
Total	2 739	2 287	1 255	1 000
of which expensed	2 362	2 108	1 255	1 000
of which expensed relating to research and development	1 818	1 583	1 019	778

Research and quality assurance expenditures are expensed as incurred. Expenditure for development is reported as an intangible asset if it meets the criteria for recognition as an asset in the balance sheet.

NOTE 5. OTHER OPERATING INCOME

Group	2007	2006
Gain on sale of property, plant and equipment	118	151
Gain on sale of businesses and shares	26	-
Insurance compensation	144	-
Exchange rate gains on operating receivables and liabilities	-	61
Other	98	51
Total	386	263

The insurance compensation relates to the settlement of damages caused by a fire at Sandvik Tooling's manufacturing unit in Tübingen, Germany.

Parent Company

Other operating income mainly pertains to intra-group services.

NOTE 6. OTHER OPERATING EXPENSES

Group	2007	2006
Exchange rate losses on operating receivables and payables	-157	-
Other	-22	-87
Total	-179	-87

Parent Company

Other operating expenses pertain mainly to royalties between group companies, exchange rate losses on operating receivables and payables, and losses on sale of property, plant and equipment.

NOTE 7. INFORMATION ON THE NATURE OF OPERATING EXPENSES

Group	2007	2006
Employee benefit expense	-20 562	-18 825
Depreciation and amortization	-3 039	-2 776
Impairment losses – inventories	-281	-247
Impairment losses – property, plant and equipment	-5	-148
Impairment losses – trade receivables	-80	-111

The Parent Company recognized trade receivable impairment losses of SEK 25 M (22). There were no significant reversals of earlier recognized impairment losses during 2007 or 2006.

NOTE 8. FEES FOR FINANCE AND OPERATING LEASES

FINANCE LEASES

Finance leases with Sandvik as lessee

The Group leases plant and machinery under finance lease agreements. At 31 December 2007, the net carrying amount of such leased assets was SEK 145 M (61). Variable fees recognized as an expense were SEK 0 M (0).

Future minimum lease payments in respect of non-cancellable contracts fall due as follows:

	Minimum fee		Present value	
Group	2007	2006	2007	2006
Within one year	25	16	25	16
Between 1–5 years	52	17	45	17
Later than five years	102	4	60	4
Total	179	37	130	37

Finance leases with Sandvik as lessor

The Group's investments in finance leases at 2007 year-end were SEK 572 M (412). Variable fees recognized in the income statement, and unguaranteed residual values accruing to the benefit of the lessor, were minor.

The gross investment and the present value of minimum lease payments fall due as follows:

	Minimum fee		Present value	
Group	2007	2006	2007	2006
Within one year	246	176	156	163
Between 1–5 years	326	236	200	197
Later than five years	0	0	0	0
Total	572	412	356	360

OPERATING LEASES

Operating leases with Sandvik as lessee

Leasing fees for assets under operating leases, such as leased premises, machinery and major items of computer and office equipment are recognized with operating expenses in the income statement. The Group in 2007 expensed SEK 451 M (417), including minimum lease payments of SEK 442 M (416), variable fees of SEK 15 M (8), and net of sublease income of SEK 6 M (7). The Parent Company expensed SEK 110 M (92).

Future minimum lease payments under non-cancellable operating lease contracts fall due as follows:

	Group		Parent Company	
	2007	2006	2007	2006
Within one year	477	460	150	116
Between 1–5 years	1 031	834	293	232
Later than five years	368	301	127	108
Total	1 876	1 595	570	456

Future minimum lease payments under non-cancellable lease contracts expected to be received for assets, which are subleased amount to SEK 7 M (4).

Operating leases with Sandvik as lessor

The net carrying value of the Group's rental fleet is SEK 569 M (565). Depreciation for the year amounted to SEK 274 M (292). The future minimum lease payments under non-cancellable leases amount to SEK 262 M (249). Variable fees recognized as income amounted to SEK 57 M (37).

Future minimum lease payments under non-cancellable operating lease contracts fall due as follows:

	Group		Parent Company	
	2007	2006	2007	2006
Within one year	148	146	11	12
Between 1–5 years	113	102	1	1
Later than five years	1	1	0	0
Total	262	249	12	13

NOTE 9. NET FINANCING COST

Group	2007	2006
Interest income	197	143
Dividend	1	1
Other investments incl. derivatives:		
Net gain on disposal of financial assets	36	40
Net gain on remeasurement of financial assets/liabilities at fair value	143	113
Net foreign-exchange gains	-	17
Other financial income	0	20
Financial income	377	334
Interest expense	-1 541	-1 043
Other investments incl. derivatives:		
Net loss on disposal of financial assets	-107	-200
Net loss on remeasurement of financial assets/liabilities	-89	-37
Net foreign-exchange losses	-34	-
Other financial expenses	-3	-9
Financial expenses	-1 774	-1 289
Net financing cost	-1 397	-955

Changes in the fair value of interest rate swaps had a positive effect on net financing cost of SEK 4 M (13). The valuation is made by interpolation in an estimated interest curve based on current interest rates for various durations. Changes in the fair value of derivatives on equity instruments positively affected net financing cost by SEK 85 M (71). The valuation is based on quoted share prices at balance sheet date.

Financial assets and liabilities not measured at fair value through profit or loss yielded a net interest cost of SEK -1,486 M (-1,039).
Hedging of fair values had a SEK -0.4 M (-) result effect, that is from the fair value measurement of hedged positions and related hedging instruments.

	Income from shares in Group companies		Income from shares in associated companies	
Parent Company	2007	2006	2007	2006
Dividend, net of withholding tax	6 003	9 284	5	1
Gain on sale of shares and participations	-17	-20	-	-
Reversal of earlier impairment losses	11	-	-	-
Total	5 997	9 264	5	1

	Income from other investments held as non-current assets		Interest income and similar items	
Parent Company	2007	2006	2007	2006
Interest income, Group companies	-	-	619	457
Other interest income	-	-	19	8
Derivatives, Group companies	-	-	-	129
Other	-	0	-	63
Total	-	0	638	657

	Interest expense and similar items	
Parent Company	2007	2006
Interest expense, Group companies	-607	-628
Other interest expense	-476	-243
Derivatives, Group companies	-65	-
Other	-17	-27
Total	-1 165	-898

NOTE 10. APPROPRIATIONS

Parent Company	2007	2006
Accelerated depreciation	2 429	-143
Change in tax allocation reserves	638	437
Changes in other untaxed reserves	-4	11
Total	3 063	305

NOTE 11. INCOME TAX

Reported in income statement

	Group		Parent Company	
Income tax expense	2007	2006	2007	2006
Current tax	-4 396	-3 135	-829	-115
Adjustment of taxes attributable to prior years	229	-16	67	64
Total current tax expense	-4 167	-3 151	-762	-51
Deferred taxes relating to temporary differences and unused tax losses	763	145	17	22
Total tax expense	-3 404	-3 006	-745	-29

The Group's tax expense for the year was SEK 3,404 M (3,006) or 26.2% (27.0) of the profit after financial items.

The adjustment of taxes attributable to prior years mainly relates to favorable tax litigation resolutions and advance rulings in Sweden and reversal of tax provisions upon finalization of tax audits of foreign subsidiaries.

Reconciliation of the Group's tax expense

The Group's weighted average tax rate, based on the tax rates in each country, is 29.6% (27.0). The nominal tax rate in Sweden is 28.0% (28.0).

Reconciliation of the Group's weighted average tax rate, based on the tax rates in each country, and the Group's actual tax expense:

	2007		2006	
Group	SEK M	%	SEK M	%
Profit after financial items	12 997		11 113	
Weighted average tax based on each country's tax rate	-3 849	-29.6	-3 001	-27.0
Tax effect of:				
Non-deductible expenses	-195	-1.5	-179	-1.6
Tax exempt income	199	1.5	244	2.2
Adjustments relating to prior years	229	1.8	-16	-0.1
Effects of unused tax losses, net	75	0.6	-22	-0.2
Other	137	1.1	-32	-0.3
Total reported tax expense	-3 404	-26.2	-3 006	-27.0

Reconciliation of the Parent Company's tax expense

The Parent Company's effective tax rate of 8.2% (0.8) is less than the nominal tax rate in Sweden, mainly due to tax-exempt dividend income from subsidiaries and associated companies.

Reconciliation of the Parent Company's nominal tax rate and actual tax expense:

	2007		2006	
Parent Company	SEK M	%	SEK M	%
Profit before tax	9 059		9 652	
Tax based on the nominal tax rate for the Parent Company	-2 537	-28.0	-2 703	-28.0
Tax effects of:				
Non-deductible expenses	-33	-0.4	-59	-0.6
Tax-exempt income	1 758	19.4	2 669	27.6
Adjustments relating to prior years	67	0.7	64	0.7
Total reported tax expense	-745	-8.2	-29	-0.3

Tax items recognized directly in equity

Group	2007	2006
Deferred tax relating to hedging reserve	31	34
Total	31	34

Parent Company	2007	2006
Current tax relating to taxable group contributions	843	-95
Total	843	-95

Reported in the balance sheet

Deferred tax assets and liabilities

The deferred tax assets and liabilities reported in the balance sheet are attributable to the following assets and liabilities (liabilities shown with a minus sign):

	2007			2006		
Group	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities	Net
Intangible assets	34	-666	-632	39	-282	-243
Property, plant and equipment	96	-965	-869	195	-1 573	-1 378
Financial non-current assets	58	-2	56	26	-31	-5
Inventories	1 445	-62	1 383	1 034	-30	1 004
Receivables	66	-335	-269	95	-237	-142
Interest-bearing liabilities	325	-263	62	549	-184	365
Noninterest-bearing liabilities	513	-761	-248	393	-444	-51
Other	19	-49	-30	20	-261	-241
Unused tax losses	84	-	84	-	-	-
Total	2 640	-3 103	-463	2 351	-3 042	-691
Offsetting within companies	-1 317	1 317	-	-1 013	1 013	-
Total deferred tax assets and liabilities	1 323	-1 786	-463	1 338	-2 029	-691

Parent Company						
Property, plant and equipment	-	-37	-37	-	-38	-38
Provisions	27	-	27	26	-	26
Noninterest-bearing liabilities	32	-	32	29	-	29
Total	59	-37	22	55	-38	17
Offsetting	-37	37	-	-38	38	-
Total deferred tax assets and liabilities	22	-	22	17	-	17

NOTE 11. INCOME TAX (cont.)

Unrecognized deferred tax assets

The Group has additional unused tax losses of about SEK 700 M (1,000). Related deferred tax assets were not recognized since it was not deemed probable that it would be possible to utilize these deductions in the foreseeable future.

Movements in deferred tax in temporary differences and unused tax losses

	Group		Parent Company	
	2007	2006	2007	2006
Balance at beginning of year, net	-691	-744	17	-5
Recognized in income statement	763	145	5	22
Acquisitions/Disposals of subsidiaries	-489	-30	-	-
Recognized in equity	-31	-34	-	-
Government grants	32	48	-	-
Translation differences	-47	-76	-	-
Balance at end of year, net	-463	-691	22	17

In addition to the deferred tax assets and liabilities, Sandvik reports the following tax liabilities and receivables:

	Group		Parent Company	
	2007	2006	2007	2006
Other provisions for taxes	-2 760	-1 413	-55	-42
Income tax liabilities	-1 334	-1 133	-	-
Income tax receivables	1 429	667	393	16
Net tax liabilities/receivables	95	-466	393	16

Other provisions for taxes of SEK 2,760 (1,413) relate to ongoing disputes and assessed risks. The increase during 2007 (SEK 1,347 M) mainly reflects provisions relating to the tax dispute as regards Sandvik Intellectual Property AB and the reorganization of ownership and managing of patents and trademarks effected in 2005. For additional information refer to the section "Sandvik's risks and risk management".

NOTE 12. EARNINGS PER SHARE

Basic and diluted earnings per share

	Basic		Diluted	
SEK	2007	2006	2007	2006
Earnings per share	7.65	6.45	7.65	6.45

The calculation of the numerators and denominators used in the above calculations of earnings per share (rounded down to the nearest SEK 0.05) is shown below.

Basic earnings per share

The calculation of earnings per share 2007 is based on the profit for the year attributable to the equity holders of the parent of SEK 9,116 M (7,701) and the weighted average number of shares (thousands) during 2007, viz. 1,186,287 (1,186,287). These two components have been calculated as follows:

Profit for the year attributable to the equity holders of the parent

	2007	2006
Profit for the year attributable to the equity holders of the parent	9 116	7 701

Weighted average number of shares

In thousands of shares	2007	2006
Total number of ordinary shares at 1 January	1 186 287	1 186 287
Effects of reacquisitions and redemption	-	-
Weighted average number of shares outstanding during the year	1 186 287	1 186 287

Diluted earnings per share

The calculation of diluted earnings per share 2007 is based on the profit attributable to the equity holders of the parent of SEK 9,116 M (7,701) and the weighted average number of shares (thousands) during 2007, 1,188,397 (1,190,801). The two components have been calculated as follows:

Profit for the year attributable to equity holders of the parent

	2007	2006
Profit for the year attributable to equity holders of the parent	9 116	7 701

Weighted average number of shares

In thousands of shares	2007	2006
Weighted average number of shares as calculated above	1 186 287	1 186 287
Additional shares assuming full exercise of options	2 110	4 514
Weighted average number of shares outstanding during the year, as adjusted	1 188 397	1 190 801

NOTE 13. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT – GROUP

Intangible assets

	Internally generated intangible assets					Acquired intangible assets						
	Capitalized R&D expenditure	IT Software	Patents, licenses, trademarks, etc.	Other	Subtotal	Capitalized R&D expenditure	IT Software	Patents, licenses, trademarks, etc.	Goodwill	Other	Subtotal	Total
Cost												
At 1 January 2006	479	429	54	78	1 040	15	220	84	4 921	145	5 385	6 425
Additions	179	56	7	5	247	-	25	3	-	22	50	297
Business combinations	-	-	-	-	-	-	2	153	567	63	785	785
Acquisition of minority interests in subsidiaries	-	-	-	-	-	-	-	-	26	-	26	26
Impairment losses	-	-	-	-	-	-	-	-	-34	-	-34	-34
Divestments and disposals	-21	-8	-	-	-29	0	-38	-4	-	-6	-48	-77
Reclassifications	-3	-27	8	-5	-27	-	50	-26	-	17	41	14
Translation differences during the year	-1	0	-	-6	-7	0	-8	-5	-324	-16	-353	-360
At 31 December 2006	633	450	69	72	1 224	15	251	205	5 156	225	5 852	7 076
At 1 January 2007	633	450	69	72	1 224	15	251	205	5 156	225	5 852	7 076
Additions	377	37	15	2	431	-	13	38	-	11	62	493
Business combinations	-	-	-	-	-	-	-	552	3 886	839	5 277	5 277
Divestments and disposals	-9	-13	-	-	-22	-	-4	-16	-	-15	-35	-57
Reclassifications	-37	-4	28	-29	-42	-	7	4	-58	36	-11	-53
Translation differences during the year	7	1	6	1	15	-	11	-11	-51	-35	-86	-71
At 31 December 2007	971	471	118	46	1 606	15	278	772	8 933	1 061	11 059	12 665
Accumulated amortization and impairment losses												
At 1 January 2006	49	189	43	25	306	10	152	34	-	49	245	551
Divestments and disposals	-11	-8	-	-	-19	-	-38	-2	-	-	-40	-59
Reclassifications	4	-33	-4	1	-32	-	23	3	-	2	28	-4
Amortization for the year	35	115	-	5	155	5	37	65	-	21	128	283
Impairment losses	62	-	-	-	62	-	-	-	-	-	-	62
Translation differences for the year	-	0	-	-1	-1	-	-7	-1	-	-	-8	-9
At 31 December 2006	139	263	39	30	471	15	167	99	-	72	353	824
At 1 January 2007	139	263	39	30	471	15	167	99	-	72	353	824
Divestments and disposals	-4	-6	-	-	-10	-	-4	-1	-	-	-5	-15
Reclassifications	-	-1	5	-6	-2	-	-2	-11	-	48	35	33
Amortization for the year	60	107	13	8	188	-	40	46	-	134	220	408
Translation differences for the year	1	-2	-12	-	-13	-	8	3	-	-8	3	-10
At 31 December 2007	196	361	45	32	634	15	209	136	-	246	606	1 240
Net book values												
1 January 2006	430	240	11	53	734	5	68	50	4 921	96	5 140	5 874
31 December 2006	494	187	30	42	753	0	84	106	5 156	153	5 499	6 252
1 January 2007	494	187	30	42	753	0	84	106	5 156	153	5 499	6 252
31 December 2007	775	110	73	14	972	0	69	636	8 933	816	10 454	11 425
Amortization for the year is included in the following lines in the 2006 income statement												
Cost of sales	-1	-6	-	-4	-11	-	-6	-	-	-2	-8	-19
Selling expenses	-	-8	-	-	-8	-	-13	-	-	-16	-29	-37
Administrative expenses	-34	-101	-	-1	-136	-5	-18	-65	-	-3	-91	-227
Total	-35	-115	-	-5	-155	-5	-37	-65	-	-21	-128	-283
Amortization for the year is included in the following lines in the 2007 income statement												
Cost of sales	-	-11	-	-	-11	-	-1	-1	-	-44	-46	-57
Selling expenses	-	-10	-	-3	-13	-	-27	-	-	-48	-75	-88
Administrative expenses	-60	-86	-13	-5	-164	-	-12	-45	-	-42	-99	-263
Total	-60	-107	-13	-8	-188	-	-40	-46	-	-134	-220	-408

Property, plant and equipment

	Land and buildings	Plant and machinery	Equipment, tools and installations	Construction in progress	Total
Cost					
At 1 January 2006	8 476	24 752	4 456	1 492	39 176
Additions	404	1 761	393	1 946	4 504
Business combinations	109	298	23	-	430
Divestments and disposals	-386	-1 685	-406	-72	-2 549
Reclassifications	191	1 019	87	-1 117	180
Translation differences for the year	-436	-1 150	-211	-80	-1 877
At 31 December 2006	8 358	24 995	4 342	2 169	39 864
At 1 January 2007	8 358	24 995	4 342	2 169	39 864
Additions	500	1 882	424	2 102	4 908
Business combinations	419	704	117	15	1 255
Divestments and disposals	-238	-1 502	-364	-17	-2 121
Reclassifications	365	1 228	124	-1 591	126
Translation differences for the year	94	297	76	24	491
At 31 December 2007	9 498	27 604	4 719	2 702	44 523
Accumulated depreciation and impairment losses					
At 1 January 2006	3 690	15 733	3 066	-	22 489
Business combinations	24	191	13	-	228
Divestments and disposals	-213	-1 409	-365	-	-1 987
Reclassifications	1	-48	10	-	-37
Depreciation for the year	247	1 862	384	-	2 493
Impairment losses	4	41	7	-	52
Translation differences for the year	-193	-719	-139	-	-1 051
At 31 December 2006	3 560	15 651	2 976	-	22 187
At 1 January 2007	3 560	15 651	2 976	-	22 187
Business combinations	53	113	43	-	209
Divestments and disposals	-148	-1 193	-357	-	-1 698
Reclassifications	-1	13	31	-	43
Depreciation for the year	275	1 926	430	-	2 631
Impairment losses	2	3	-	-	5
Translation differences for the year	38	166	47	-	251
At 31 December 2007	3 779	16 679	3 170	-	23 628
Net book values					
1 January 2006	4 786	9 019	1 390	1 492	16 687
31 December 2006	4 798	9 344	1 366	2 169	17 677
1 January 2007	4 798	9 344	1 366	2 169	17 677
31 December 2007	5 719	10 925	1 549	2 702	20 895

Impairment losses are included in the following lines in the 2007 income statement	Land and buildings	Plant and machinery	Equipment, tools and installations	Total
Impairment losses				
Cost of sales	-2	-3	-	-5

Ratable values	2007	2006
Buildings (in Sweden)	1 059	954
Land (in Sweden)	253	178

Additional information

Items of property plant and equipment for a total of SEK 217 M (205) have been pledged as security for liabilities.

Contractual commitments for the acquisition of property, plant and equipment amount to SEK 110 M (84).

Government grants

The Group received government grants for the acquisition of property, plant and equipment during 2007 for a total of SEK 6 M (15). Grants received have reduced the stated cost by SEK 2 M (4).

NOTE 13. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT – GROUP (cont.)

Impairment tests of goodwill

Goodwill was tested for impairment at balance sheet date 31 December 2007. As appears above, the carrying value of goodwill in the consolidated balance sheet is SEK 8,933 M (5,156), essentially related to a number of more significant business combinations.

	Carrying value	
Goodwill by cash-generating unit	2007	2006
Sandvik Tooling		
Walter Group	1 056	995
Diamond Innovations	674	-
Business area level	719	765
Total	2 449	1 760
Sandvik Mining and Construction		
Exploration	424	404
Extec/Fintec	1 372	-
Business area level	1 834	1 648
Total	3 630	2 052
Sandvik Materials Technology		
Kanthal Group	1 041	996
MedTech	1 498	-
Business area level	81	108
Total	2 620	1 104
Seco Tools and Corporate	234	240
Group total	8 933	5 156

Goodwill is allocated to cash-generating units. The recoverable amount of a cash-generating unit is assessed based on estimates of value in use. These calculations are based on budgets/forecasts covering a five-year period. Cash flows for subsequent years have been extrapolated based on inflation, in no case exceeding 2%. Need of working capital beyond the five-year period is deemed to remain on the same level as in the fifth year. Cash flows have generally been discounted at a pre-tax rate of 10%.

Production and marketing processes of acquired businesses have in most cases been integrated into other Sandvik operations to such an extent that it is no longer possible to identify the cash flows and assets of the acquired businesses. For such reason, the impairment tests were largely made at a higher level although in no case above segment level. This applies chiefly to the Sandvik Mining and Construction operations. The new customer segment Exploration and the newly acquired subsidiaries Extec and Fintec have, however, been individually tested. At present, the activities of Walter, Diamond Innovations, Kanthal and MedTech are also conducted in such a way that it has been possible to separately test goodwill allocated to these acquisitions.

The testing of goodwill at a higher organizational level obviously lessens the probability of identifying an impairment loss. These tests have with large margins supported the carrying values. Nor have the testing of goodwill allocated to the Walter Group, Kanthal and Exploration demonstrated impairment. The sensitivity of the calculations implies that no impairment loss would be identified even if the discount rate were increased by 1 percentage point or if the long-term growth were lowered by 1 percentage point.

Other impairment tests

Capitalized development projects that are not yet available for use have been tested without any impairment being recognized. During 2006, impairment losses of SEK 62 M were recognized.

NOTE 14. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT – PARENT COMPANY

Intangible assets

	Patents and similar rights
Cost	
At 1 January 2006	110
Additions	70
Divestments and disposals	-78
At 31 December 2006	102
At 1 January 2007	102
Additions	7
Divestments and disposals	-10
At 31 December 2007	99
Accumulated amortization	
At 1 January 2006	60
Divestments and disposals	-39
Amortization for the year	30
At 31 December 2006	51
At 1 January 2007	51
Amortization for the year	22
At 31 December 2007	73
Net book value at end of year	26

Amortization for the year is included in the following lines in the income statement	2007	2006
Cost of sales	-	-4
Selling expenses	-14	-11
Administrative expenses	-8	-15
Total	-22	-30

Property, plant and equipment

	Land and buildings	Plant and machinery	Equipment, tools and installations	Construction in progress	Total
Cost					
At 1 January 2006	793	8 163	958	567	10 481
Additions	5	65	34	837	941
Divestments and disposals	-1	-242	-36	-3	-282
Reclassifications	14	375	37	-426	0
At 31 December 2006	811	8 361	993	974	11 139
At 1 January 2007	811	8 361	993	974	11 139
Additions	6	149	24	942	1 121
Divestments and disposals	-2	-126	-38	-	-166
Reclassifications	30	486	48	-564	0
At 31 December 2007	845	8 870	1 027	1 352	12 094
Revaluations					
At 1 January 2006	41	-	-	-	41
At 31 December 2006	41	-	-	-	41
At 1 January 2007	41	-	-	-	41
At 31 December 2007	41	-	-	-	41
Accumulated depreciation					
At 1 January 2006	356	4 620	646	-	5 622
Divestments and disposals	-1	-207	-34	-	-242
Depreciation for the year	24	456	72	-	552
At 31 December 2006	379	4 869	684	-	5 932
At 1 January 2007	379	4 869	684	-	5 932
Divestments and disposals	-1	-104	-34	-	-139
Depreciation for the year	24	481	72	-	577
At 31 December 2007	402	5 246	722	-	6 370
Net book values					
1 January 2006	478	3 543	312	567	4 900
31 December 2006	473	3 492	309	974	5 248
1 January 2007	473	3 492	309	974	5 248
31 December 2007	484	3 624	305	1 352	5 765

Ratable values – Parent Company	2007	2006
Buildings (in Sweden)	280	221
Land (in Sweden)	82	46

NOTE 15. SHARES IN GROUP COMPANIES

	Parent Company	
Shares in Group Companies	2007	2006
Cost		
At beginning of year	12 123	10 921
Additions	1 888	1 230
Capital contributions	148	-
Divestments	-8	-28
	14 151	12 123
Accumulated impairment losses		
At beginning of year	-400	-400
Impairment losses reversed during the year	11	-
	-389	-400
Net book value at end of year	13 762	11 723

Impairment losses are included in the income statement line "Income from shares in Group Companies".

Sandvik AB's holdings of shares and participations in subsidiaries
Direct holdings

		2007			2006		
According to balance sheet at 31 December; company, domicile	Corp. Reg. number	No. of shares	Holding % 2)	Book value SEK 000's	No. of shares	Holding % 2)	Book value SEK 000's
SWEDEN							
C.O. Öberg & Co:s AB, Sandviken	556112-1186	2 000	100	0	2 000	100	0
Dropler High Tech AB, Sandviken	556332-0380	1 000	100	119	1 000	100	119
Elasis Svenska AB, Sandviken	556307-8947	100 000	100	110	100 000	100	110
Förvaltningsbolaget Predio 4 KB, Sandviken	916624-2181	-	0 3)	0	-	0 3)	0
Gusab Holding AB, Sandviken	556001-9290	1 831 319	100	53 474	1 831 319	100	53 474
Gusab Stainless AB, Mjölby	556012-1138	200 000	100	33 212	200 000	100	33 020
Industri AB Skomab, Sandviken	556008-8345	2 000	100	100 050	2 000	100	100 050
Malcus AB, Sandviken	556350-7903	1 000	100	100	1 000	100	100
Rammer Svenska AB, Sandviken	556249-4004	3000	100	851	3000	100	851
Tamrock Svenska AB, Sandviken	556189-1085	100	100	123	100	100	123
AB Sandvik Antenn, Sandviken	556350-7895	1 000	100	100	1 000	100	100
AB Sandvik Automation, Sandviken	556052-4315	1 000	100	50	1 000	100	50
AB Sandvik Belts, Sandviken	556041-9680	25 000	100	2 500	25 000	100	2 500
AB Sandvik Bruket, Sandviken	556028-5784	13 500	100	1 698	13 500	100	1 698
AB Sandvik Calamo, Molkom	556190-2569	50 000	100	5 000	50 000	100	5 000
AB Sandvik Communication, Sandviken	556257-5752	1 000	100	120	1 000	100	120
AB Sandvik Construction Segment, Malmö 1)	556659-6952	1 000	100	100	1 000	100	100
AB Sandvik Coromant, Sandviken 1)	556234-6865	1000	100	50	1000	100	50
Sandvik Coromant Sverige AB, Stockholm 1)	556350-7846	1 000	100	100	1 000	100	100
Sandvik Export Assistance AB, Sandviken	556061-3746	80 000	100	0	80 000	100	0
AB Sandvik Falken, Sandviken	556330-7791	1 000	100	120	1 000	100	120
Sandvik Far East Ltd. AB, Sandviken	556043-7781	10 000	100	10 000	10 000	100	10 000
Sandvik Försäkrings AB, Sandviken	516401-6742	15 000	100	15 000	15 000	100	15 000
AB Sandvik Hard Materials, Stockholm 1)	556234-6857	1 000	100	50	1 000	100	50
Sandvik Hard Materials Norden AB, Stockholm	556069-1619	1 000	100	50	1 000	100	50
Gimo Utbildningsaktiebolag, Gimo	556061-4041	1 000	91	2 591	1 000	100	100
Sandvik Information Technology AB, Sandviken 1)	556235-3838	1 000	100	50	1 000	100	50
Sandvik Intellectual Property AB, Sandviken	556288-9401	1 000 000	100	3 499 950	1 000 000	100	3 499 950
AB Sandvik International, Sandviken 1)	556147-2977	1 000	100	50	1 000	100	50
AB Sandvik Klangberget, Sandviken	556135-6857	1 000	100	100	1 000	100	100
AB Sandvik Materials Technology, Sandviken 1)	556234-6832	1 000	100	50	1 000	100	50
Sandvik Mining and Construction AB, Sandviken 1)	556664-9983	1 000	100	100	1 000	100	100
Sandvik Mining and Construction Sverige AB, Sandviken 1)	556288-9443	1 000	100	50	1 000	100	50
Sandvik Mining and Construction Tools AB, Sandviken 1)	556234-7343	1 000	100	50	1 000	100	50
Sandvik Nora AB, Nora	556075-0506	80 000	100	135 000	80 000	100	135 000
Sandvik Powdermet AB, Surahammar	556032-6760	600	100	119 554	600	100	104 190
AB Sandvik Process Systems, Sandviken 1)	556312-2992	1 000	100	100	1 000	100	100
AB Sandvik Rock Tools, Sandviken	556081-4328	1 000	100	50	1 000	100	50
Sandvik Rotary Tools AB, Köping	556191-8920	101 000	100	150 177	101 000	100	150 177
AB Sandvik Service, Sandviken	556234-8010	1 000	100	50	1 000	100	50
AB Sandvik Skogsfastigheter, Sandviken	556579-5464	1 000	100	100	1 000	100	100
AB Sandvik Steel Investment, Sandviken	556350-7853	1 000	100	100	1 000	100	100
Sandvik Stål Försäljnings AB, Stockholm 1)	556251-5386	1 000	100	50	1 000	100	50
Sandvik Systems Development AB, Sandviken 1)	556407-4184	1 000	100	100	1 000	100	100
Sandvik Tooling AB, Sandviken 1)	556692-0038	1 000	100	100	1 000	100	100
Sandvik Tooling Sverige AB, Sandviken 1)	556692-0053	1 000	100	100	1 000	100	100
AB Sandvik Tranan, Sandviken	556330-7817	1 000	100	9 088	1 000	100	1 939
Sandvik Utbildnings AB, Sandviken	556304-8791	910	91	91	910	91	91
AB Sandvik Vallhoven, Sandviken	556272-9680	6 840	100	1 800	6 840	100	1 800
Sandvik Västanbyn AB, Sandviken	556590-8075	1 000	100	100	1 000	100	100
AB Sandvik Västberga Service, Stockholm	556356-6933	1 000	100	100	1 000	100	100
Sandvik Örebro AB, Sandviken	556232-7949	10 000	100	167	10 000	100	167
AB Sandvik Örnen, Sandviken	556330-7783	1 000	100	120	1 000	100	120
Sandvikens Brukspersonals Byggnadsförening upa, Sandviken	785500-1686	-	100	0	-	100	0
Scandinavian Handtools AB, Sandviken	556093-5875	1 000	100	50	1 000	100	50
Steebide International AB, Sandviken	556048-3405	15 000	100	1 000	15 000	100	1 000
Tooling Support Halmstad AB, Halmstad	556240-8210	80 000	100	25 145	80 000	100	25 145
AB Trellbo, Sandviken	556251-6780	1 000	100	120	1 000	100	120
Walter Norden AB, under bildande, Halmstad				100			
Sandvik Materials Technology EMEA AB, Stockholm	556734-2026	1 000	100	100			

Sandvik AB's holdings of shares and participations in subsidiaries
Direct holdings

According to the balance sheet at 31 December; company, domicile		2007 No. of shares	2007 Holding % [2]	2007 Book value SEK 000's	2006 No. of shares	2006 Holding % [2]	2006 Book value SEK 000's
AUSTRALIA	Sandvik Australia Pty. Ltd.	-	6 [3,4]	1 202 442	-	6 [3,4]	1 202 442
	Sandvik Australian Ltd. Partnership	-	99	-	-	99	-
BRAZIL	Dormer Tools S.A.	2 137 623 140	100	200 000	2 137 623 140	100	200 000
	Sandvik do Brasil S.A.	1 894 797 190	100	46 072	1 894 797 190	100	46 072
BULGARIA	Sandvik Bulgaria Ltd.	-	100	0	-	100	0
CHINA	Sandvik China Holding Co Ltd.	-	100	327 915	-	100	182 725
	Sandvik China Ltd.	-	100	190 666	-	100	190 666
	Sandvik International Trading (Shanghai) Co. Ltd.	-	100	17 466	-	100	17 466
	Sandvik Mining and Construction (China) Ltd.	-	100	44 468	-	100	44 468
	Sandvik Process Systems (Shanghai) Ltd.	-	100	6 809	-	100	4 309
	Sandvik Materials Technology (China) Ltd.	-	44	66 870			
CZECH REPUBLIC	Sandvik CZ s.r.o.	-	100	0	-	100	0
GERMANY	Sandvik GmbH	-	1 [3]	1 486	-	1 [3]	1 486
	Sandvik Holding GmbH	-	1 [3]	367	-	1 [3]	367
GREECE	Sandvik A.E. Tools and Materials	5 529	100	1 567	5 529	100	1 567
HUNGARY	Sandvik Magyarorszag Kft.	-	100	3 258	-	100	3 258
INDIA	Sandvik Asia Ltd.	16 030 246	27 [5]	277 028	16 030 246	27 [5]	277 028
IRELAND	Sandvik Mining and Construction Logistics Ltd.	100	100	5 508	100	100	5 508
ITALY	Sandvik Sorting Systems S.p.A.	-	-	-	28 571	10 [3]	8 329
JAPAN	Sandvik K.K.	2 600 000	100	224 701	2 600 000	100	224 701
KENYA	Sandvik Kenya Ltd.	35 000	96	0	35 000	96	0
KOREA	Sandvik Korea Ltd.	752 730	100	46 856	752 730	100	46 856
MALI	Sandvik Mining and Construction Mali	25 000	100	3 462			
MEXICO	Sandvik Méxicana S.A. de C.V.	406 642 873	90 [3]	71 000	406 642 873	90 [3]	71 000
MONGOLIA	Sandvik Mongolia LLC.	400 000	100	2 682			
MOROCCO	Sandvik Maroc SARL	940	94	0	940	94	0
NETHERLANDS	Sandvik Finance B.V.	18 786	100	4 923 930	18 786	100	4 923 930
PERU	Sandvik del Perú S.A.	6 562 795	100	26 025	6 562 795	100	26 025
POLAND	Sandvik Baildonit S.A.	-	100	-	148 100	100	93 140
	Sandvik Polska Sp. z.o.o.	3 211	100	93 197	3 211	100	57
SLOVAKIA	Sandvik Slovakia s.r.o.	-	100	1 238	-	100	1 238
SWITZERLAND	Sanfinanz AG	1 000	100	735	1 000	100	0
TURKEY	Sandvik Endüstriyel Mamüller Sanayi ve Ticaret A.S.	125 154 588	100	3 200	125 154 588	100	3 200
UK	Inhoco 3367 Ltd.	97 001	100	861 486			
	Sandvik Medical Solutions Ltd.	1 320 714	100	938 385			
ZIMBABWE	Sandvik Mining and Construction Zimbabwe (Pty) Ltd.	233 677	100	3 269	233 677	100	3 269
				13 761 518			11 723 141

1) Subsidiaries conducting business on behalf of the Parent Company.
2) Refers to voting rights, which also equals share of capital unless otherwise indicated.
3) Remaining shares are held by other Group companies.
4) Share of capital 33%.
5) Shares up to an ownership interest of 97% are held by other Group companies.

Sandvik AB's holdings of shares and participations in subsidiaries
Indirect holdings in operating Group companies

Group holding, %		2007 [1]	2006 [1]
SWEDEN	Kanthal AB	100	100
	Roxon AB	100	100
	Sandvik Invest AB	100	100
	Sandvik SRP AB	100	100
	Sandvik SRP (Arbrå) AB	100	100
	Sandvik Treasury AB	100	100
	Seco Tools AB	60 [2]	60
ALGERIA	Sandvik Mining and Construction Algerie SpA	100	100
ARGENTINA	Sandvik Argentina S.A.	100	100
	Walter Argentina S.A.	100	-
AUSTRALIA	Hydramatic Engineering Pty. Ltd.	100	-
	Sandvik Australia Pty. Ltd.	100	100
	Sandvik Shark Pty. Ltd.	100	-
	Sandvik Mining and Construction Perth Pty. Ltd.	100	100
	Sandvik Mining and Construction Adelaide Pty. Ltd.	100	100
	Sandvik Mining and Construction Pty. Ltd. Australia	100	100
	Sandvik RC Tools Australia Pty. Ltd.	100	100
	Sandvik Rotary Tools Australia Pty. Ltd.	100	100
	Walter Australia Pty. Ltd.	100	100
	Sandvik Mining and Construction Tomago Pty. Ltd.	100	100
AUSTRIA	Montanwerke Walter Ges.m.b.H.	100	100
	Sandvik BPI Bohrtechnik GmbH & Co. KG	100	100
	Sandvik in Austria Ges.m.b.H.	100	100
	Sandvik Mining and Construction GmbH	100	100
	Sandvik Mining and Construction Materials Handling GmbH & Co. KG	100	100
BELGIUM	Walter Benelux N.V./S.A.	100	100
BRAZIL	Diamond Innovations Brasil Comércio E Importação Ltda.	100	-
	Sandvik MGS S.A.	51	51

Sandvik AB's holdings of shares and participations in subsidiaries

Indirect holdings in operating Group companies

Group holding, %		2007 [1]	2006 [1]
	Sandvik Mining and Construction do Brasil SA	100	100
	Walter do Brasil Ltda.	100	100
CANADA	Dormer Tools Inc.	100	100
	Sandvik Canada Inc.	100	100
	Sandvik Mining and Construction Canada Inc.	100	100
	Sandvik Rock Tools Inc.	100	100
	Valenite-Modco Ltd.	100	100
CHILE	Sandvik Chile S.A.	100	100
	Sandvik Exploration Equipment	100	100
CHINA	Sandvik Hard Materials (Wuxi) Co. Ltd.	100	100
	Sandvik Round Tools Production Co. Ltd.	100	100
	Sandvik Sales and Trade (Shanghai) Ltd.	100	100
	Sandvik (Qingdao) Ltd.	100	100
	Walter Wuxi Co. Ltd.	100	100
CROATIA	Sandvik, za trgovinu d.o.o.	100	100
CZECH REPUBLIC	Sandvik Chomutov Precision Tubes s.r.o.	100	100
	Walter CZ s.r.o.	100	100
DENMARK	Sandvik A/S	100	100
FINLAND	Sandvik Mining and Construction Hollola Oy	100	100
	Sandvik Mining and Construction Finland Corp.	100	100
	Sandvik Mining and Construction Oy	100	100
FRANCE	Gunther Tools S.A.S.	100	100
	Safety Production S.A.S.	100	100
	Safety S.A.S.	100	100
	Sandvik CFBK S.A.S.	100	100
	Sandvik Hard Materials France	100	100
	Sandvik Mining and Construction Lyon S.A.S.	100	100
	Sandvik S.A.S.	100	100
	Sandvik Mining and Construction France S.A.S.	100	100
	Sandvik Tobler S.A.S.	100	100
	Walter France Eurl	100	100
GERMANY	ARO Hydramatic Europe GmbH	100	-
	Gurtec GmbH	100	100
	Günther & Co. GmbH	100	100
	J&M Mining Supply GmbH	100	100
	Prototyp-Werke GmbH	100	100
	Sandvik GmbH	100	100
	Safety Deutschland GmbH	100	100
	Sandvik Customer Financing Europe GmbH	100	100
	Sandvik Mining and Construction Central Europe GmbH	100	100
	TDM Systems GmbH	75	75
	Walter AG	100	100
	Walter Deutschland GmbH	100	100
	Werner Schmitt PKD-Werkzeug AG	100	100
GHANA	Sandvik Mining and Construction Ghana Ltd.	100	100
HONG KONG	Kanthal Electroheat Hk Ltd.	100	100
	Sandvik Hong Kong Ltd.	100	100
HUNGARY	Walter Hungaria Kft.	100	100
INDIA	Sandvik Mining and Construction Tools India Ltd.	97	97
	Walter Tools India Pvt. Ltd.	100	100
INDONESIA	PT Sandvik Indonesia	100	100
	PT Sandvik Mining and Construction Indonesia	100	100
	PT Sandvik SMC	100	100
IRELAND	Diamond Innovations International Sales	100	-
	Sandvik Ireland Ltd.	100	100
ITALY	Dormer Italia S.p.A.	100	100
	Impero S.p.A.	100	100
	Sandvik Italia S.R.L.	100	100
	SSC Holding Italia S.R.L.	100	-
	Walter Italia S.R.L.	100	100
JAPAN	Sandvik Mining and Construction Japan K.K.	100	100
	Sandvik Tooling Supply Japan K.K.	100	-
KAZAKHSTAN	Tamservice Ltd.	100	100
KOREA	Sandvik SuhJun Ltd.	70	70
	Walter Korea Ltd.	100	100
MALAYSIA	Sandvik Malaysia Sdn. Bhd.	100	100
	Sandvik Malaysia Wood Technology Sdn. Bhd.	100	100
	Sandvik Mining and Construction (Malaysia) Sdn. Bhd.	100	100
	Walter Malaysia Sdn Bhd	100	-
MEXICO	Sandvik Medical Solutions S.A. de C.V.	100	-
	Sandvik de México S.A. de C.V.	100	100
	Sandvik Mining and Construction de México S.A. de C.V.	100	100
	Valenite de Mexico S.A. de C.V.	100	100
	Walter Tools S.A. de C.V.	100	100
NETHERLANDS	Sandvik Benelux B.V.	100	100
	Sandvik DC Venlo B.V.	100	100
	Sandvik Intellectual Property B.V.	100	100

Group holding, %		2007 [1]	2006 [1]
NEW ZEALAND	Sandvik New Zealand Ltd.	100	100
	Walter New Zealand Ltd.	100	100
NIGERIA	Sandvik Mining and Construction Nigeria Ltd.	100	100
NORWAY	Sandvik Gram A/S	100	100
	Sandvik Norge A/S	100	100
	Sandvik Tamrock A/S	100	100
PERU	Sandvik del Peru S.A.	100	100
PHILIPPINES	Sandvik Philippines Inc.	100	100
	Sandvik Tamrock (Philippines) Inc.	100	100
POLAND	Walter Polska Sp. z.o.o.	100	100
	Sandvik Mining and Construction Sp. z.o.o.	100	100
ROMANIA	Sandvik SRL	100	100
RUSSIA	LLC Sandvik	100	100
	OOO Walter	100	-
	Sandvik Mining and Construction CIS LLC	100	100
	Sandvik-MKTC OAO	98	98
SERBIA-MONTENEGRO	Sandvik Serbia/Montenegro d.o.o.	100	100
SINGAPORE	Kanthal Electroheat (SEA) Pte. Ltd.	100	100
	Sandvik Mining and Construction S.E. Asia Pte. Ltd.	100	100
	Sandvik South East Asia Pte. Ltd.	100	100
	Walter AG Singapore Pte. Ltd.	100	100
SLOVENIA	Sandvik d.o.o.	100	100
SOUTH AFRICA	ARO Mining (Pty) Ltd.	100	-
	Sandvik Mining and Construction RSA (Pty) Ltd.	100	100
	Sandvik (Pty) Ltd.	100	100
	Sandvik Mining and Construction Delmas (Pty) Ltd.	100	100
	SDS Mining Supplies (Africa) Pty. Ltd.	100	100
SPAIN	Sandvik Española S.A.	100	100
	Walter Tools Iberica S.A.U.	100	100
SWITZERLAND	Sandvik AG	100	100
	Sansafe AG	100	100
	Santrade Ltd.	100	100
	Walter (Schweiz) AG	100	100
TAIWAN	Sandvik Hard Materials Taiwan Pty. Ltd.	100	100
	Sandvik Taiwan Ltd.	100	100
	Walter Taiwan Ltd.	100	100
TANZANIA	Sandvik Mining and Construction Tanzania Ltd.	100	100
THAILAND	Sandvik Thailand Ltd.	100	100
	Walter (Thailand) Co. Ltd.	100	100
UK	Dormer Tools Ltd.	100	100
	Dormer Tools (Sheffield) Ltd.	100	100
	Extec Screens and Crushers Ltd.	100	-
	Fintec Crushing and Screening Ltd.	100	-
	Kanthal Ltd.	100	100
	Prototyp UK Ltd.	100	100
	Safety Cutting Tools UK Ltd.	100	100
	Sandvik Ltd.	100	100
	Sandvik Medical Solutions Ltd.	100	
	Sandvik Mining and Construction Ltd.	100	100
	Sandvik Osprey Ltd.	100	100
	Walter GB Ltd.	100	100
UKRAINA	Sandvik Ukraine	100	100
US	Diamond Innovations Inc.	100	-
	Diamond Innovations International Inc.	100	-
	Extec Inc.	100	-
	Kanthal Corp.	100	100
	MRL Industries Inc.	100	100
	Pennsylvania Extruded Tube Co.	70	70
	Precision Twist Drill Co.	100	100
	Sandvik Inc.	100	100
	Sandvik Medical Solutions Alabama LLC	100	-
	Sandvik Medical Solutions Connecticut	100	-
	Sandvik Medical Solutions Oregon Inc.	100	-
	Sandvik Mining and Construction USA LLC	100	100
	Sandvik Process Systems LLC	100	100
	Sandvik Special Metals LLC	100	100
	Sandvik Customer Finance LLC	100	100
	TDM Systems Inc.	100	100
	Valenite LLC	100	100
	Walter USA Inc.	100	100
ZAMBIA	Sandvik Mining and Construction Zambia Ltd.	100	100

1) Unless otherwise stated, ownership percentage pertains to the share of capital, which also corresponds to share of voting rights.
2) Share of voting rights 89% (89).

NOTE 16. INVESTMENTS IN ASSOCIATED COMPANIES

Group	2007	2006
Accumulated share of equity		
At beginning of year	543	484
Acquisitions	6	-
Divestments	-234	-7
Share of profits for the year	119	136
Less dividend received	-85	-66
Translation differences during the year	-1	-4
At end of year	348	543

Summarized financial information of associated companies, and the Group's share

2007	Country	Revenue	Profit	Assets	Liabilities	Equity	Group's share, %
Owned directly by Sandvik AB							
Balzer Sandvik Coating AB	Sweden	102	20	59	20	39	49.00
Owned indirectly by Sandvik AB							
Caterpillar Impact Products Ltd.	UK	479	91	123	75	48	40.00
Eimco Elecon	India	157	14	223	71	152	25.10
Fagersta Stainless AB	Sweden	2 540	52	1 050	528	522	50.00
Bellataire LLC	US	62	-8	150	96	54	50.00
Associates owned by Seco Tools		78	4	48	30	18	

2006	Country	Revenue	Profit	Assets	Liabilities	Equity	Group's share, %
Owned directly by Sandvik AB							
Balzer Sandvik Coating AB	Sweden	66	4	40	13	27	49.00
Owned indirectly by Sandvik AB							
AvestaPolarit Stainless Tube AB[1]	Sweden	3 531	246	3 159	1 765	1 394	11.65
Caterpillar Impact Products Ltd.	UK	439	81	215	95	120	40.00
Eimco Elecon	India	147	13	242	107	135	25.10
Fagersta Stainless AB	Sweden	1 693	153	1 193	675	518	50.00
Fintec Crushing & Screening Ltd.	UK	388	21	218	166	52	49.10
Associates owned by Seco Tools		25	1	13	6	7	

1) Sandvik's representation on the Board of Directors constituted significant influence during the holding period.

Additional information

The reporting date of the financial statements of Eimco Elecon is 31 March 2007. Dividend paid in 2007 is included in reported results. No financial reports as of a later date have been obtainable. Other associated companies are included with a time lag of one month. On 31 May 2007, Fintec Crushing & Screening Ltd. became a wholly-owned subsidiary.

Parent Company's shares in associated companies

	2007	2006
Cost		
At beginning of year	4	8
Divestments	-	-4
At end of year	4	4

	Corp. Reg. No.	Share of capital and voting rights, %	Carrying value, SEK M
2007			
Balzer Sandvik Coating AB, Stockholm	556098-1333	49	4
2006			
Balzer Sandvik Coating AB, Stockholm	556098-1333	49	4

NOTE 17. OTHER FINANCIAL ASSETS

Group	2007	2006
Non-current financial investments		
Available-for-sale investments		
Shares and participations	79	89
Total	79	89

Additional information

It has not been possible to measure the fair value of these shares and participations reliably and these assets are, therefore, measured at cost.

NOTE 18. NON-CURRENT RECEIVABLES AND OTHER CURRENT RECEIVABLES

Group	2007	2006
Non-current receivables		
Funded pension plans	1 035	894
Other noninterest-bearing receivables	525	352
Other interest-bearing receivables	469	437
Total	2 029	1 683
Other current receivables		
Derivatives held as investments	29	-
Derivatives designated as hedging instruments	571	371
Due from customers for contract work	1 129	747
Other noninterest-bearing receivables	1 919	1 533
Other interest-bearing receivables	280	549
Advances to suppliers	251	165
Total	4 179	3 365

Parent Company	2007	2006
Non-current receivables		
Other noninterest-bearing receivables	20	23
Total	20	23
Other current receivables		
Derivatives	103	27
Other noninterest-bearing receivables	407	148
Other interest-bearing receivables	8	281
Total	518	456

	Group	
Construction contracts	2007	2006
Contract costs incurred and recognized profits (less recognized losses)	6 622	4 513
Advances received	770	882
Amounts retained by customers	0	6
Gross amount due from customers	1 129	747
Gross amount due to customers	414	134

NOTE 19. INVENTORIES

	Group		Parent Company	
	2007	2006	2007	2006
Raw materials and consumables	6 964	5 690	3 639	2 227
Work in progress	5 157	4 093	1 873	1 376
Finished goods	13 180	8 955	730	996
Total	25 301	18 738	6 242	4 599

Cost of sales of the Group includes write-downs of inventories of SEK 281 M (247) while cost of sales of the Parent Company includes write-downs of SEK 113 M (78). There were no significant reversals of write-downs during 2007 and 2006.

NOTE 20. CAPITAL AND RESERVES

Group

Details of reserves	2007	2006
Translation reserve		
At beginning of year	-512	1 272
Translation differences during the year	800	-1 784
At end of year	288	-512
Hedging reserve		
At beginning of year	0	-88
Cash flow hedges reported in equity	80	88
At end of year	80	0
Total reserves		
Reserves at beginning of year	-512	1 184
Changes in reserves:		
Translation reserve	800	-1 784
Hedging reserve	80	88
Reserves at end of year	368	-512

Other paid-in capital

Relates to payments made by owners and includes share premium reserve transferred to the legal reserve at 31 December 2005. Any share premium as from 1 January 2006 and onwards is also reported as other paid-in capital.

Reserves

Translation reserve

The translation reserve comprises all foreign exchange differences arising on the translation of the financial statements of foreign operations stated in a currency different from the Group's presentation currency. The Parent Company's and the Group's presentation currency is Swedish kronor (SEK).

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash-flow hedging instruments related to hedged transactions that have not yet occurred.

Retained earnings including profit for the year

Retained earnings including profit for the year comprises the earned profits of the Parent Company and its subsidiaries and associated companies.

Managing of capital

Sandvik's long-term financial objectives

Based on Sandvik's strong development over the last few years and assessments of the Company's strength and of how it is positioned for the future, the Board of Directors in early 2007 published revised long-term overall financial objectives for the Group.

	2007	2006
Organic growth	8%	6%
Return on capital employed	25%	20%
Debt/Equity ratio	0.7–1.0	<0.7
Dividend payout percentage	≥50%	≥50%

Sandvik's overall financial objectives are based on the Group's position as world leading within its various product areas, a strong global presence, strong research and development efforts, and effective production and logistics.

Sandvik's organic growth goal is 8% per year to be compared with the underlying average growth of the market of 4–6% within Sandvik's fields of activities. The higher goal is based on:

- Increased market shares in existing as well as new markets
- New products
- New application areas with great growth potentials.

Equity

Equity is defined to include total shareholders' equity and minority interest.

	2007	2006
Equity		
Share capital	1 424	1 424
Other paid-in capital	1 057	1 057
Reserves	368	-512
Retained earnings including profit for the year	25 765	24 177
Equity attributable to equity holders of the parent	28 614	26 146
Minority interest	1 209	1 052
Total equity	29 823	27 198

The Board of Directors has proposed to the Annual General Meeting of Shareholders a dividend of SEK 4.00 per share. Over the last five years, quite half of the earnings per share has been distributed as ordinary dividend. Thus, slightly more than half of the annual earnings per share has been distributed as ordinary dividends. In addition to the dividend paid in 2007, an additional amount of SEK 3,559 M (SEK 3 per share) was distributed to the shareholders in the form of a share redemption proceeding.

No changes were made to the processes for managing capital during the year.

Neither the Parent Company, nor any of its subsidiaries have to comply with externally imposed capital requirements.

NOTE 20. CAPITAL AND RESERVES (cont.)

Parent Company

Share capital
According to the Articles of Association of Sandvik AB, the share capital shall amount to a minimum of SEK 700,000,000 and a maximum of SEK 2,800,000,000. All issued shares are fully paid, have the same voting rights and are equally entitled to the Company's assets.

Share capital during the last two years has changed as follows:

	No. of shares	SEK/share	Share capital SEK
Share capital at 31 December 2005	237 257 435	6.00	1 423 544 610
Share split at 8 June 2006, 5:1	949 029 740	-	-
Share capital at 31 December 2006	1 186 287 175	1.20	1 423 544 610
Share split at 22 May 2007, 2:1	1 186 287 175	-	-
Stock dividend 14 June 2007	-	0.60	711 772 305
Redemption of shares, 20 June 2007	-1 186 287 175	-0.60	-711 772 305
Share capital 31 December 2007	1 186 287 175	1.20	1 423 544 610

During 2007, a redemption proceeding was effected involving a splitting of every existing share into two shares. Of these two shares, one share was automatically redeemed for SEK 3.00 per share. The Company's equity thereby was reduced by SEK 3,559 M, SEK 712 M of which related to the share capital. By way of a stock dividend, the share capital was restored.

A dividend is in accordance with the stipulations in the Swedish Companies' Act proposed by the Board of Directors and shall be approved at the Annual Meeting of Shareholders. The proposed not yet resolved dividend for 2007 is estimated to amount to SEK 4,745 M (SEK 4.00 per share). This amount is not reported as a liability.

No shares have been reserved for transfer under options or other agreements.

The Sandvik share is officially listed only on the Stockholm Stock Exchange. Shares can also be traded in the US in the form of ADRs (American Depositary Receipts).

Undistributable reserves
Undistributable reserves may not be paid to the shareholders in the form of dividends.

Legal reserve
The purpose of the legal reserve has been to tie up part of the profits unless needed to cover an accumulated deficit. The legal reserve amount includes amounts that before 1 January 2006 were included in the share premium reserve.

Distributable reserves
Retained earnings
Retained earnings comprise the distributable reserves reported in the prior year less any dividend declared. The total of such profits brought forward and the profit for the year constitute the total distributable reserves, that is the maximum amount available for distribution to the shareholders.

NOTE 21. PARENT COMPANY'S ACCELERATED DEPRECIATION

	Land and buildings	Plant and machinery	Equipment, tools and installations	Patents and similar rights	Total
Balance at 1 January 2006	1	2 075	182	29	2 287
Accelerated depreciation for the year	0	127	13	3	143
Balance at 31 December 2006	1	2 202	195	32	2 430
Balance at 1 January 2007	1	2 202	195	32	2 430
Accelerated depreciation for the year	-1	-2 202	-195	-32	-2 430
Balance at 31 December 2007	-	-	-	-	-

NOTE 22. PARENT COMPANY'S OTHER UNTAXED RESERVES

	2007	2006
Tax allocation reserves		
Appropriated at 2002 tax assessment	-	435
Appropriated at 2004 tax assessment	-	204
Balance at 31 December	-	639
Other untaxed reserves	19	15
Total other untaxed reserves	19	654

NOTE 23. PROVISIONS FOR PENSION AND OTHER LONG-TERM POST-EMPLOYMENT BENEFITS

Sandvik provides direct pension solutions and otherwise participates in a number of defined benefit, defined contribition and other plans for long-term post-employment benefits to employees throughout the group. The plans are structured in accordance with local regulations and local practice. In recent years, Sandvik has to the extent possible sought defined contribution solutions and to an ever increasing extent the total pension expense is made up by the costs for such plans. In principle, the plans cover all employees. The Group's most significant pension arrangements are described below.

Sweden

Workers are covered by the SAF/LO Plan which is a multiemployer colletively bargained defined contribution pension plan common for several industry sectors. Salaried employees are covered by the ITP Plan, which is also a multiemployer collectively bargained pension plan for several industry sectors. The ITP Plan was recently renegotiated and, as from October 2007, newly hired white-collar employees are offered the defined contribution solution that the Confederation of Swedish Enterprise and the Negotiation Cartel for Salaried Employees in the Private Business Sector agreed on (ITP 1). Earlier hired employees remain in the old ITP Plan. The old-age pension obligation under the old plan is of the defined benefit kind and Sandvik mainly provides for this pension under the so-called FPG/PRI system. However, the commitment for family pension, also classified as a defined benefit plan, is insured with Alecta. Sufficient information to use defined benefit accounting for this plan has not been available but these pension benefits insured with Alecta are accounted for as if the plan were a defined contribution plan. At the end of 2007, Alecta reports a plan surplus of 152% (143). Such surplus reflects the fair value of Alecta's plan assets as a percentage of plan commitments, then measured in accordance with Alecta's actuarial assumptions which are different from those under IAS 19. Alecta's surplus may be distributed to the members of the plan and/or to the plan participants.

The Parent Company in addition has made supplementary defined benefit pension commitments to a limited number of Executive Group Management members.

At 31 December 2007, the defined benefit obligation amounted to SEK 1,900 M (1,694). The fair value of the plan assets held by the Sandvik Pension Foundation in Sweden was SEK 1,895 M (1,863).

The increase in the present value of the pension obligations is partly caused by new demographic assumptions laid down by the Financial Supervisory Authority in 2007 involving, among other things, an increase in the expected length of life after reaching pension age.

US

The major part of the employees of the Group's US subsidiaries have been entitled to participate in the defined benefit pension plans sponsored by their respective employer. As from 1 January 2007, these commitments have been renegotiated meaning that newly hired staff will henceforth be offered a defined contribution solution. The defined benefit plans were closed for new entrants.

In the US part of the Group, there are also commitments for post-retirement medical benefits.

At 31 December 2007, the present value of remaining defined benefit pension obligations amounted to SEK 2,448 M (2,460). The fair value of plan assets was SEK 2,028 M (1,908).

UK

Sandvik guarantees a number of defined benefit pension plans in the UK. These plans are funded through trusts, which provide pension benefits based on a participant's salary when reaching pension age and length of service. All defined benefit plans were closed for new entrants in September 2006. Newly hired employees since then are being offered to participate in a defined contribution plan.

At 31 December 2007, the present value of remaining defined benefit pension obligations amounted to SEK 4,441 M (4,547) and the fair value of plan assets was SEK 3,776 M (3,680).

Finland

In Finland, Sandvik sponsors a funded defined benefit pension plan. The benefits offered include an old-age pension and disability pension. In addition to the benefits guaranteed by the Finnish subsidiary, there is also a defined contribution pension component.

At 31 December 2007, the present value of the defined benefit pension obligations was SEK 2,077 M (1,805). The fair value of the plan assets held by the related Finnish pension foundation was SEK 2,466 M (2,223).

Other

The present value of other defined benefit pension obligations of Group companies was SEK 3,223 M (2,911). The fair value of related plan assets was SEK 1,066 (743).

The total cost for the more significant defined benefit pension plans is presented below:

Pension cost	2007	2006
Current service cost	-407	-397
Interest cost	-658	-605
Expected return on plan assets	638	582
Amortization of unrecognized gains and losses	-5	-15
Prior service costs	-1	-
Employee contributions	47	42
Gains (losses) on settlements	23	-6
Total defined benefit pension cost	-363	-399

Total pension costs for defined contribution and defined benefit plans were as follows:

Defined contribution and defined benefit plans	2007	2006
Defined contribution plans	-1 029	-820
Defined benefit plans	-363	-399
Total pension cost	-1 392	-1 219

The cost for defined contribution plans includes also plans reported in accordance with local regulations and the cost for the defined benefit commitments insured with Alecta described to the left.

Actual return on plan assets during 2007 was SEK 607 M (814).

Pension costs are included in the income statement lines cost of sales, selling expenses, administrative expenses, research and development costs, and financial expense. Financial expense includes a portion, SEK 170 M (164), of the interest cost above that pertains to deficits in pension plans.

If the fair value of plan assets for a certain pension plan exceeds the present value of the obligation, an asset is recognized considering the restrictions described in the "Significant accounting principles" section above. The amounts recognized in the balance sheet are distributed between non-current financial receivables and provisions as follows:

Provision for pensions	2007	2006
Funded plans reported as non-current receivables	1 035	894
Pension plans reported as provisions for pensions	-3 100	-3 180
Provisions for pensions, net	-2 065	-2 286

Actuarial gains and losses for a specific plan are recognized over the expected average remaining working lives of the employees participating in the plan to the extent that the total gain or loss exceeds the greater of 10% of he present value of the obligations or 10% of the fair value of any plan assets.

A summary of the reported net obligation for the most significant plans for defined benefit pensions and medical benefits follows:

Net obligation	2007	2006
Wholly or partly funded plans		
Present value of defined benefit obligations	-11 758	-11 164
Fair value of plan assets	11 231	10 417
Net liability, funded plans	-527	-747
Unfunded plans		
Present value of defined benefit obligations	-2 331	-2 253
Unrecognized past service costs	32	-
Unrecognized actuarial losses (+) and gains (-), net	932	856
Pension liability for plans reported in accordance with IAS 19	-1 894	-2 144
Pension liability for plans reported in accordance with local regulations	-171	-142
Provisions for pensions/medical benefits, net	-2 065	-2 286

Composition of plan assets, %	2007	2006
Shares and equity based securities	38	41
Interest-bearing securities	48	46
Other	14	13
Total	100	100

The fair value of plan assets at 31 December 2007 (and 1 January 2007) includes loans to Sandvik entities totaling SEK 154 M (138) and the value of properties leased to Sandvik of SEK 200 M (165).

Movements in the reported obligations for pensions and medical benefits, and in plan assets are set out in the following tables:

Movements in the obligations	2007	2006
Obligations for defined benefit plans at beginning of year	-13 417	-13 226
Current service cost and interest cost	-1 065	-1 002
Pensions paid	548	510
Effects of business combinations and settlements	-253	-31
Actuarial gains(+)/losses(-)	-83	-400
Translation differences	181	732
Obligations for defined benefit plans at end of year	-14 089	-13 417

Movements in plan assets	2007	2006
Fair value of plan assets at beginning of year	10 417	9 848
Expected return on plan assets	638	582
Actuarial gains(+)/losses(-)	-31	232
Pensions paid, net	-501	-473
Contributions from employers	625	708
Effects of business combinations and settlements	250	26
Translation differences	-167	-506
Fair value of plan assets at end of year	11 231	10 417

The movements in the net pension and medical-benefit liability is presented in the following table:

	2007	2006
Net liability at beginning of year	-2 286	-2 746
New plans, incl. those of newly acquired companies	-44	-22
Pension cost for the year for defined benefit plans	-363	-399
Contributions from Group companies	625	708
Translation differences	32	169
Movement in net liability for defined benefit plans reported in accordance with IAS 19	250	456
Movement in pension plans reported in accordance with local regulations	-29	4
Provisions for pensions, net	-2 065	-2 286

Key actuarial assumptions (weighted average, %)	2007	2006
Discount rate	5.3	4.8
Expected return on plan assets	6.5	6.0
Expected rate of salary increases	3.6	3.5
Expected inflation	2.5	2.4
Change in medical cost trend	9.0	9.0

Unrecognized actuarial gains (-) and losses (+)	2007	2006
Unrecognized gains and losses at beginning of year	856	778
Changed assumptions relating to obligations	-137	318
Experience adjustments arising on plan liabilities	167	82
Experience adjustments arising on plan assets	31	-232
Amortization of actuarial gains and losses	-5	-15
Translation difference	20	-75
Unrecognized gains and losses at end of year	932	856

Parent Company

The Parent Company's reported pension provision was SEK 108 M (106). The Parent Company's PRI pensions are secured through Sandvik's own pension foundation, the Sandvik Pension Foundation in Sweden. Sandvik AB and most of its Swedish subsidiaries, including Seco Tools, are members of the foundation. The fair value of the assets held by the foundation was SEK 1,895 M (1,863), which exceeded the capital value of the pension obligations by SEK 289 M (366).

The development of the Parent Company's pension obligations appears in the following table:

2007	Funded obligations	Unfunded obligations	Total
Capital value at beginning of year	-1 163	-93	-1 256
Pension cost for the year excl. interest cost	-53	-6	-59
Interest cost	-41	-2	-43
Pensions paid	34	6	40
+/- effects of settlements and business combinations	-6	-	-6
Other changes	-18	-	-18
Capital value at end of year	-1 247	-95	-1 342
of which insured with FPG/PRI	-1 234	-28	-1 262

2006	Funded obligations	Unfunded obligations	Total
Capital value at beginning of year	-1 098	-89	-1 187
Pension cost for the year excl. interest cost	-42	-10	-52
Interest cost	-33	-3	-36
Pensions paid	31	9	40
+/- effects of settlement and business combinations	-6	-	-6
Other changes	-15	-	-15
Capital value at end of year	-1 163	-93	-1 256
of which insured with FPG/PRI	-1 150	-23	-1 173

Movement in the assets of the pension foundation	2007	2006
Fair value of assets at beginning of year	1 452	1 338
Actual return on assets	23	115
Net amount refunded to employers	-	-1
Fair value of assets at end of year	1 475	1 452

Reconciliation of the reported pension liability:	2007	2006
Capital value at end of year	-1 342	-1 256
Fair value of the assets of the foundation at end of year	1 475	1 452
Unrecognized surplus value of foundation assets	-241	-302
Reported net liability	-108	-106

The reported pension cost for the year comprises the following:

Defined benefit plans	2007	2006
Current service cost excl. interest cost	-59	-52
Interest cost	-43	-36
Return on separated assets	23	115
Effects of settlements, etc.	-	0
Subtotal	-79	27
Defined contribution plans		
Pension premiums for the year	-320	-287
Subtotal	-399	-260
Special employer's contribution	-79	-59
Premium for credit insurance policy	-1	0
Total pension cost for the year	-479	-319
Change in surplus value of separated assets	79	-26
Net pension cost for the year	-400	-345

Composition of the foundation's assets, %	2007	2006
Shares and equity based securities	20	23
Interest-bearing securities	76	73
Other	4	4
Total	100	100

Key actuarial assumptions, %	2007	2006
Discount rate	3.64	3.64

NOTE 24. OTHER PROVISIONS

Group	Provisions for warranties	Provisions for restructurings	Personnel-related provisions	Other provisions	Total
Balance at 1 January 2007	359	200	272	551	1 382
Provisions made during the year	178	77	230	196	681
Provisions used during the year	-153	-79	-139	-404	-775
Provisions reversed during the year	-12	-10	-	-17	-39
Translation differences	7	2	7	5	21
Balance at 31 December 2007	379	190	370	331	1 270
of which current	230	108	204	27	569
of which non-current	149	82	166	304	701

Parent Company	Provisions for warranties	Provisions for restructurings	Personnel-related provisions	Other provisions	Total
Balance at 1 January 2007	24	0	78	25	127
Provisions made during the year	3	-	67	-	70
Provisions used during the year	-1	-	-31	-12	-44
Provisions reversed during the year	1	-	-	-	1
Balance at 31 December 2007	27	0	114	13	154

Provisions for warranties
A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighing of all possible outcomes against their associated probabilities.

Provisions for restruturing
A provision for restructuring is recognized when the Group has approved a detailed and formal retructuring plan and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Personnel related provisions
The provisions include, among other things, provisions for long-term variable salary, social costs, outstanding personnel options and the special employer's contribution relating to unsecured pensions.

Other provisions
Other provisions include provisions not classified into the above categories, such as provisions for onerous contracts, for lease commitments relating to abandoned premises, and for environmental issues. Provisions classified as current are expected to result in an outflow of resources within twelve months from the balance sheet date. Provisions carried by newly acquired companies at acquisition date amounted to some SEK 35 M (20).

NOTE 25. NON-CURRENT INTEREST-BEARING LIABILITIES

Parent Company
Non-current interest-bearing liabilities fall due as follows:

	2007			2006		
	Within 1–5 years	Later than five years	Total	Within 1–5 years	Later than five years	Total
Loans from financial institutions	1 255	463	1 718	-	1 669	1 669
Loans from Group companies	30	-	30	2	1	3
Other liabilities	7 707	2 424	10 131	2 161	350	2 511
Total	8 992	2 887	11 879	2 163	2 020	4 183

NOTE 26. OTHER INTEREST-BEARING LIABILITIES

Group	2007	2006
Non-current liabilities		
Bond issues	15 203	4 563
Other	492	372
Total	15 695	4 935
Current liabilities		
Bond issues	1 025	1 331
Other	286	74
Total	1 311	1 405

For information on contractual terms, scheduled repayments and the exposure to interest risk and foreign-currency risk, refer to the section "Sandvik's risks and risk management".

NOTE 27. OTHER NONINTEREST-BEARING LIABILITIES

Group	2007	2006
Other non-current liabilities		
Derivatives held for trading	1	3
Derivatives designated as hedging instruments	54	25
Other	74	70
Total	129	98
Other current liabilities		
Derivatives held for trading	3	0
Derivatives designated as hedging instruments	224	466
Bills payable	131	129
Gross amount due to construction contract customers	414	134
Other	1 396	1 237
Total	2 168	1 966

NOTE 28. ACCRUED EXPENSES AND DEFERRED INCOME

Parent Company	2007	2006
Personnel related	1 344	1 139
Other	988	865
Total	2 332	2 004

NOTE 29. CONTINGENT LIABILITIES AND PLEDGED ASSETS

From time to time, Sandvik is party to more or less significant legal proceedings in the ordinary course of business. In that context, Sandvik is also party to legal and administrative proceedings related to its responsibility for products, environment, health and safety. None of these proceedings is of a material nature.

As with a large number of other companies that market and sell welding electrodes in the US, Sandvik's US subsidiary, Sandvik Inc., is the object of claims in which it is asserted that the exposure to welding fumes caused neurological injury. All of these cases involve multiple defendants in addition to Sandvik Inc. The Company has not lost any lawsuit or settled any such claims, and the only costs incurred have been the costs of defending the lawsuits, which have been covered by insurance.

To obtain a favorable result against Sandvik Inc., a plaintiff would have to prove that the neurological injury was caused by welding electrodes sold by Sandvik Inc. Sandvik Inc.'s market share for welding electrodes in the US is low, less than 1%, and many of the cases against Sandvik Inc. have been dismissed because the plaintiff could not show that they had used Sandvik Inc.'s welding electrodes. Sandvik believes that there is no reliable scientific evidence to support the claims but – despite such absence of evidence, and considering also the minimal market share anticipates that Sandvik Inc will have to continue to defend itself against this kind of claims in lawsuits and that the possibility that Sandvik Inc. in future will incur costs for this kind of legal proceedings cannot be ruled out.

Contingent liabilities

	Group		Parent Company	
	2007	2006	2007	2006
Bills discounted	65	43	-	-
Other surety undertakings and contingent liabilities	2 392	1 514	16 068	11 929
Total	2 457	1 557	16 068	11 929
of which for subsidiaries			15 762	11 761

The Parent Company's surety undertakings and contingent liabilities amounted to SEK 16,068 M, SEK 12,235 M of which related to the Parent Company's guarantees for Sandvik Treasury AB's financial borrowings. The remainder comprised mainly indemnity bonds for commitments of Group companies to their customers and vendors, and to financial institutions relating to local borrowings, guarantees on advances received and various types of performance bonds.

The Group's surety undertakings and contingent liabilities amounted to SEK 2,457 M and comprised mainly guarantees to financial institutions for various types of performance bonds, chiefly relating to construction contracts entered into by Sandvik Mining and Construction.

Pledged assets

Pledged assets for own liabilities and provisions.

Group	2007	2006
Property mortgages	217	205
Chattel mortgages	42	41
Total	259	246

No assets of the Parent Company had been pledged at 2007 and 2006 year-ends.

NOTE 30. RELATED PARTIES

Related party relationships

The Group's sales to associated companies amounted to SEK 2,131 M (2,146). The Group's purchases from associated companies amounted to SEK 803 M (810). Advances have been made to associated companies in the amount of SEK 0 M (27). Interest income on loans to associated companies amounted to SEK 1 M (1). Guarantees have been made for the obligations of associated companies in the amount of SEK 0 M (33). All transactions are effected on an arm's length basis.

Sales to Group companies from the Parent Company amounted to SEK 14,791 M (12,882), or 72% (72) of total sales. The share of exports was 83% (81). The Parent Company's purchases from Group companies amounted to SEK 2,610 M (1,879), or 13% (13) of total purchases. The Parent Company had not made any advances to associated companies. Guarantees have been made for obligations of associated companies in the amount of SEK 0 M (33). All transactions are effected on an arm's length basis.

Transactions with key management personnel

Except as indicated in note 3.5, Information on benefits to the Board of Directors and senior executives, and in the description of the Board of Directors on page 96, no transactions with related natural persons have taken place.

NOTE 31. SUPPLEMENTARY INFORMATION TO THE CASH-FLOW STATEMENTS

	2007	2006
Cash and cash equivalents – Group		
Cash and cash equivalents comprise:		
Cash and bank	1 927	1 680
Short-term investments	79	65
Total in the balance sheet	2 006	1 745
Total in the cash-flow statement	2 006	1 745
Cash and cash equivalents – Parent Company		
Cash and cash equivalents comprise:		
Cash and bank	6	19
Total in the balance sheet	6	19
Total in the cash-flow statement	6	19

A short-term investment is classified as cash equivalent if:

- the risk of changes in value is insignificant
- it is readily convertible into cash
- it has a maturity of no more than three months from the date of acquisition.

	Group		Parent Company	
	2007	2006	2007	2006
Interest and dividend paid				
Dividend received	1	1	6 005	9 287
Interest received	257	175	529	445
Interest paid	-1 381	-1 069	-1 029	-845
Total	-1 123	-893	5 505	8 887
Adjustment for items do not require the use of cash				
Amortization, depreciation and impairment losses	3 077	2 976	581	576
Changes in fair value of financial instruments	-	-	-178	-45
Unappropriated results of associated companies	-37	-70	-	-
Gains and losses on disposal of property, plant and equipment	-152	-185	15	40
Provisions for pensions	-253	-272	2	3
Appropriations	-	-	-3 063	-305
Other	-186	236	105	-30
Total	2 449	2 685	-2 538	239

	2007	2006
Acquisitions of subsidiaries and other business operations – Group		
Net assets acquired:		
Non-current assets	6 323	1 017
Inventories	935	399
Operating receivables	641	306
Cash and cash equivalents	385	18
Total assets	8 294	1 740
Provisions	-44	-21
Operating liabilities	-919	-350
Other liabilities	-772	-118
Total provisions and liabilities	-1 735	-489
Purchase consideration recognized as a liability	-308	-
Purchase consideration paid	-6 241	-1 251

NOTE 31. SUPPLEMENTARY INFORMATION TO THE CASH-FLOW STATEMENT (cont.)

	2007	2006
Acquisition of minority interests in subsidiaries		
Purchase consideration paid	-	-28
Less cash and cash equivalents acquired	385	18
Effect on cash and cash equivalents	-5 856	-1 261

	2007	2006
Divestments of subsidiaries and other business operations – Group		
Net assets divested:		
Non-current assets	-94	-25
Inventories	-43	-13
Operating receivables	-363	-11
Cash and cash equivalents	-41	-
Total assets	-541	-49
Provisions	77	-
Operating liabilities	261	9
Other liabilities	70	1
Total provisions and liabilities	408	10
Purchase consideration received	404	70
Less cash and cash equivalents of divested operations	-41	-
Effect on cash and cash equivalents	363	70

NOTE 32. BUSINESS ACQUISITIONS

The business acquisitions effected during 2006 and 2007 are set out below. Annual revenue and number of employees reflect the situation at the time of the respective acquisition.

Annual revenue and number of employees

Business area	Company	Acquisition date	Annual revenue	No. of employees
Sandvik Mining and Construction	SDS Corporation, Australia	1 June 2006	650	500
Sandvik Mining and Construction	UDR Group, Australia	8 June 2006	275	100
Sandvik Mining and Construction	Hagby-Asahi, Sweden	1 July 2006	160	100
Sandvik Mining and Construction	Implementos Mineros, Chile	27 September 2006	90	90
Sandvik Materials Technology	Metso Powdermet, Sweden	29 December 2006	90	13
Sandvik Tooling	Rexam EMD, US	29 December 2006	50	-
Sandvik Mining and Construction	Shark Abrasion Systems, Australia	17 January 2007	70	10
Sandvik Mining and Construction	Hydramatic Engineering, Australia	28 February 2007	330	290
Sandvik Tooling	Diamond Innovations, US	15 March 2007	>1 000	600
Sandvik Mining and Construction	Extec Screens and Crushers Ltd., UK	31 May 2007	1 800	450
Sandvik Mining and Construction	Fintec Crushing and Screening Ltd., UK	31 May 2007	560	325
Sandvik Materials Technology	Doncasters Medical Technologies, UK	13 July 2007	500	430
Sandvik Materials Technology	JKB Medical Technologies, US	14 December 2007	90	90

In all of the business combinations during 2007, Sandvik acquired 100% of the shares. No equity instruments have been issued in connection with the acquisitions.

Shark Abrasion Systems develops and manufactures wear parts for underground loader buckets. Sandvik was earlier an exclusive distributor of these products.

Hydramatic Engineering develops and manufactures drilling and bolting machines under the brand ARO designed for rock reinforcement in underground mines and tunnels. The company is headquartered in Redhead, Australia and has business units in South Africa, Germany, the US, and the UK.

Diamond Innovations produces tools based on superabrasives, such as synthetic diamonds and cubic boron nitride. The head office and the largest production facility are located in Worthington, Ohio, in the US. The company has business units also in Florida, in the US, in Ireland, and in Hong Kong.

Extec Screens and Crushers Ltd. and Fintec Crushing and Screening Ltd. develop and manufacture mobile crushers and sorting equipment, including consumables and service, for the global construction industry. Extec has manufacturing units in Birmingham and in Northern Ireland, and sales and service units in Australia, the US, and Germany. Sandvik was earlier a minority shareholder in Fintec and is now the sole owner.

Doncasters Medical Technologies is a manufacturer and sub-supplier of orthopedic implants and surgical instruments to the medical technology industry. The operations are conducted at units in the UK, the US, and in Mexico.

JKB Medical Technologies is a contract manufacturer of spinal implants and medical instruments. The main unit is located in Milford, Connecticut, in the US.

Towards the end of 2007, Sandvik concluded an agreement with Medtronic Inc. covering the acquisition of a manufacturing plant that specializes in medical instruments for spinal surgery. The unit is located in Memphis, Tennessee, in the US. The annual revenue amounts to some SEK 140 M and the number of employees totals 110.

In January 2008, Sandvik concluded an agreement to acquire the South African company Corstor International (Pty) Ltd. Corstor manufactures and sells systems for borehole core storage and handling for the mining and exploration industries. The annual revenue amounts to some SEK 70 M and the number of employees totals 100.

Goodwill has been recognized as a result of synergy effects, for example in the form of improved production processes, integration of production capacity, joint research and development activities and synergies in the distribution chain arising from added products.

NOTE 32. BUSINESS ACQUISITIONS (cont.)

Pre-acquisition carrying amounts determined under IFRS and fair value adjustments of assets and liabilities of the acquired companies are presented by business area in the following tables:

Sandvik Tooling		2007		2006
	Pre-acquisition carrying amounts	Fair value adjustments	Recognized value on acquisition	Recognized value on acquisition
Intangible assets	-	132	132	-
Property, plant and equipment	141	506	647	10
Financial investments	82	-23	59	-
Inventories	245	74	319	8
Current receivables	282	-71	211	4
Cash and cash equivalents	149	-	149	-
Interest-bearing liabilities	-39	-	-39	-
Noninterest-bearing liabilities	-192	-241	-433	-
Net identifiable assets and liabilities	668	377	1 045	22
Goodwill			729	70
Purchase consideration			1 774	92
Cash and cash equivalents of acquired businesses			-149	-
Net cash outflow			1 625	92

Sandvik Mining and Construction		2007		2006
	Pre-acquisition carrying amounts	Fair value adjustments	Recognized value on acquisition	Recognized value on acquisition
Intangible assets	-	975	975	198
Property, plant and equipment	280	-	280	192
Financial investments	17	6	23	30
Inventories	559	3	562	371
Current receivables	345	-	345	266
Cash and cash equivalents	182	-	182	18
Interest-bearing liabilities	-238	-	-238	-116
Noninterest-bearing liabilities	-707	-195	-902	-340
Net identifiable assets and liabilities	438	789	1 227	619
Earlier investment in associated company			-61	-
Goodwill			1 587	449
Purchase consideration			2 753	1 068
Cash and cash equivalents of acquired businesses			-182	-18
Part of consideration entered as a liability			-308	-
Net cash outflow			2 263	1 050

Sandvik Materials Technology		2007		2006
	Pre-acquisition carrying amounts	Fair value adjustments	Recognized value on acquisition	Recognized value on acquisition
Intangible assets	73	211	284	20
Property, plant and equipment	119	-	119	-
Financial investments	13	-	13	-
Inventories	58	-	58	20
Current receivables	97	-	97	36
Cash and cash equivalents	54	-	54	1
Interest-bearing liabilities	-1	-	-1	-2
Noninterest-bearing liabilities	-111	-61	-172	-32
Net identifiable assets and liabilities	302	150	452	43
Goodwill			1 570	77
Purchase consideration			2 022	120
Cash and cash equivalents of acquired businesses			-54	-1
Net cash outflow			1 968	119

The purchase price allocation for JKB Medical Technologies is provisional since all information required for making the fair value adjustments is not yet available.

NOTE 32. BUSINESS ACQUISITIONS (cont.)

Total fair value of assets and liabilities of acquired businesses

	2007 Pre-acquisition carrying amounts	2007 Fair value adjustments	2007 Recognized value on acquisition	2006 Recognized value on acquisition
Intangible assets	73	1 318	1 391	218
Property, plant and equipment	540	506	1 046	202
Financial investments	112	-17	95	30
Inventories	862	77	939	399
Current receivables	724	-71	653	306
Cash and cash equivalents	385	-	385	19
Interest-bearing liabilities	-278	-	-278	-118
Noninterest-bearing liabilities	- 1 010	-497	-1 507	-372
Net identifiable assets and liabilities	1 408	1 316	2 724	684
Earlier investment in associated company			-61	-
Goodwill			3 886	596
Purchase consideration			6 549	1 280
Cash and cash equivalents of acquired businesses			-385	-19
Part of consideration entered as a liability			-308	-
Net cash outflow			5 856	1 261
of which directly attributable acquisition costs			49	14

No material adjustments have been made to the fair values of assets and liabilities of businesses acquired during 2006.

Contributions from companies acquired during 2007 by business area

	Sandvik Tooling	Sandvik Mining and Construction	Sandvik Materials Technology	Total
Contributions as from acquisition date:				
Revenue	836	1 673	263	2 772
Net profit (loss)	-33	40	16	23
Contributions as though the acquisition date had been 1 January 2007				
Revenue	1 056	2 758	572	4 386
Net profit (loss)	-31	98	35	102

Contributions from companies acquired during 2006 by business area

	Sandvik Tooling	Sandvik Mining and Construction	Sandvik Materials Technology	Total
Contributions as from acquisition date:				
Revenue	-	767	-	767
Net profit	-	35	-	35
Contributions as though the acquisition date had been 1 January 2006				
Revenue	50	1 342	90	1 482
Net profit	3	65	14	82

NOTE 33. PARENT COMPANY PARTICULARS

Sandvik Aktiebolag, corporate registration number 556000-3468, is a registered Swedish limited liability company domiciled in Sandviken. The head office address is Sandvik AB, SE-811 81 Sandviken, Sweden.

Sandvik's shares are quoted on the Stockholm Stock Exchange. Shares can also be traded in the US in the form of ADRs (American Depositary Receipts).

The 2007 consolidated financial statements comprise the Parent Company and all its subsidiaries, together the Group. The Group also includes the owned share of investments in associated companies.

NOTE 34. INFORMATION ON SHARES, OWNERS AND RIGHTS

The Parent Company has issued one series of shares and each share carries one vote. The total number of shares shall be not less than 1,000,000,000 and no more than 4,000,000,000.

At the end of 2007, 1,186,287,175 shares with a quota value of SEK 1.20 per share had been issued. Shareholders have a preferential right to subscribe to newly issued shares issued for cash or with terms and conditions concerning rights of setoff. All shares are fully negotiable.

Shareholdings that directly and indirectly represent at least 10% of the voting rights are held by AB Industrivärden (11.50%).

Sandvik AB's Articles of Association among other things govern the direction of the business, domicile and share capital. The articles further stipulate that the members of the Board of Directors shall be elected at the Annual Meeting of Shareholders. Board representatives of the employees are appointed by the trade unions under the Private Sector Employees (Board Representation) Act.

Borrowing agreements entered into by Sandvik AB include conditions coming into effect should the control of the Company change as a result of a public takeover bid.

There are no agreements between the Company and its directors or employees if those persons give notice of termination, or their services are improperly terminated, or the employment is terminated as a consequence of a public takeover bid.

The Board's statement on its dividend proposal

The nature and extent of the Company's operations appears from the articles of association and issued annual reports. Such nature and extent do not entail risks over and above those inherent in, or reasonably to be expected in, the industry or otherwise inherent in business operations. The Company's sensitivity to economic fluctuations is not different from that of other companies in the industry. For information on significant events, we refer to the Report of the Directors.

The Company's financial position at 31 December 2007 appears from this annual report which shows a net debt/equity ratio of 1.0 (0.6). Such ratio is no different from what is frequently displayed in the industry. The proposed dividend does not infringe on investments deemed to be required. In addition, the Company's liquidity reserve at the end of the year in the form of unutilized credit facilities is about EUR 1,500 M, which means that the Company should reasonably be able to meet unexpected events and temporary fluctuations in cash flows of reasonable proportions. The Company's financial position supports the assessment that the Company will be able to continue in business and meet its obligations in both the short and long term.

In view of the above and based on what the Board is otherwise aware of, the proposed dividend in the Board's opinion is justified considering the requirements which the nature, extent and risks associated with the operations put on the size of the equity of the Company, and also taking into consideration the Company's need to strengthen its balance sheet, liquidity and financial position in general.

Sandviken, 30 January 2008

Sandvik Aktiebolag; (publ)

Board of Directors

Proposed appropriation of profits

The Board of Directors and the President propose that

the profits brought forward from the preceding year	1 552 040 258
and the profit for the year	8 313 570 724
SEK	9 865 610 982
be appropriated as follows:	
a dividend of SEK 4.00 per share	4 745 148 700
profits carried forward	5 120 462 282
SEK	9 865 610 982

The income statements and the balance sheets of the Group and of the Parent Company are subject to the adoption by the Annual Meeting of Shareholders on 29 April 2008.

We, the Board of Directors and the President, hereby certify that the Annual Report has been prepared in accordance with generally accepted acounting principles in Sweden, and that the consolidated financial statements have been prepared in accordance with the international financial reporting standards referred to in the regulation (EU) no. 1602/2002 of the European Parliament and Council dated 19 July 2002, pertaining to the application of international financial reporting standards, and that such financial reports give a true and fair view of the results of operations and financial position of the Parent Company and of the Group, respectively, and that the Report of the Directors pertaining to the Parent Company and the Group gives a fair view of the development of the Company's and the Group's activities, financial position and results of operations, and further presents the significant risks and uncertainties facing the Company and the entities that are members of the Group.

Sandviken, 30 January 2008

Clas Åke Hedström
Chairman

Georg Ehrnrooth Director	Sigrun Hjelmquist Director	Tomas Kärnström Director
Göran Lindstedt Director	Fredrik Lundberg Director	Hanne de Mora Director
Egil Myklebust Director	Anders Nyrén Director Vice Chairman	Lars Pettersson President

Our audit report was submitted on 19 February 2008

KPMG Bohlins AB

Caj Nackstad
Authorized Public Accountant

Audit Report

To the Annual Meeting of the Shareholders of Sandvik AB; (publ)
Corporate identity number 556000-3468

We have audited the annual accounts presented on pages 6–80, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Sandvik AB; (publ) for the year 2007. The Board of Directors and the President are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and the application of International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain high but not absolute assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act and give a true and fair view of the Group's financial position and results of operations. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the annual meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Sandviken, 19 February 2008

KPMG Bohlins AB

Caj Nackstad
Authorized Public Accountant

Sustainability report

Since the foundation of Sandvik in 1862, sustainable development has been an important part of the Group's business. The balance between financial success, respect for the environment and the health and safety of employees has always been top priority. Today, the importance of sustainable development is even greater from a global perspective bearing in mind climate changes, the utilization of limited resources, human rights and corruption.

This is the second year that Sandvik publishes a sustainability report describing the Group's risks, opportunities and standpoint as regards sustainability and presents the Group's results from a financial, environmental and social perspective. This year, the sustainability report has been independently reviewed in accordance with FAR SRS' (Institute for the accountancy profession in Sweden) standard RevR 6 "Independent review of voluntary separate sustainability report" and AccountAbility's "AA1000 Assurance Standard."

The sustainability reporting is divided into the following sections:

- The Board of Directors' report covering requirements pertaining to non-financial performance indicators and environmental information in accordance with the Swedish Annual Accounts Act.
- The report in this section that summarizes risks, opportunities and the Group's objectives, targets and results from a sustainability perspective.
- The Sandvik World presents a number of examples concerning the work being carried out to achieve the Group's environmental and social targets.
- Sandvik's website www.sandvik.com contains further information relating to the sustainability work being conducted in each of the business areas.
- Sandvik's website www.sandvik.com includes complete references to Global Reporting Initiative's G3 guidelines, which were applied when preparing this sustainability report.

A number of stakeholders influence and/or are influenced by the Group's operations. Sandvik has identified three stakeholder groups of particular significance: shareholders, customers and employees. These are of critical importance for operations and there is regular contact with these groups at various levels in the Group.

Dialogue with shareholders is primarily conducted through the Board and at the Annual General Meeting, but also through a well-developed Investor Relations staff function, which regularly contacts specific Social Responsible Investment (SRI) analysts. These meetings have yielded valuable information concerning which sustainability issues Sandvik should focus on and what should be reported. Sandvik's employees are represented on the Board of the Parent Company. When necessary, information is disseminated to and negotiations are conducted with employee representatives at a local level in connection with such events as organizational changes. Customer contacts are handled locally through Sandvik's sales organizations throughout the world.

Furthermore, contact is maintained with authorities and dialogues are conducted with educational bodies, non-governmental organizations (NGOs), the general public and others where necessary.

In Sandvik, sustainability work is carried out in a decentralized manner within each business area and is based on a number of Group objectives and Sandvik's Code of Conduct, which were adopted by the Board in August 2004. In each business area, specific organizations have been appointed to coordinate issues and support the local management team. At a Group level, various councils exist (such as for environment, health and safety) to coordinate the work between the business areas and to draft joint policies, overall objectives and indicators for Group Executive Management. To ensure that management systems, internal controls and risk management function adequately, an independent unit (Group Assurance) continually monitors the organization's operations and reports to the Board's Audit Committee and Group Executive Management on a quarterly basis. Indicators and key figures are reported and are subject to a quality review each quarter.

Content and scope of the report

This sustainability report refers to the 2007 financial year. Unless otherwise stated, the same accounting policies are applied in the sustainability report as in the annual report, and the report covers the entire operations of the Group, but excludes Seco Tools, associated companies and joint ventures. Specific methods of measurement and assumptions are presented in connection with the respective indicators in the report. Data pertaining to acquisitions conducted during the year is only included in the indicators for 2007.

Application of laws and recommendations

This Sustainability Report is based on the Swedish Annual Accounts Act, the Swedish Society of Financial Analysts' recommendations relating to Corporate Responsibility and the third generation of guidelines (G3) issued by the internationally recognized organization Global Reporting Initiative (GRI). Further information regarding GRI is available on the organization's website: www.globalreporting.org. It is Sandvik's intention that the report shall correspond with the GRI level B+, which means that many, but not all indicators are presented and that the report has been subjected to an independent review. A complete GRI index and comments on all of the indicators are available on Sandvik's website www.sandvik.com

Risks and opportunities

Sandvik is active in many parts of the world where the risk of environmental pollution, violation of human rights and corruption is present. Moreover, Sandvik has a large number of production plants in which environmental, health and safety risks arise. Sandvik has an established risk management process that evaluates these types of risks. The risk assessment not only encompasses the Group's operations, but also risks related to the geographical areas in which Sandvik is active and supplier-related risks. The risk management process is described on page 21 and subsequent pages in Sandvik' annual report.

Environmental risks

At Group level, a number of overall environmental risks within Sandvik's operations have been identified:

- Utilization/consumption of energy, raw materials, fresh water and hazardous chemicals.
- Generation of emissions and waste from production.
- Old industrial areas and waste landfills.
- Environmental liabilities in connection with company acquisitions.

Risks related to emissions are, for example, associated with emissions of carbon dioxide. These emissions are caused by the Group's combustion of fossil fuels, transports and through the purchase of electricity that has been produced by burning fossil fuels. Furthermore, Sandvik is impacted by rising energy prices due to emission restrictions and other control measures introduced by authorities. Meanwhile, there is a long-term business opportunity for Sandvik in the search for new carbon-neutral energy sources, but also in the short term in connection with the work on more difficult-to-extract fossil fuels. A summary of Sandvik's opportunities regarding energy extraction is presented in The Sandvik World.

How environmental risks are managed is detailed in the Environmental responsibility section below.

Information regarding operations with environmental permits and environmental liabilities is contained in the Report of Directors' (pages 19–20).

Workplace risks

There are a large number of manufacturing plants and service workshops within Sandvik. Despite considerable focus on safety and improvements in the workplace in these units, there is a risk that incidents will occur. Our products may also entail a risk in connection with their use by customers and this places rigorous demands on quality control in proprietary production and the production as well as the supplier's production and requires simple and clear user manuals and product specifications.

How workplace risks are managed is detailed in the Social responsibility section.

Risks related to human rights and corruption

Sandvik has clear policies on human rights, labor rights and corruption. These policies are summarized in a Code of Conduct (see www.sandvik.com under "About Sandvik" and "Sustainability"). Violation of these policies would have a significant negative impact on Sandvik's reputation and operations. Consequently, training is conducted on a regular basis in the company's core values, policies and risks relating to human rights, labor legislation and corruption in addition to the training in environment and health & safety. At year-end 2007, more than 90% of employees had completed this training. Furthermore, internal audits are performed on a regular basis at units that are deemed to have a heightened level of exposure to these risks. Local management teams, regional managers and Group Executive Management are informed of the results of the audits.

No incidents involving the violation of human rights were reported in 2007. A small number of cases of suspected corruption were reported. All of these cases were investigated and, when deemed to be necessary, corrective measures were taken.

Risks related to suppliers

Sandvik imposes its standards on suppliers of materials, components and services requiring them to comply with Sandvik's Code of Conduct. Sandvik has many suppliers and the monitoring work involved in this procedure is complex. Processes for assessment and control of key suppliers are gradually being implemented with a focus on countries where the risk is deemed to be greater.

Financial responsibility

Policy, objectives and outcome

Sandvik's financial development is detailed in the Board of Directors' report and in the financial statements in the annual report, which also contains the Group's financial objectives and outcome in relation to these objectives. Business-related risks are presented in the section Sandvik's Risks and Risk Management in the annual report.

The table below shows how the value created by the Group's operations has been generated and how it is distributed among various stakeholder groups.

Except for allocations of carbon-dioxide emission allowances, Sandvik has not received any significant government grants during the year (see note 13 in the annual report).

Environmental responsibility

Policy and objectives

Environmental issues have been assigned a high priority in Sandvik. The Group's Code of Conduct contains a policy that addresses environmental issues and highlights such aspects as the importance of management by objectives and preventive work to achieve continual improvements.

The environmental objectives, adopted by Group Executive Management in May 2006, are presented below. The objectives have also been specified as environmental targets for each business area.

The Group's environmental objectives:

- More efficient use of energy and raw materials.
- Reduced emissions to air and water.
- Increased materials recovery, both internally within Sandvik and externally by recovery of the Group's products.
- Reduced environmental impact from the use of hazardous chemicals.

Financial value generated and distributed*

Amounts in SEK M	Stakeholder	2007	2006	2005
Revenue	Customers	86 338	72 289	63 370
Financial value generated		86 338	72 289	63 370
Production costs	Suppliers	48 343	38 773	33 895
Employee wages and benefits	Personnel	20 562	18 672	17 281
Payments to providers of capital	Credit providers	1 397	955	713
Payments to providers of capital	Shareholders	4 207	3 533	6 976
Payments to government	Public sector	3 403	3 006	2 427
Financial value distributed		77 912	64 939	61 292
Retained in company		8 426	7 350	2 078

* The table includes Seco Tools.

Raw materials consumption

Indicators	2007	2006 *	2005 *
Consumption of metallic raw materials (tons)	399 000	405 000	372 000
• Of which, recovered, %	78	78	80

* Values have been restated compared to the 2006 report.

The development of energy consumption

Indicators	2007	2006	2005
Consumption of energy (TJ)*	8 000	7 500	6 800
• Of which fossil fuels (TJ) Direct energy	2 600	2 400 **	2 100
• Of which electricity (TJ) Indirect energy***	5 400	5 100	4 700

* Energy consumption is reported in TeraJoule (TJ).

** Values restated compared to the 2006 report.

*** Energy consumption does not include the energy consumed by electricity producers to generate the electricity.

The Group's environmental targets:

- Reduce electricity consumption in relation to sales volume by 10% before year-end 2010 (base year: 2004).
- Replace all chlorinated organic solvents with other solvents or techniques before year-end 2010. Complete the phasing-out of trichloroethylene, TCE, before year-end 2008.
- Reduce carbon-dioxide emissions from internal use of fossil fuels by 10% in relation to sales volume before year-end 2010 (base year: 2004).

Management system

In 2002, Sandvik established the target that all major production, service and distribution units shall be certified in accordance with the ISO 14001 international standard for environmental management systems before the end of 2004. Major is defined as units with more than 20 employees. At year-end 2007, approximately 130 production and distribution units (87%) were certified. In addition, the majority of the Group's service units were certified. The majority of units not certified comprise new acquisitions during the year. It is estimated that all units will be certified in 2008.

Outcome

The following section presents the outcome relative to the Group's objectives and targets as measured with the relevant indicators and key figures.

Raw materials

Raw material consumption varies between the business areas. At Sandvik Tooling and Sandvik Materials Technology, production is mainly based on metallic raw materials while at Sandvik Mining and Construction, it is mainly based on purchased components. Sandvik's consumption of metallic raw materials is presented in the table to the left.

Sandvik Materials Technology's plants in Sandviken and Hallstahammar,

Sweden, are the major users of raw materials in the Group. The raw materials most important to Sandvik Materials Technology are iron, nickel, chromium, manganese and molybdenum, either in alloys or as part of scrap metal. Almost 80% of these materials come from recycled scrap. The raw materials most important to Sandvik Tooling are various tungsten compounds and cobalt but also more unusual elements such as tantalum are used. Sandvik Mining and Construction uses iron and manganese raw material for the manufacture of castings. Approximately 86% of these materials come from scrap.

Although recovery is already high today, Sandvik continuously endeavors to increase the proportion of recovered raw materials to secure a sustainable utilization of raw materials and to reduce the environmental impact. This is accomplished by repurchases of used products and the recycling of waste from proprietary manufacturing plants. Sandvik Tooling's newly constructed recovery plant for cemented carbide in Chiplun, India is described in more detail in The Sandvik World. The business area aims to recycle 50% of all sold and worn-out cemented-carbide cutting tools. At present, about 25% is being recycled. Sandvik Mining and Construction also commenced construction work on a recovery plant in Chiplun for cemented carbide from drill bits.

Hazardous chemicals are used only to a limited and well-supervised extent and are subsequently handled in accordance with environmentally safe methods. Trichloroethylene is still being used as a degreasing agent at ten manufacturing units with a combined annual consumption of about 16 cubic meters. Before the end of 2008, trichloroethylene will have been replaced with alternative solvents.

Energy

The table on previous page and diagram below show the trend of energy consumption in Sandvik.

Sandvik's electricity consumption was 5,400 TJ (5,100), an increase of 6%. The increase was influenced by companies acquired during the year totaling 5 percentage points. The remaining 1 percentage point comprises a volume increase of electricity production. Excluding acquisitions, Sandvik's electricity consumption was 5,140 TJ.

In relation to sales volume, the Group continued its improvement in regard to energy efficiency. Compared with the base year 2004 (index = 100), electricity consumption in relation to sales volume is at the index level 89. Acquisitions during the year accounted for 4 points. Excluding these effects, consumption is at index level 85, a decline compared with the preceding year of 7 points and from the base year by 15%. Sandvik is below the level of the established target stipulating a 10% reduction.

The diagram below shows a breakdown of electricity consumption between the business areas.

The production plant in Sandviken is responsible for the greater part of Sandvik Material Technology's consumption. Examples of measures taken to reduce electricity consumption at this plant are presented in The Sandvik World. At other plants in Sandvik, simple but important energy-saving measures were conducted, such as the replacement of old cooling and heating plants and the introduction of automatic switching on and off of lighting.

Water

Water is a valuable resource and its efficient use is therefore crucial. The table below presents the development of freshwater consumption at Sandvik.

More than half of consumption takes place in Sweden where water supply is good. The graph on the next page presents the water consumption in the ten

ELECTRICITY CONSUMPTION


100
95
92
89
90
04
05
06
07
08
09
10
Electricity in relation to volume
Acquisitions 2007
Target

Change in electricity consumption in relation to volume, 2004-2007. The diagram shows index compared with 2004. Volume is defined as invoiced sales adjusted for structural, currency and price effects.

ENERGY CONSUMPTION MWH / EMPLOYEE IN DIFFERENT COUNTRIES


87
47
44
29
25
24
23
21
20
20
Sweden
The Czech Republic
US
UK
Spain
Canada
Brazil
Germany
India
Russia

The diagram above illustrates energy consumption per employee in different countries and provides a certain indication of potential efficiency enhancements as regards energy consumption.

ENERGY CONSUMPTION DISTRIBUTION


Other 1 %
Sandvik Tooling 28 %
Sandvik Materials Technology 58 %
Sandvik Mining and Construction 13 %

SHARE OF SANDVIK'S TOTAL WATER CONSUMPTION



54
15
6.4
3.4
2.8
2.4
2.3
2
1.9
1.2
Sweden
US
India
Czech Republic
France
Japan
Brazil
Germany
UK
Italy

CARBON-DIOXIDE EMISSIONS



100
99
101
100
90
04
05
06
07
08
09
10
Electricity in relation to volume
Acquisitions 2007
Target

Change in carbon dioxide generated from the combustion of fossil fuels in relation to volume 2004–2007. The diagram shows index compared with 2004. Volume is defined as invoiced sales adjusted for structural, currency and price effects.

The development of fresh water consumption

Indicators	2007	2006*	2005
Consumption of water (000s m3)	4 500	4 600	3 800
• Of which purchased (000s m3)	3 500	3 300	3 300
• Of which from own wells (000s m3)	500	500	400
• Of which collected rain water (000s m3)	500	800	100

* Adjusted since the prior reporting occasion.

The development of carbon dioxide emission and waste generated

Indicators	2007	2006	2005
Carbon-dioxide emissions (tons CO2)*	554 000	484 000***	434 000
• of which from combustion of fossil fuels (tons CO2). Direct	215 000	198 000***	180 000
• of which consumption of electrical energy (ton CO2). Indirect**	339 000	286 000	254 000

* Excluding emissions from the transport of raw materials and finished products as well as travel.

** Emissions are calculated using factors (International Energy Agency Data Services) that take into account the type of primary energy used for electricity production. Accordingly, emissions include those that arise in connection with the generation of electricity.

*** Values adjusted since the 2006 report.

Produced waste volumes

Indicators	2007	2006	2005
Waste (tons)*	171 000	150 000	140 000
• Of which hazardous waste (tons)	28 000	35 000	24 000
• Of which waste to landfill (tons)	105 000	95 000	90 000

* Excluding metal waste that has been internally or externally recycled.

countries where Sandvik uses the most water.

Combined, this consumption comprises 92% of total consumption within Sandvik. Only one of these countries, India, is a country with very limited access to water.

All production units in India have introduced systems for the treatment of all wastewater, which is subsequently reused in proprietary operations. Similar systems have been introduced at Sandvik's facilities in Sao Paulo, Brazil. In addition, approximately 6% (12%) of water requirements in operations in India come from collected rainwater.

Biodiversity

Some ten Sandvik production plants are located within or close to protected areas with a high value in terms of biodiversity. Five of these units are located in the US and the remainder in Europe. Approximately half of these areas comprise wetlands. Sandvik demonstrates particular consideration for these areas and cooperates with authorities in relevant cases.

Emissions and waste

Emissions from Sandvik's operations are of a varying nature. One of the principal emissions currently being prioritized is carbon dioxide to air. The table and diagram to the left show the trend of carbon dioxide emissions.

Sandvik's carbon-dioxide emissions from the combustion of fossil fuels totaled 215,000 tons (198,000), an increase of 8%. Acquisitions during the year had an impact of 4 percentage points. The remaining change (4 percentage points) was a result of increased combustion of fossil fuels. For comparable units, Sandvik's carbon-dioxide emissions from the combustion of fossil fuels amounted to 207,000 tons.

In relation to the change in sales volume, the Group's carbon-dioxide emissions from the consumption of fossil fuels were unchanged compared with the base year. Compared with 2006, emissions have declined by 1 percentage point.

Sandvik's carbon-dioxide emissions from the consumption of electricity totaled 339,000 tons (286,000), corresponding to an increase of 18%. The increase was influenced by acquisitions during the year totaling 14 percentage points. The remaining increase (4 percentage points) comprised a volume increase of electricity consumption. Excluding acquisitions, Sandvik's carbon-dioxide emissions from electricity consumption totaled 299,000 tons. The reason why the increase in carbon-dioxide emissions is greater than the increase in electricity consumption is that Sandvik acquired units during the year in countries where emissions per consumed MWh are substantially higher than the earlier average for the Group.

Of the total waste volume, 16% comprises hazardous waste. The table on the preceding page presents produced waste volumes.

Social responsibility

Policy and objectives

Sandvik's social responsibility comprises working conditions and terms of employment for the employees as well as fundamental respect for human rights and a constructive commitment to the community. The Group's policy for social responsibility forms part of the Code of Conduct, which is presented on the Company's website, www.sandvik.com

Based on the policy and identified risks, Sandvik has formulated a number of objectives that primarily relate to working and employment conditions at the Group's sites. The objectives, which were adopted by Group Executive Management in May 2006, are presented below. The objectives have also been specified in social targets for each business area.

The Group's social objectives:

- Zero accidents.
- Reduced absence due to illness.
- Increased equality of opportunity at work.

The Group's social targets:

- Reduce the number of lost days injuries, lost days injury frequency and the number of lost working days due to lost days injuries by 50% before year-end 2008 (base year: 2005).
- Reduce the number of lost working days due to illness by 50% before year-end 2010 (base year: 2005).
- All major production, service and distribution units shall be certified in accordance with OHSAS 18001 (or an equivalent standard) before year-end 2007.
- Increase the number of female employees to 25% before year-end 2010.
- All employees shall have annual formal review discussions.

Outcome

The following section presents the outcome in relation to the Group's targets measured using the relevant indicators and key figures. The Group's global and local policies and processes together with local legislation support the work aimed at creating the conditions to ensure that working and employment conditions are consistent with Sandvik's Code of Conduct.

Employment

The number of employees in the Sandvik Group and their distribution by geographical areas is presented in note 3 in the annual report. During the year, 3,897 employees left the Group. Accordingly, the staff turnover rate was 9.7%. The average number of employees in the companies covered by the sustainability report was 40,291 (37,045) at year-end.

Health and safety

In 2006, Group Executive Management decided that all major production, service and distribution units shall be certified in accordance with the OHSAS 18001 international standard for health & safety management systems or the equivalent. Major is defined as units with approximately 20 employees or more. At year-end 2007, 119 production and dis-

Health and safety

Indicators	2007	2006	2005
Number of fatalities due to work-related injuries	1	2	0
Number of lost days injuries*	827	980	1,030
Lost days injury frequency rate**	10.3	13.2	16.1
Number of reported near misses	3 179	-	-
Lost days due to lost days injuries	12 603	14 897	12 715
Working days lost by employee due to lost days injuries	0.31	0.40	0.40
Total absence (from scheduled work)	2.6%	2.7%	3.3%
Total sick leave (whether work-related or not)	2.4%	2.5%	4.0%

* Work-related injury (own employees) resulting in minimum one day's absence from work.

** Lost days injury frequency rate is defined as the number of lost days injuries per million work hours. Assumption: Employees are assumed to work 2 000 hours a year.

Injuries and injury frequency rate

Indicators	Sandvik Tooling	Sandvik Mining and Construction	Sandvik Materials Technology	Other
Number of lost days injuries*	183	379	256	9
Lost days injury frequency rate**	5.7	14.0	14.2	2.6

* Work-related injury (own employees) resulting in minimum one day's absence from work.

** Lost days injury frequency rate is defined as the number of lost days injuries per million work hours. Assumption: Employees are assumed to work 2 000 hours a year.

HIV/AIDS Assistance program

Recipients	Education	Counseling	Prevention/ Risk controls	Treatment
Employees	3	3	3	3
Families of employees	3	2	2	2
Other inhabitants	2	0	1	0

The number denotes the number of countries in which Sandvik offers programs for the respective categories.

Proportion of women (%)

Category	2007	2006	2005
All employees	17.0	17.0	17.0
Internal Board members and President	8.0	6.0	6.0
Managers/supervisors	12.1	11.9	10.5
Staff positions (excluding managers supervisors)	28.0	28.7	30.4
Worker positions	10.7	10.8	10.8

tribution units (80%) were certified. In addition, the majority of the Group's service units were certified. Approximately half of the units not certified comprise new acquisitions during the year. It is estimated that all units will be certified in 2008.

The table on previous page provides an overview of Sandvik's results in terms of health and safety.

The fatality in 2007 was caused by a car accident.

The number of lost days injuries and the injury frequency rate have declined by 19.7% and 36%, respectively, since 2005, while the number of lost days due to lost days injuries remained at approximately the same level. The target is a reduction by 50% before the end of 2008.

Total sick leave has declined by 40% since 2005. The target is 50% reduction by the end of 2010.

The table on previous page presents a comparison between the number of lost days injuries and lost days injury frequency rate for the various business areas in 2007.

The aim of the increased focus on structured follow-ups in the form of investigations and measures when incidents and injuries occur is to reduce the risk for future injuries. Proactive measures are employed in keeping with the same concept when risks are identified in connection with internal audits.

Many units encourage reporting of incidents, for example, by establishing targets for the reporting of a specified number of incidents in relation to one injury (such as the number of Near Misses per lost day injury). From 2007, the number of reported incidents has been introduced as a Group-wide indicator (see table on previous page). To streamline the work intended to reduce the number of injuries, local safety committees have been established. The Sandvik World contains a description of a specific example of how the number of injuries can be reduced.

In certain countries, community and working life is marked by the presence of serious contagious diseases. For example, HIV/AIDS is a considerable problem particularly in southern Africa. Sandvik has implemented programs to educate and counsel employees and their families and, in some cases, other inhabitants near to Sandvik operations, about HIV/AIDS. Within the framework of the program, the opportunity for testing is offered. Condoms and antiretroviral medicines are also offered free of charge. Sandvik has comprehensive operations in South Africa, Zambia and Zimbabwe.

A summary of the HIV/AIDS programs in these countries is presented in the table to the left.

The programs in place at Sandvik's operations in Tanzania and Ghana are less comprehensive but are being developed.

Diversity and equal opportunity

About 75% of Sandvik's employees throughout the world work outside Sweden. The employees at subsidiaries in more than 60 countries have various nationalities and speak a number of languages. The diversity in the Group is great and this is also a prerequisite for Sandvik to be able to secure the availability of the right expertise at the right time for the needs that exist within the company. This high level of diversity is secured by offering equal rights and equal opportunities to all, irrespective of age, race, color, national origin, religion, sex or disability. Today, the proportion of female employees is still only 17% as shown in the table above. Sandvik aims to increase the proportion of women to be a more attractive employer, to ensure access to competent employees in a future with increased competition for skilled labor. Therefore, Group Executive Management has established the target to increase the proportion of female employees to 25% before year-end 2010.

The average number of employees by geographical area and gender is presented in note 3 in the annual report. Other relevant key figures relating to the proportion of men and women are presented in the table above.

Independent Assurance Report

To the readers of Sandvik's 2007 Sustainability Report: At the request of Sandvik AB, we have performed a review of Sandvik's 2007 Sustainability Report. The Sustainability Report is presented on pages 19–20 and 82–88 of Sandvik's 2007 Annual Report and on Sandvik's website www.sandvik.com/sustainability under the heading GRI Index in the form of complete references to Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines, G3, which have been applied in the preparation of the Sustainability Report.

Our undertaking consisted of performing a review of quantitative and qualitative information in the sustainability report. The purpose of our review is to express whether we have found any indications that the sustainability report is not, in all material respects, drawn up in accordance with the criteria stated below. The review has been performed in accordance with FAR SRS' (the Institute for the accountancy profession in Sweden) standard RevR 6 Independent review of voluntary separate sustainability report and AccountAbility's AA1000 Assurance Standard.

In accordance with the AA1000 Assurance Standard, we confirm that we are independent of Sandvik AB and impartial in relation to Sandvik's stakeholders.

Sandvik's Executive Management is responsible for the day-to-day activities regarding sustainable development from the perspective of financial, environmental and social responsibility as well as sustainability reporting. Our task is to express an opinion on the Sustainability Report based on our review.

The preparation of the Sustainability Report has been based on applicable parts of Sustainability Reporting Guidelines, G3, issued by the Global Reporting Initiative (GRI) and specific measurement and reporting principles, Fair Play Reporting, developed and adopted by Sandvik. Together, these form the criteria used in the course of performing our review procedures.

The scope of our review included the following activities:

- Interviews with senior executives to obtain information regarding significant events and activities during the period to which the report refers and regarding the Group's sustainability-related risks and the reporting of these risks.
- Review of information on the scope and limitations of the contents of the 2007 Sustainability Report.
- Review of the Group's principles for reporting sustainability information.
- Review of the Group's system and routines for registration, accounting and reporting of sustainability performance data.
- Pre-announced visits to eight of Sandvik's facilities located in the Czech Republic, Germany, the US, South Africa, Sweden, Italy and India. Interviews with management and key personnel in order to ensure that sustainability performance data are reported, in all material respects, in a uniform manner and in accordance with the reporting principles.
- Review of underlying documentation, on a test basis, to assess whether the information and data in the sustainability report is based on that documentation.
- Review of qualitative information and statements, as well as the report on compliance with legislation, permits and conditions related to sustainability.
- Interviews with certain external and internal stakeholders to verify that Sandvik responds to important stakeholders' concerns in the sustainability report.
- Overall assessment of the sustainability report to form an opinion as to whether the reported information, in all material respects, reflects stakeholder requirements regarding sustainability information.
- Review to ascertain that the contents of the sustainability report does not contradict other information in Sandvik's 2007 Annual Report.
- Discussion with Senior Executives regarding the results of our review.

Based on our review procedures, nothing has come to our attention to indicate that Sandvik's 2007 Sustainability Report has not, in all material respects, been prepared in accordance with the above stated criteria.

KPMG Bohlins AB
Sandviken, 19 February 2008

Caj Nackstad
Authorized Public Accountant

Åse Bäckström
Specialist Member FAR SRS

Corporate Governance Report Sandvik 2007

Effective and transparent corporate governance enhances the confidence of Sandvik's stakeholders and also promotes business value and shareholders' value.

General

Sandvik is a public company listed on the OMX Nordic Exchange Stockholm. The company has some 89,000 shareholders. Sandvik AB is domiciled in Sandviken, Sweden and is the parent company of the Sandvik Group with subsidiaries in some 60 countries. Its operations are global with representation in 130 countries, and the Group has some 47,000 employees. Sandvik shall be the customers' obvious first choice and create the best added value to its stakeholders – in particular customers, shareholders and personnel. At the same time, Sandvik shall be a good corporate citizen taking on long-term responsibility. The purpose of corporate governance is to specify the roles and responsibilities between owners, the Board and the executive management. Corporate governance comprises the Group's control and management system. Another important corporate governance ingredient is the linkage to Sandvik's risk management in accordance with the ERM model and to the model for remuneration of senior executives. The Corporate Governance Report is not part of the statutory Annual Report and Sandvik's external auditors have not examined it.

Corporate governance within Sandvik is based on applicable legislation, the rules and regulations of the Stockholm Stock Exchange, the Swedish Code of Corporate Governance, and internal guidelines. For additional information on the Swedish Code of Corporate Governance and information on the annual meeting of shareholders, refer to the website of The Swedish Corporate Governance Board, www.bolagsstyrning.se

Ownership structure

Information on shareholders and shareholdings is presented on pages 4–5 (the section on the Sandvik share).

Articles of Association

According to Sandvik's Articles of Association, the Company's name is Sandvik Aktiebolag. Its share capital amounts to SEK 1,423,544,610 represented by 1,186,287,175 shares. Each share carries one vote at meetings of shareholders. The Board of Directors, to the extent elected at the Annual Meeting, shall comprise minimum five and maximum eight directors with maximum five deputies. Minimum two, maximum three auditors and the same number of deputies shall be appointed. The Annual Meeting may also appoint one auditor only, without deputy, if a registered audit firm is appointed. The Company's financial year is the calendar year. The Annual Meeting shall be convened in Sandviken or Stockholm.

The entire Articles of Association are available on the Company's website, www.sandvik.se

CORPORATE GOVERNANCE OF SANDVIK


External audit
SHAREHOLDERS
Annual Meeting of Shareholders
Nomination Committee
Audit Committee
BOARD OF DIRECTORS
Remuneration Committee
Group Assurance
PRESIDENT AND GROUP EXECUTIVE MANAGEMENT
Group functions
GROUP COUNCILS
• Environment, Health and Safety
• R&D
• Purchasing
• IT
• Finance
• HR
BUSINESS AREAS
Sandvik Tooling
Sandvik Mining and Construction
Sandvik Materials Technology

Shareholders' meetings

Under the Companies Act, the meeting of shareholders is the highest decision making forum, where the shareholders exercise their voting rights. At the annual meeting of shareholders, decisions are made relating to the annual report, dividends, election of board members and appointment of auditors, remuneration of board members and auditors, and other matters set out in the Companies Act and the articles of association. Additional information on the Annual Meeting of Shareholders and complete minutes are published on the Company's website, www.sandvik.se

Annual Meeting of Shareholders 2007

Shareholders representing 52.3% of the votes and capital attended the Annual Meeting held on 26 April 2007. Sven Unger, attorney at law, was elected to chair the meeting. The meeting resolved to declare a dividend of SEK 3.25 per share for the year 2006, and to distribute an additional SEK 3.00 per share by way of a redemption proceeding. Lars Pettersson, President and CEO, in his presentation commented on the operations during the financial year 2006 and developments during the first quarter of 2007. He further gave an account of the Group's business concept and its expected future strategic development. Georg Ehrnrooth, Clas Åke Hedström, Sigrun Hjelmquist, Fredrik Lundberg, Hanne de Mora, Egil Myklebust, Anders Nyrén, and Lars Pettersson were all re-elected ordinary members of the Board. Clas Åke Hedström was elected chairman of the Board. The personnel organizations had appointed Tomas Kärnström and Göran Lindstedt as ordinary members of the Board with Mette Ramberg and Bo Westin as deputies. Anders Nyrén is vice chairman of the Board. The shareholders' meeting resolved to approve the principles for remuneration of senior executive proposed by the Board.

Nomination Committee

A Nomination Committee has been established in accordance with the decision reached at the Annual Meeting of Shareholders. The four largest shareholders known to the Company each appoint one member and together with the Chairman of the Board they make up the Nomination Committee. The committee shall submit a proposal for the election of the chairman at the Annual Meeting. It shall further propose how many board members shall be elected and how a nomination committee shall be formed to act at the next annual meeting and what its assignment shall be.

The composition of the Nomination Committee shall be published as soon as the committee is formed, however not later than six months before the annual meeting.

The committee making the proposals to the Annual Meeting 2007 held three minuted meetings. The committee had the following composition: Carl-Olof By, Chairman (Industrivärden), Curt Källströmer (Handelsbanken's Pension Foundations), Staffan Grefbäck (Alecta Pensionsförsäkring), Marianne Nilsson (Swedbank Robur Funds), and Clas Åke Hedström (Sandvik's Chairman). The committee was informed by Sandvik's Chairman about the Board's own evaluation of board members' performance. The Committee has discussed the general criteria that board members should meet, including independence issues. Bringing about a more even gender distribution was something the Committee paid special attention to.

The committee concluded that the current size of the Board, that is eight members, is what best serves Sandvik, and that the present Board meets the demands that will be placed considering the Company's position and future direction.

The committee proposed that Hanne de Mora, Georg Ehrnrooth, Sigrun Hjelmquist, Fredrik Lundberg, Egil Myklebust, Anders Nyrén, Lars Pettersson, and Clas Åke Hedström (Chairman), be re-elected.

Nomination Committee at the 2008 Annual Meeting of Shareholders

The members of the Nomination Committee formed to make its proposals to the Annual Meeting of Shareholders on 29 April 2008 are Carl-Olof By, Chairman (Industrivärden), Curt Källströmer (Handelsbanken's Pension Foundations), Staffan Grefbäck (Alecta Pensionsförsäkring), Marianne Nilsson (Swedbank Robur Funds), and Clas Åke Hedström (Sandvik's Chairman).

The Nomination Committee shall submit a proposal for the election of the chairman at the Annual Meeting. It shall further propose to the meeting how many board members and auditors should be elected, the candidates for the posts as chairman and other members of the board, and for the post(s) as auditor(s), and make recommendations on fees to each member of the board and to the auditor(s). Finally, it shall propose how a nomination committee shall be formed to act at the annual meeting in 2009 and what its assignment shall be.

The Board of Directors

The Board of Directors is responsible for the company's organization and the management of the company's business. The Board shall continuously monitor the company's and the Group's financial position. The Board shall ensure that the company's organization is designed in a way that ensures that the accounts, the management of assets, and the company's financial condition are satisfactorily controlled. The President is responsible for the daily operations pursuant to guidelines and instructions issued by the Board. The distribution of responsibilities between the Board and the President is laid down in written instructions.

The principal tasks of the Board are to:

- establish the overall objectives for the Company's operations and the strategy for reaching those goals
- ensure that the company's executive management functions efficiently and is suitably remunerated
- ensure that the company's external financial reporting transparently and objectively gives a fair view of the company's performance, profitability and financial position as well of risk exposures
- ensure that there are effective systems for monitoring and control of the company's operations and financial position compared to the established goals

- monitor and evaluate the company's development and advise and support the President in taking necessary measures
- ensure that there is adequate control of compliance with laws and regulations governing the company's operations
- ensure that necessary ethical guidelines are established for the company's behavior
- decide on acquisitions, divestments and investments
- propose dividends to the Annual Meeting of Shareholders.

Composition of the Board of Directors
Sandvik AB's Board of Directors, to the extent elected at the Annual Meeting, has eight members. The union organizations under Swedish law are entitled to representation on the Board and they have appointed two additional ordinary members and two deputies.

In accordance with the proposal of the Nomination Committee, Georg Ehrnrooth, Clas Åke Hedström, Sigrun Hjelmquist, Fredrik Lundberg, Hanne de Mora, Egil Myklebust, Anders Nyrén and Lars Pettersson were re-elected at the Annual Meeting in 2007. Clas Åke Hedström, who was elected Chairman of the Board has earlier been President and CEO in the company (1994–2002). President and CEO Lars Pettersson is employed by the company. Clas Åke Hedström and Lars Pettersson, accordingly, are not independent in relation to the Company as defined in the Code. Anders Nyrén is the president of Industrivärden. Fredrik Lundberg is a member of the board of Industrivärden. Industrivärden owns shares representing slightly more than 10% of the voting rights in Sandvik. Anders Nyrén and Fredrik Lundberg are thus not independent in relation to major shareholders as defined in the Code. The remaining four members elected at the Annual Meeting are all independent in relation to Sandvik and major shareholders. The composition of the Board is, therefore, meeting the requirements laid down in the Code that minimum two of those members that are independent in relation to the company and its management shall also be independent in relation to major shareholders, and that the members that are independent in relation to the company and major shareholders have the required experience to serve public listed companies.

Sandvik's in-house general counsel Bo Severin serves as secretary of the Board, the Nomination Committee as well as the Remuneration and Audit Committees. For additional information on the members of the Board, see pages 96–97.

Attendance at Board and Committee meetings 2007

Member	Board	Audit Committee	Remuneration Committee
No. of meetings	8	5	4
Georg Ehrnrooth	7		4
Clas Åke Hedström	8		4
Sigrun Hjelmquist	8	5	
Fredrik Lundberg	8	5	
Hanne de Mora	8		
Egil Myklebust	7		4
Anders Nyrén	7	5	
Lars Pettersson	8		
Tomas Kärnström	8		
Göran Lindstedt	7		
Mette Ramberg	7		
Bo Westin	7		

Work procedures
The Board's work procedures and instructions regarding the distribution of work between the Board and the President, and regarding the financial reports to be presented to the Board, are updated and approved every year. The update is based, among other things, on the Board's evaluation of the individual and collective work that the Board performs.

In addition to financial reporting and the monitoring and follow-up of ongoing operations and profit trend, the Board at its meetings deals with the goals and strategies for the operations, acquisitions and significant investments, and matters relating to the financial structure. Senior management regularly reports business plans and strategic issues to the Board. The respective committees prepare remuneration and audit matters.

Board proceedings during 2007
During the year, the Board met on eight occasions. The Board has dealt with strategic issues related to the operations of the business areas. The executive managements of all three business areas have presented their goals and strategies and the Board has visited Sandvik Tooling's Gimo unit, Sanvik Mining and Constructions' unit in Tammerfors, Finland, and Sandvik Materials Technology's unit in Hallstahammar.

The Board has dealt with matters related to personnel, such as planning for replacements and remuneration terms. Decisions have been taken on investments, acquisitions and divestments. Other areas dealt with include the Group's work on risk management and the strategy for capital structure and borrowings.

Remuneration to the Board members
As decided at the Annual Meeting of Shareholders, the fee to each of the external members elected at the meeting is SEK 425,000. The Chairman's fee is SEK 1,275,000 and the fee to the Vice Chairman is SEK 850,000. In addition, each of the members of the Audit Committee and the Remuneration Committee receives a fee of SEK 100,000 and 50,000, respectively, in total SEK 450,000. For additional information on remuneration to the Board members, see pages 55–56.

Evaluation of the Board members
To ensure that the Board of Directors meets with required standards, a systematic and structured process has been developed to evaluate the work that the Board and its members perform. The evaluation of the work of the board and its need for experience and competence

covers each individual member. The Board discusses the evaluations in a plenary meeting. The Chairman of the Board presents the results of the evaluation at a meeting with the Nomination Committee.

Evaluation of the President

The Board continually evaluates the performance of the President and CEO. When this issue is dealt with – at least once a year – no members of management attend.

Committees

The tasks of the committees and their work procedures are set out in written instructions issued by the Board. The committees shall prepare the areas dealt with and report to the full Board for resolution.

Remuneration Committee

According to the Board's work procedures, the Remuneration Committee based on the guidelines decided at the Annual Meeting of Shareholders shall prepare remuneration to the President and other members of senior executive management. The members of the Remuneration Committee during 2007 were the Board's chairman Clas Åke Hedström (also chairman of the Committee), Georg Ehrnrooth and Egil Myklebust.

The committee's proposals to the Board cover the principles for remuneration, the distribution between fixed and variable salary, pension terms, principles for termination benefits, and other benefits to the senior executive management.

The Board based on the proposal by the Remuneration Committee decides the remuneration to the President and CEO. The President decides remunerations to the other senior executives after consultation with the Remuneration Committee. For additional information, see pages 55–56. During 2007, the Remuneration Committee met four times.

Audit Committee

The members of the Audit Committee are Anders Nyrén, chairman, Sigrun Hjelmquist and Fredrik Lundberg. The Audit Committee met five times during the year. The external auditors and representatives of management attended these meetings. The President did not attend any meeting. Areas dealt with by the committee mainly covered the planning and scope of the internal as well as the external audit. The committee also dealt with the implementation of systematic processes for risk management, accounting procedures, taxation, finance operations, and insurance and pension issues.

External auditors

At the 2004 Annual Meeting of Shareholders, the audit firm KPMG Bohlins AB was appointed auditor for the four-year period until the 2008 Annual Meeting, with Caj Nackstad as the main responsible auditor. The audit is reported to the shareholders through the audit report. Such report provides a recommendation to the shareholders for their decisions at the Annual Meeting on the adoption of the income statements and balance sheets of the Parent Company and the Group, the appropriation of the Parent Company's profit and for the discharging of the members of the Board and the President of liability for the financial year.

The audit is conducted in accordance with the Companies Act and generally accepted auditing standards, which require that the audit is planned and performed on the basis of knowledge of the Group's operations and its development and strategies. The audit includes, among other things, an examination of the observance of the articles of association, the Companies Act, the Annual Accounts Act, International Financial Reporting Standards (IFRS), and the disclosure standards laid down by the Stock Exchange as well as issues related to the valuation of items reported in the balance sheet and the follow-up of essential accounting processes and financial control.

The progress of the audit is regularly reported during the year to the managements of individual entities and the business areas, to Group Executive Management, the Audit Committee and to the Board of Sandvik AB.

The independence of the external auditors is governed by a special instruction laid-down by the Audit Committee setting out which non-audit services the external auditors may provide to Sandvik.

Under the Auditors Act, the auditors are required to continually assess their independence. For information on fees paid to auditors, see page 58, note 3.7.

Operational management

Information on the Group's operational organization and business activities is available on the Company's website, www.sandvik.com.

The three business areas Sandvik Tooling, Sandvik Mining and Construction and Sandvik Materials Technology make up Sandvik's operational structure. The presidents of the business areas report directly to the President of Sandvik AB and are responsible for the business activities of their respective areas. The business areas in turn are organized in various product areas or customer segments. Internal board meetings are held at the business area level. Sandvik's President chairs these meetings. In addition to the president and the financial manager of the business area, Sandvik's two Executive Vice Presidents, the group's Financial Controller and the in-house general counsel normally attend these meetings.

The President, the two Executive Vice Presidents, and the three presidents of the business areas make up Group Executive Management. Group Executive Management meets every month and then deals with the Group's financial development, groupwide development projects, leadership and competence issues, and other strategic issues. The Group has established eleven group functions responsible for groupwide activities within finance, treasury, IT, communications, internal control, legal affairs, personnel, taxes, investor relations, intangible rights, and patents and trademarks. Intangible rights and pantens and trademarks are managed by a separate wholly owned group entity. In addition to Group Executive Management, business areas and group functions, there are a number of councils commissioned to coordinate groupwide strategic areas such as environment, health and safety, research and development, purchasing, IT, finance and HR.

The President and other members of Group Executive Management are presented on page 98. For principles, remuneration and other benefits to the President and Group Executive Management, se pages 55–56, note 3.5.

For each country where Sandvik has a subsidiary, there is a Country Manager whose task, among other things, is to represent Sandvik in relation to public authorities in the country, assume responsibility for groupwide issues, to coordinate groupwide processes, and to ensure compliance with groupwide guidelines.

For each such country, a member of Group Executive Management has been assigned overall responsibility for the operations in the country concerned (Group Management Representative). That member is in most cases also chairman of the local board and, among other things, has a task to ensure, aided by the Country Manager, that groupwide guidelines are complied with.

Integration of acquired companies

Sandvik has actively acquired other companies. Over the latest 10-year period, some 50 companies have been acquired. Twelve new companies with some 3,000 employees and earning a total revenue of more than SEK 5 billion (at acquisition date) have been acquired during the latest two years. Accordingly, a considerable part of the Sandvik Group's growth comes from acquisitions.

A swift and well-accomplished integration of new companies with Sandvik's other operations is of utmost importance. The synergies of the acquisition must be ensured. The integration also comprises management and personnel issues, the incorporation with Sandvik's administrative procedures, and with the core values: Open Mind, Fair Play and Team Spirit.

The integration is secured in three steps. During the initial acquisition stage, before negotiations have been completed and before the acquisition is accomplished, the significant integration aspects are analyzed and prepared. As soon as the acquisition is concluded, an integration group is appointed and that group shall plan and give effect to the integration in various areas. Finally, the company is incorporated into Sandvik's administrative procedures and its personnel are trained in Sandvik's procedures and set of values. This includes financial reporting, which allows for early consolidation into Sandvik's financial reporting and the consolidated accounts.

Internal control and risk management

The Board has the overall responsibility to ensure that the Group's system for management and internal control is effective.

Control environment

The guidelines for Sandvik's operations are assembled in The Power of Sandvik, the contents of which include:

- the Group's business concept, vision, mission, strategies, objectives and values
- organization and job descriptions
- Sandvik's Code of Conduct setting out, among other things, business ethics, human rights, equal opportunity, health and safety, external environment and community involvement
- administrative procedures, guidelines and instructions (authority, authorization manual, financial reporting, risk management, personnel policy, work environment, etc.); in some markets such guidelines have furthermore been adapted to local legislation.

The Power of Sandvik is the platform for the Group's processes for internal control, risk management, and information and communication.

All employees shall comply with the guidelines in the Power of Sandvik. Every manager within the Group is responsible for ensuring that the Code of Conduct, guidelines and instructions are complied with.

The Code of Conduct covers Sandvik's internal activities, the Company's role in society and its attitude to customers, employees, suppliers, and shareholders. The code is based on fundamental values for responsible business behavior, human rights, conditions at work and environment as described in the OECD's guidelines for multinational companies and applicable laws and regulations. To ensure that these guidelines and values are mirrored in Sandvik's actual behavior, monitoring and control is exercised through self-assessments, reporting of key data as well as quarterly reporting to Group Executive Management and the Board. A committee with members from Group Executive Management regularly arranges seminars attended by managers from the entire world. At such seminars, the Code of Conduct is described, discussed and transformed into local action plans.

Risk management

Effective risk management unites the operational business development with the demand for a sustainable value creation called for by shareholders and other interested parties. Risk management also aims at minimizing risks while at the same time ensuring that opportunities are utilized in the best possible way.

The Group's risk management complies with the ERM model described on page 21 and is integrated with planning, monitoring and control within the framework of strategic and operational management. Goals have been established for the integrated risk management. It shall:

- create heightened risk awareness in the organization, all the way from operational decision-makers to the Board of Directors. Transparent and consistent reporting of risks shall form the basis for a common approach to what shall be prioritized and managed.
- support the Board and executive management in the strategic decision-making by continuous identification and evaluation of strategic risks
- contribute to improvements in operational decision-making by managers at various levels by securing the continuous evaluation and management of operational risks
- secure adequate improvements in the control of the company's exposure to risk by implementing a common model and methodology for risk management.

The organization of internal control over financial reporting

Sandvik's organization allows for continuous work to maintain the internal control over financial reporting in accordance with the five components of the so-called COSO framework. The components control environment and risk assessment have been described above. Work on the remaining three components, that is control activities, information and communication, and monitoring are dealt with below.

Control activities have been implemented in all areas affecting financial reporting. At business and product areas, controllers are responsible for the maintaining of internal control within their respective areas of responsibility. They monitor the operations performing analytical controls such as trend analyses, follow-up of forecasts and budgets, analyses of results and balance sheet items, and by reconciling accounts. The result of this work is regularly reported to management and group functions concerned. The functions regularly monitor their respective areas of responsibility in order to identify potential risks and errors, when necessary coordinating that work with business areas and reporting units. Group Financial Control, Group Business Control and Group Assurance all have a special responsibility for internal control over financial reporting.

Financial reports setting out the Group's financial position and the development of results of operations are regularly submitted to the Board. The Board deals with all quarterly interim reports as well as the annual report prior to the publishing of these reports and monitors the examination of internal control conducted by Group Assurance and by the external auditors.

At Sandvik, there is also a system for internal board meetings at the various units with a formal agenda including financial reporting, monitoring and arriving at decisions.

Governing documents such as policies and instructions are regularly updated on the Company's intranet, which is available to all employees. Also reporting requirements are updated on the intranet and communicated through formal as well as informal channels and at recurrent meetings and conferences.

Information to external parties is regularly communicated on Sandvik's website containing news and press releases. Quarterly interim reports are externally published supplemented by meetings between investors and management. In addition, there is an established agenda for communicating information on shareholders' meetings and other information to owners. Each business manager is ultimately responsible for the continuous follow-up of a unit's financial information. In addition, the information is followed-up at business area level, by group councils, the executive management and by the Board.

The group function Group Assurance has been assigned the task to continuously follow-up how well internal control, corporate governance and risk management function. During 2007, Group Assurance made such follow-ups of principal units and processes. These assignments are currently reported to the Audit Committee, Group Executive Management and business area management.

Group Assurance

Group Assurance, is assigned by the Board and the Audit Committee to evaluate whether the Group has a well-functioning corporate governance, internal control and risk management.

The purpose of the activities of Group Assurance is to support the creation of value growth in the Group. It shall thus ensure that well-functioning risk management and internal control have been established and are functioning well. It shall further suggest improvements in the areas of corporate governance, internal control and risk management. The independence of the Group Assurance function is ensured by its reporting to the Audit Committee. Functionally, the head of Group Assurance reports to Sandvik's Executive Vice President and CFO.

The internal audits are based on the Group's guidelines and policies for corporate governance, risk management and internal control over, among other things, financial reporting, compliance with the Code of Conduct and IT. The examination results in actions and programs for improvement. The teams report to Group and business area management and to the Audit Committee.

Board of Directors and auditors

Members of the Board

Clas Åke Hedström, b. 1939. Chairman since 2002, Director of Sandvik AB since 1994. Education and business experience: MSc. Eng. President and CEO of Sandvik AB 1994–2002. President of Sandvik Tooling business area 1980–1994 and various positions within Sandvik Coromant 1965–1980. Current Board assignments: Director of AB SKF. Shareholding in Sandvik (own and closely related persons): 225,000.

Lars Pettersson, b. 1954. Director of Sandvik AB since 2002. Education and business experience: MSc. Eng., PhD Honorary. President and Chief Executive Officer of Sandvik AB since 2002. Group Executive Vice President and President of Sandvik Specialty Steels business area 2000–2002. Various positions within production and management in Sandvik 1978–1999. Current Board assignments: Director of Skanska AB, Teknikföretagen and the Royal Institute of Technology in Stockholm. Shareholding in Sandvik (own and closely related persons): 113,443.

Georg Ehrnrooth, b. 1940. Director of Sandvik AB since 1997. Education and business experience: Graduate engineer, D.Tech. Honorary. President of Metra Oyj (currently Wärtsilä Oyj Abp) 1991–2000, President of Lohja Oyj Abp 1979–1991, various positions in production and management within Wärtsilä Oyj Abp 1965–1979. Current Board assignments: Chairman of the Board of Sampo plc, Director of Oy Karl Fazer Ab and Nokia Oyj. Shareholding in Sandvik (own and closely related persons): 55,000.

Sigrun Hjelmquist, b. 1956. Director of Sandvik AB since 2003. Education and business experience: MSc. Eng., Eng. Licentiate. Chairman of and Partner in Sight Executive Group since 2005, Partner in BrainHeart Capital AB 2000–2005, President of Ericsson Components AB 1998–2000, various positions within the Ericsson Group 1979–1998. Current Board assignments: Director of Svenska Handelsbanken AB, E.ON Sverige AB, RAE Systems Inc, Audiodev AB, Micronic Laser Systems AB, Silex AB, Seamless Distribution AB and Symsoft AB. Shareholding in Sandvik (own and closely related persons): 5,000.

Fredrik Lundberg, b. 1951. Director of Sandvik AB since 2006. Education and business experience: MSc. Eng., B.Sc. (Econ.), D.Econ Honorary, D.Tech. Honorary. Active in L E Lundbergföretagen AB since 1977 and Chief Executive Officer since 1981. Current Board assignments: Chairman of the Board of Cardo AB, Holmen AB, Hufvudstaden AB, Director of Svenska Handelsbanken AB, AB Industrivärden, LE Lundbergföretagen AB and NCC AB. Shareholding in Sandvik (own and closely related persons): 3,300,000, via L E Lundbergföretagen AB 12,900,000 and via AB Industrivärden 136,431,200.

Anders Nyrén, b. 1954. Director of Sandvik AB since 2002. Vice Chairman of the Board. Education and business experience: B.Sc. (Econ.), MBA. President and Chief Executive Officer of AB Industrivärden since 2001, Executive Vice President and CFO of Skanska AB 1997–2001, various executive positions within AB Wilhelm Becker, STC Scandinavian Trading Co AB, STC Venture AB, OM International, Securum AB and Nordbanken 1979–1997. Current Board assignments: Chairman of Association of Exchange-listed Companies and the Association for Good Practices on the Securities Market, Vice Chairman of Svenska Handelsbanken AB, Director of Ericsson, Industrivärden, SCA, Skanska, SSAB, and Ernströmgruppen. Shareholding in Sandvik (own and closely related persons): 4,500.

Egil Myklebust, b. 1942. Director of Sandvik AB since 2003. Education and business experience: LLB. Chief Executive Officer of Norsk Hydro 1991–2001, President of Næringslivets hovedorganisajon 1989–1990, President of Norsk Arbeidsgivareforening 1987–1988, various positions within Norsk Hydro 1971–1987. Consultant to the National Insurance Administration 1968–1971. Current Board assignments: Chairman of the Board of SAS, Director of University Board (University of Oslo). Shareholding in Sandvik (own and closely related persons): 5,000.

Hanne de Mora, b. 1960. Director of Sandvik AB since 2006. Education and business experience: B.Sc. (Econ.), Bachelor's degree of Business Administration IESE, Barcelona. One of the founders and owners, also Chairman of the Board of the management company a-connect (group) ag since 2002, partner in McKinsey & Company, Inc. 1989–2002, various positions within brand management and controlling within Procter & Gamble 1986–1989. Current Board Asignments: Director of Tomra Systems ASA. Shareholdings in Sandvik (own and closely related persons): 0.

Tomas Kärnström, b. 1966. Director of Sandvik AB since 2006 (Employee representative). Education and business experience: Principal safety representative Sandvik Materials Technology. Various positions within Sandvik since 1986. Current Board Assignments: – . Shareholdings in Sandvik (own and closely related persons): 2,865.

Göran Lindstedt, b. 1942. Director of Sandvik AB since 1989 (Employee representative). Education and business experience: Employee Relations Consultant. Various positions within Sandvik since 1965. Current Board assignments: – . Shareholding in Sandvik (own and closely related persons): 9,460.

Deputy members

Bo Westin, b. 1950. Director of Sandvik AB since 1999 (Employee representative). Education and business experience: Chairman Union Committee, Metal Workers' Union, Sandvik Rotary Tools AB, Köping. Various operator positions within Sandvik Mining and Construction since 1973. Volvo Köpingverken 1971–1972, Köpings Mekaniska Verkstad 1968–1970. Current Board assignments: Director of Sandvik Rotary Tools. Shareholding in Sandvik (own and closely related persons): 0.

Mette Ramberg, b. 1961. Director of Sandvik since 2006 (Employee representative). Education and business experience: Master of Engineering NTH Norway, research engineer since 1997. Current Board assignments: – . Shareholding in Sandvik (own and closely related persons): 825.

Percy Barnevik, Honorary Chairman, b. 1941. Chairman of the Board of Sandvik AB 1983–2002.

Auditors

Caj Nackstad, b. 1945. Auditor in charge, Authorized Public Accountant, KMPG. Other auditing assignments: Bilia, Billerud, Skanska, LKAB, Axel Johnson AB and Wallenius. Current Board assignments: – . Shareholding in Sandvik (own and closely related persons): 0.

Board Secretary

Bo Severin, b. 1955. Secretary to the Sandvik Board of Directors since 2000. Education and business experience: LLB. Chief Counsel in Sandvik AB. Current Board assignments: – . Shareholding in Sandvik (own and closely related persons): 12,333.

Information regarding Board assignments and holdings of shares is as of 1 January 2008.

Group Executive Management and Group staffs

Lars Pettersson, b. 1954. Director of Sandvik AB since 2002. Education and business experience: MSc. Eng., PhD Honorary. President and Chief Executive Officer of Sandvik AB since 2002. Group Executive Vice President and President of Sandvik Specialty Steels business area 2000–2002. Various positions within production and management in Sandvik 1978–1999. Current Board assignments: Director of Skanska AB, Teknikföretagen and the Royal Institute of Technology in Stockholm. Shareholding in Sandvik (own and closely related persons): 113,443. Employee stock options: – .

Peter Larson, b. 1949. Executive Vice President of Sandvik AB since 2002, head of IT since 2004, and head of HR since December 2007. Education and business experience: B.Sc. (Econ), Executive Vice President and head of IT, Sandvik AB 2004–2007, Executive Vice President and CFO, Sandvik AB 2000–2004, Executive Vice President of Kanthal 1992–2000, Administration Manager, Uddeholm Tooling 1989–1992, controller positions within Härnösands Grafit AB, Kanthal AB and Asea/ABB 1974–1989. Current Board assignments: – . Shareholding in Sandvik (own and closely related persons): 22,325. Employee stock options: 10,000.

Per Nordberg, b. 1956. Executive Vice President and CFO of Sandvik AB since 2004. Education and business experience: B.Sc (Econ). CFO, OMX 2002–2004, Group Treasurer, AstraZeneca Plc 1999–2002, Group Treasurer, Astra 1995–1999, other senior finance positions within Atlas Copco 1981–1994. Current Board assignments: Director of Första AP-fonden. Shareholding in Sandvik (own and closely related persons): 500. Employee stock options: – .

Anders Thelin, b. 1950. President of Sandvik Tooling business area since 2000. Education and business experience: MSc. Eng. Various positions within research and development and the management group of Sandvik Coromant 1976–2000. Current Board assignments: Director of Haldex AB. Shareholding in Sandvik (own and closely related persons): 15,918. Employee stock options: 5,000.

Lars Josefsson, b. 1953. President of Sandvik Mining and Construction business area since 2003. Education and business experience: MSc. Eng. Physics. President, ABB STAL/ALSTOM 1998–2003. Current Board assignments: – . Shareholding in Sandvik (own and closely related persons): 25,000. Employee stock options: 5,000.

Peter Gossas, b. 1949. President of Sandvik Materials Technology business area since 2001. Education and business experience: MSc. Eng. Avesta Polarit 1986–2001, SSAB 1974–1986. Current Board assignments: – . Shareholding in Sandvik (own and closely related persons): 120. Employee stock options: 5,000.

Group Staffs

Business Control	Andreas Burman
Business Development and IT	Peter Larson
Communications	Anders Wallin
Financial Control	Björn Wahlborg
Group Assurance	Heléne Gunnarson
Intellectual Property	Henrik Hägglöf
Investor relations	Jan Lissåker
Legal Affairs	Bo Severin
Personnel	Carina Malmgren Heander (until 14 Nov 2007), Peter Larson (as from 4 Dec 2007)
Taxes and Financial Projects	Thomas B. Hjelm
Finance	Anders Örbom

Information regarding Board assignments and holdings of shares and employee stock options is as of 1 January 2008.

Financial key figures

KEY FIGURES (From 2004 in accordance with IFRS, earlier years in accordance with previous GAAP.)

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Invoiced sales, SEK M	86 338	72 289	63 370	54 610	48 810	48 700	48 900	43 750	39 300	42 400
Change, %	+19	+14	+16	+12	0	0	+12	+11	-7	+24
of which organic, %	+18	+14	+14	+15	+5	-7	+3	+12	-8	+1
of which structural, %	+3	+1	-1	-1	+2	+10	+1	-4	-1	+22
of which currency, %	-2	-1	+3	-2	-7	-3	+8	+3	+2	+1
Operating profit, SEK M	14 394	12 068	9 532	7 578	4 967	5 771	6 103	6 327	4 425	4 595
as % of invoicing	17	17	15	14	10	12	12	14	11	11
Profit after financial items, SEK M	12 997	11 113	8 819	6 877	4 187	5 063	5 606	5 804	5 465	3 935
as % of invoicing	15	15	14	13	9	10	11	13	14	9
Consolidated net profit for the year, SEK M	9 594	8 107	6 392	5 111	2 788	3 436	3 688	3 712	3 620	2 095
Shareholders' equity, SEK M	29 823	27 198	24 507[1]	23 551[1]	21 440	23 205	23 972	23 019	20 109	18 621
Equity ratio, %	35	41	41	46	46	48	50	55	52	47
Net debt/equity ratio, multiple	1.0	0.6	0.7	0.5	0.5	0.5	0.4	0.3	0.3	0.4
Rate of capital turnover, %	112	115	112	108	98	97	102	104	95	104
Cash and cash equivalents, SEK M	2 006	1 745	1 559	1 720	1 972	2 175	2 258	2 097	2 369	1 800
Return on shareholders' equity, %	34.4	31.8	27.4	21.7	12.8	14.9	15.5	17.3	12.4[2]	11.9
Return on capital employed, %	27.0	27.6	23.7	20.5	13.4	15.4	17.4	20.3	15.1[2]	16.3
Investments in property, plant and equipment, SEK M	5 399	4 801	3 665	2 967	3 153	2 357	2 627	2 087	1 875	2 811
Total investments, SEK M	10 068	6 081	3 950	3 278	3 260	5 066	4 083	2 670	2 233	3 202
Cash flow from operations, SEK M	5 476	8 170	7 266	5 322	6 421	7 190	5 093	4 476	3 394	3 919
Cash flow, SEK M	179	357	-380	-207	-104	48	73	-334	577	-791
Number of employees, 31 December	47 123	41 743	39 613	38 421	36 930	37 388	34 848	34 742	33 870	37 520

1) Total equity, including minority interest. 2) Excluding items affecting comparability.

PER-SHARE DATA, SEK

(From 2004 in accordance with IFRS. Earlier years in accordance with previous GAAP. All historical figures are adjusted taking into account the 5:1 split.)

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Basic earnings[1]	7.65	6.45	4.95	3.85	2.20	2.70	2.85	2.85	2.80	1.60
Diluted earnings[2]	7.65	6.45	4.90	3.75	2.15	2.70	2.85	2.80	2.75	1.60
Equity	24.10	22.00	19.80	18.30	17.20	18.60	19.10	17.80	15.50	14.40
Dividend (2007 as proposed)	4.00	3.25	2.70	2.20	2.10	2.00	1.90	1.80	1.60	1.40
Direct return[3], %	3.6	3.3	3.6	4.1	4.2	5.2	4.2	4.0	3.0	5.0
Payout percentage[4], %	52	50	55	57	94	73	66	63	57	86
Quoted prices, Sandvik share, highest	150.50	106.00	79	56	50	52	49	62	56	50
lowest	95.75	70.50	54	46	35	38	35	36	27	27
year-end	111.25	99.50	74	54	50	39	45	45	54	28
No. of shares at year-end, million	1 186.3	1 186.3	1 186.3	1 235.2	1 250.1	1 250.1	1 255.1	1 293.5	1 293.5	1 293.5
Average no. of shares, million	1 186.3	1 186.3	1 216.9	1 255.8	1 250.1	1 252.5	1 277.6	1 293.5	1 293.5	1 293.5
P/E ratio[5]	14.5	15.4	15.0	13.9	22.1	14.2	15.6	15.9	19.1	17.4
Quoted price, % of equity[6]	462	452	374	293	288	209	235	255	344	196

1) Profit for the year per share.
2) Profit for the year per share after dilution.
3) Dividend divided by the quoted price at year-end.
4) Dividend divided by basic earnings per share.
5) Market price of share at year-end in relation to earnings per share.
6) Market price of share at year-end, as a percentage of equity per share.

Definitions, page 52

DEVELOPMENT BY BUSINESS AREA

	INVOICED SALES			OPERATING PROFIT AND OPERATING MARGIN					
	2007	2006	2005	2007		2006		2005	
	SEK M	SEK M	SEK M	SEK M	%	SEK M	%	SEK M	%
Sandvik Tooling	24 732	22 477	20 847	5 989	24	5 191	23	4 420	21
Sandvik Mining and Construction	33 073	25 001	20 560	4 979	15	3 672	15	2 654	13
Sandvik Materials Technology	22 486	19 337	17 003	2 435	11	2 324	12	1 729	10
Seco Tools*	6 011	5 436	4 919	1 491	25	1 266	23	1 100	22

* Seco Tools, an independent, exchange-listed group of companies that markets tools for metal cutting, is part of the Sandvik Group.

Annual Meeting, payment of dividend

Annual Meeting

The Annual Meeting will be held at Jernvallen, Sandviken, Sweden on Tuesday, 29 April 2008 at 5.00 p.m. Shareholders wishing to attend the Meeting must notify the Company either by letter to Sandvik AB, Legal Affairs, SE-811 81 Sandviken, Sweden or by telefax +46 26 26 10 86, or by telephone +46 26 26 09 40 from 9.00 a.m. to 12.00 noon and 1.00 p.m. to 4.00 p.m. on weekdays, or via the Internet on the Group's website (www.sandvik.se). Notification must reach Sandvik AB not later than Wednesday, 23 April 2008. In order to qualify for attendance, shareholders must also have been entered in the Share Register kept by VPC AB not later than Wednesday, 23 April 2008 to establish their right to attend the Meeting.

Shareholders whose shares are registered as held in trust must have them temporarily re-registered with the VPC in their own names not later than Wednesday, 23 April 2008 to establish their right to attend the meeting. Note that this procedure also applies to shareholders using a bank's shareholder deposit account and/or trade via the Internet.

In notification of your intent to attend the Meeting, please state your name, personal or corporate registration number, address and telephone number, and details of any assistants. If you plan to be represented at the Meeting by proxy, notice must be given to Sandvik AB prior to the Meeting.

Payment of dividend

The Board and the President propose that the Meeting declare a dividend of SEK 4.00 per share for 2007.

The proposed record date is Monday, 5 May 2008. If this proposal is adopted by the Meeting, it is expected that dividends will be paid on Thursday, 8 May 2008. Dividends will be sent to those who, on the record date, are entered in the Share Register or on the separate List of Assignees, etc. To facilitate the distribution, shareholders who have changed address should report their change of address to their bank in sufficient time prior to the record date.

Sandvik's Annual Report

Sandvik's Annual Report for 2007 comprises the formal financial reporting, that is, the Board of Directors' report, income statements and balance sheets, with accompanying notes, etc., and is printed separately in a reduced number of copies for the shareholders who have ordered the printed reports. The general information that was previously included in the annual report is now printed separately under the title The Sandvik World and is distributed to all shareholders. The formal Annual Report is available on the Group's website (www.sandvik.com) and can be ordered in printed form.

Key dates 2008/2009

Annual Report 2007	April 2008
The Sandvik World 2007/2008	April 2008
First-quarter Report	29 April 2008
Annual Meeting	29 April 2008
Second-quarter Report	18 July 2008
Third-quarter Report	30 October 2008
Report on Operations in 2008	4 February 2009
Annual Report 2008	April 2009
The Sandvik World 2008/2009	April 2009
First-quarter Report	28 April 2009
Annual Meeting	28 April 2009

Financial information can be ordered from:
Sandvik AB
Group Communications
SE-811 81 Sandviken, Sweden
Telephone +46 26 26 10 47
www.sandvik.com

PRODUCTION: SANDVIK AB / EHRENSTRÅHLE BBDO PREPRESS: C2 PRINT: EDITA, VÄSTERÅS

END

SANDVIK

SANDVIK AB SE-811 81 SANDVIKEN SWEDEN TEL +46 26 26 00 00 www.sandvik.com